Exhibit 99.1

ANNUAL INFORMATION FORM

For the year ended March 31, 2022

Dated as at June 22, 2022

SILVERCORP METALS INC.

Suite 1750 - 1066 West Hastings Street
Vancouver, BC, Canada  V6E 3X1
Tel: (604) 669-9397
Fax: (604) 669-9387
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

TABLE OF CONTENTS

ITEM 1	GENERAL	3
1.1	Date of Information	3
1.2	Forward Looking Statements	3
1.3	Cautionary Note to U.S. Investors Concerning Preparation of Mineral Resource and Mineral Reserve Estimates	4
1.4	Currency	5
ITEM 2	CORPORATE STRUCTURE	6
2.1	Names, Address and Incorporation	6
2.2	Intercorporate Relationships	7
ITEM 3	GENERAL DEVELOPMENT OF THE BUSINESS	8
3.1	Business of Silvercorp	8
3.2	Three Year History	8
ITEM 4	DESCRIPTION OF THE BUSINESS	13
4.1	General	13
4.2	Corporate Governance, Safety, Environment and Social Responsibility	17
4.3	Chinese Mining Law	18
4.4	Risk Factors	21
ITEM 5	MINERAL PROPERTIES	34
5.1	Ying Mining District, Henan Province, China	34
5.2	GC Mine	58
ITEM 6	DIVIDENDS AND DISTRIBUTIONS	70
ITEM 7	DESCRIPTION OF CAPITAL STRUCTURE	70
ITEM 8	MARKET FOR SECURITIES	71
ITEM 9	ESCROWED SECURITIES	72
ITEM 10	DIRECTORS AND OFFICERS	72
ITEM 11	AUDIT COMMITTEE	75
ITEM 12	PROMOTERS	76
ITEM 13	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	77
ITEM 14	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	77
ITEM 15	TRANSFER AGENTS AND REGISTRARS	77
ITEM 16	MATERIAL CONTRACTS	77
ITEM 17	INTERESTS OF EXPERTS	77
ITEM 18	ADDITIONAL INFORMATION	79

ITEM 1	GENERAL

1.1	Date of Information

All information in this Annual Information Form (“AIF”) is as of March 31, 2022, unless otherwise indicated.

1.2	Forward Looking Statements

Certain statements and information in this AIF for Silvercorp Metals Inc. (“Silvercorp” or the “Company”) constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements and information concerning mineral resource and mineral reserve estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver, lead, zinc and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; estimated production from the Company’s mines in the Ying Mining District (defined herein) and from the GC Mine; availability of funds from production to finance the Company’s operations; access to and availability of funding for future construction and development of the Company’s properties or for acquisitions; and other forecasts and predictions with respect to the Company and its properties.

Forward-looking statements are based on the opinions, assumptions, factors and estimates of management considered reasonable at the date the statements are made. The opinions, assumptions, factors and estimates which may prove to be incorrect, include, but are not limited to: the specific assumptions set forth in this AIF, or incorporated by reference herein; the expectations and beliefs of management; that prices for minerals, particularly silver, gold, lead and zinc remain consistent with the Company’s expectations; that there are no significant disruptions affecting operations, including labour disruptions, supply disruptions, power disruptions, security disruptions, damage to or loss of equipment, whether due to flooding, political changes, title issues, intervention by local communities, environmental concerns, pandemics (including COVID-19) or otherwise; that operations, development and exploration at the Company’s projects proceed on a basis consistent with expectations and the Company does not change its development and exploration plans and forecasts; that prices for key mining supplies, including labour costs and consumables remain consistent with the Company’s current expectations; that plant, equipment and processes will operate as anticipated; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the Company will maintain access to surface rights; that the Company will be able to obtain and maintain government approvals, permits and licenses in connection with its current and planned operations, development and exploration activities; that the Company is able to meet current and future obligations; and that the Company can access adequate financing, appropriate equipment and sufficient labour, all at acceptable rates.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to the matters described in this AIF under Item 4.4 Risk Factors under the following headings: COVID-19; fluctuating commodity prices; recent market events and condition; estimation of mineral resources, reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment in Mexico; environmental risks; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; the Company’s investment in New Pacific Metals Corp; and the Company’s investment in Whitehorse Gold Corp.

This list of risk factors described in this AIF and the Company’s other disclosure documents are not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this AIF, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

1.3	Cautionary Note to U.S. Investors Concerning Preparation of Mineral Resource and Mineral Reserve Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the United States Securities and Exchange Commission’s (the “SEC”) under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The terms “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” used in this AIF are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the “CIM Standards”), as adopted by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The Company is not currently subject to the SEC Modernization Rules. Accordingly, the Company’s disclosure of mineralization and other technical information herein may differ significantly from the information that would be disclosed had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Readers are cautioned not to assume that all or any part of mineral resources will ever be converted into reserves. Pursuant to CIM Standards, “inferred mineral resources” are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable.

1.4	Currency

All sums of money which are referred to herein are expressed in lawful money of the United States, unless otherwise specified. The symbol “CAD$” denotes lawful money of Canada and “RMB” denotes lawful money of the People’s Republic of China. The following table sets forth, for each of the periods indicated, the year-end exchange rate, the average closing rate and the high and low closing exchange rates for one Canadian dollar expressed in U.S. dollar, as quoted by the Bank of Canada:

	Year Ended March 31,
	2022	2021	2020
High	0.8306	0.8029	0.7710
Low	0.7727	0.7034	0.6898
Average	0.7980	0.7575	0.7514
Period End	0.8003	0.7952	0.7049

The exchange rate for one Canadian dollar expressed in U.S. dollar based upon the daily average exchange rate on June 21, 2022 provided by the Bank of Canada was $0.7735.

The following table sets forth, for each of the periods indicated, the year-end exchange rate, the average closing rate and the high and low closing exchange rates for one Canadian dollar expressed in Chinese Renminbi (“RMB”), as quoted by the Bank of Canada:

	Year Ended March 31,
	2022	2021	2020
High	5.3333	5.2854	5.4142
Low	4.9116	4.9950	4.8591
Average	5.1210	5.1285	5.2330
Period End	5.0736	5.2110	4.9950

The exchange rate for one Canadian dollar expressed in RMB, based upon the daily average exchange rate on June 21, 2022 provided by the Bank of Canada, was RMB 5.1760.

ITEM 2	CORPORATE STRUCTURE

2.1	Names, Address and Incorporation

Silvercorp was formed as Spokane Resources Ltd. pursuant to an amalgamation of Julia Resources Corporation and MacNeill International Industries Inc. under the Company Act (British Columbia) on October 31, 1991. By a special resolution dated October 5, 2000, Spokane Resources Ltd. consolidated its share capital on a ten for one basis and altered its Memorandum and Articles of Incorporation by changing its name to “SKN Resources Ltd.” At the Company’s Annual and Special General Meeting held October 20, 2004, the shareholders approved an increase to the Company’s authorized capital to an unlimited number of common shares (each, a “Common Share”) and adopted new Articles consistent with the transition to the Business Corporations Act (British Columbia) and passed a special resolution to change the Company’s name. On May 2, 2005, the Company filed a Notice of Alteration with the British Columbia Registrar of Companies changing its name from “SKN Resources Ltd.” to “Silvercorp Metals Inc.” The head office, principal address and registered and records office of the Company is located at 1750 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1. The Company’s shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and the NYSE American, LLC (“NYSE American”), both under the symbol “SVM”. The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador.

2.2	Intercorporate Relationships

The corporate structure of the Company and its subsidiaries with mineral property interests as at the date of this AIF are as follows:

SILVERCORP METALS INC.
(BC, Canada)
46.155%
100%
New Infini Silver Inc.
(BC, Canada)
Fortune Mining Limited
(British Virgin Islands ("BVI"))
100%
Infini Metals Inc.
(BVI)
100%
Victor Mining Ltd. (BVI)
100%
Victor Resources Ltd. (BVI)
100%
Fortune Copper Limited (BVI)
100%
Yangtze Mining Ltd. (BVI)
100%
Fortune Gold Mining Limited (BVI)
100%
Infini Resources (Asia) Co. Ltd. (Hong Kong)
100%
Golden Land (Asia) Ltd. (Hong Kong)
77.5%
Henan Found Mining Co. Ltd. (China)
80%
Henan Huawei Mining Co. Ltd. (China)
100%
Wonder Success Limited (Hong Kong)
100%
Yangtze Mining (H.K.) Limited (Hong Kong)
100%
Fortune Gold Mining (H.K.) Limited (Hong Kong)
75%
25%
Infini Resources, S.A. de C.V. (Mexico)
100%
Henan Ruifeng Mining Co. Ltd.
100%
100%
70%
Xinshao Yun Xiang Mining Co. Ltd. (China)
95%
Guangdong Found Mining Co. Ltd. (China)
4%
100%
Silvercorp Metals (China) Inc. (China)
100%
Henan Xinbaoyuan Mining Co. Ltd.
100%
100%
100%
100%
La Yesca Project
Kuanping Project
SGX Mine
TLP Mine
HZG Mine
LMW Mine
DCG Mine
HPG Mine
LME Mine
BYP Mine
GC Mine

The Company is the sole shareholder of Fortune Mining Limited (“Fortune”) which was incorporated under the laws of BVI on August 23, 2002 to be the holding company of several other subsidiaries which are parties to agreements relating to mineral properties in China. Fortune owns 100% of the following material subsidiary companies:

(a)	Victor Mining Ltd. (“Victor Mining”) was incorporated on October 23, 2003 under the laws of BVI and continued into Barbados on August 27, 2009 and back to the BVI on March 18, 2016. Victor Mining is a party to a cooperative agreement under which it has earned a 77.5% interest in Henan Found Mining Co. Ltd. (“Henan Found”), the Chinese company holding, among other assets: (i) the Ying silver, lead and zinc project (“SGX Mine”); (ii) the project in Tieluping (“TLP Mine”); (iii) the project in Hou Zhang Gou and Po Cai Gou (“HZG Mine”); (iv) the project in Longmen East (“LME Mine”); and (v) the project in Dong Cao Gou (“DCG Mine”), each in Henan Province. Henan Found holds a 100% interest of Henan Xinbaoyuan Mining Co. Ltd., which holds a 100% interest in the Kuanping silver-lead-zinc-gold project (the “Kuanping project”).

(b)	Victor Resources Ltd. (“Victor Resources”) was incorporated on May 30, 2003, under the laws of the BVI and is a party to a cooperative agreement under which it earned an 80% interest in Henan Huawei Mining Co. Ltd. (“Henan Huawei”), the Chinese company holding the beneficial interests in: (i) the project in Haopinggou (“HPG Mine”); and (ii) the project in Longmen East (“LME Mine”).

(c)	Yangtze Mining Ltd. (“Yangtze Mining”) was incorporated on February 11, 2002, under the laws of the BVI. It holds a 100% interest in Yangtze Mining (H.K.) Ltd. (“Yangtze Mining HK”). Yangtze Mining HK holds a 95% interest in Guangdong Found Mining Co. Ltd. (“Guangdong Found”), a company incorporated on October 26, 2008 under the laws of the People’s Republic of China, that holds a 100% interest in the silver, lead and zinc exploration permits on the project in Gaocheng (the “GC Mine”, “GC”, or “Gaocheng”) in Guangdong Province. In October 2018, Silvercorp Metals (China) Inc., a wholly-owned subsidiary of the Company, acquired an additional 4% interest in Guangdong Found, and as a result, the Company now beneficially owns a 99% interest in Guangdong Found.

(d)	Fortune Copper Limited was incorporated on August 23, 2002, under the laws of the BVI. It holds a 100% interest in Wonder Success Limited, a Hong Kong company which has a 70% equity interest in Xinshao Yun Xiang Mining Co. Ltd. (“Yunxiang”), which owns the BYP gold, lead, and zinc mine in Hunan Province (the “BYP Mine”).

The Company also holds a 46.15% interest in New Infini Silver Inc. (“New Infini”), which was incorporated on October 13, 2020, under the laws of the Province of British Columbia. New Infini holds a 100% interest in the La Yesca silver project (the “La Yesca Project”).

The Company’s operations in China are largely conducted through equity joint ventures, over which the Company has control. See “Item 4 General Description of Business, 4.2 Chinese Mining Law”.

ITEM 3	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Business of Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, zinc, and other metals with long history of profitability and growth potential. The Company’s strategy is to create shareholder value by focusing on generating free cashflow from long life mines; organic growth through extensive drilling for discovery; ongoing merger and acquisition efforts to unlock value; and long term commitment to responsible mining and sound environmental, social, and governance (“ESG”). Silvercorp operates several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and the GC silver-lead-zinc mine in Guangdong Province, China.

3.2	Three Year History

Silvercorp has been acquiring, exploring, developing, and operating mineral properties in China since 2003. Production at the SGX Mine at the Ying Mining District commenced on April 1, 2006, and since that time, several of the Company’s other properties at the Ying Mining District in Henan Province, China also commenced production. In addition, the Company’s GC Mine commenced production in July 2014.

(a)	Overview of Key Developments

(i)	Fiscal 2022 (year ended March 31, 2022)

In the year ended March 31, 2022 (“Fiscal 2022”), on a consolidated basis, the Company mined 996,280 tonnes of ore, an increase of 3% or 31,355 tonnes of ore, compared to 964,925 tonnes in the year ended March 31, 2021. For Fiscal 2022, the Company had revenue of $217.9 million up 13% compared to $192.1 million in the prior year, and cash flow from operations of $107.4 million up 25% or $21.5 million compared to $85.9 million in the prior year. For Fiscal 2022, net income attributable to equity holders of the Company was $30.6 million, or $0.17 per share.

In October 2021, the Company, through a 100% owned subsidiary of Henan Found, won an online open auction to acquire a 100% interest in the Kuanping silver-lead-zinc-gold project (the “Kuanping Project”). The transaction was successfully completed in November 2021 for a total consideration of $13.1 million, comprised of approximately $11.4 million in cash (RMB ¥73.5 million) plus the assumption of approximately $2.0 million (RMB ¥13.3 million) of debt, and net of $0.3 million cash received. The acquisition was through the acquisition of a 100% interest in the shares of Shanxian Xinbaoyuan Mining Co. Ltd. (“Xinbaoyuan”), an affiliate of a Henan Provincial government-controlled company located in Sanmenxia City, Henan Province. The material asset held by Xinbaoyuan is the Kuanping Project.

The Kuanping Project is located in Shanzhou District, Sanmenxia City, Henan Province, China, approximately 33 km north of the Ying Mining District. The Kuanping Project covers an area of 12.39 km², being approximately 3 km wide (east-west) and 5 km long (north-south). The exploration rights of the Kuanping Project are currently in a reservation period for mining permit application, and the Company is in the process to apply for the mining permit.

In August 2021, the Company filed the results of an updated NI 43-101 Technical Report on the GC Mine with an effective date of March 31, 2021 (Mineral Resources and Mineral Reserves effective December 31, 2020) prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”). Despite the production depletion, the Technical Report reflected an 8% increase in tonnage of combined Proven and Probable Reserves compared to Mineral Reserve estimated in the previous Technical Report of the GC Mine with effective date of June 2019.

On August 25, 2021, the Company announced a normal course issuer bid (“NCIB”) which allows it to acquire up to 7,054,000 common shares of the Company, representing approximately 4% of the common shares issued and outstanding as of August 22, 2021. This NCIB program is valid from August 27, 2021 to August 26, 2022. Purchase will be made at the discretion of the directors at prevailing market prices, through the facilities of the TSX, the NYSE American, and alternative trading platforms in Canada and the United States, in compliance with the regulatory requirements. The Company did not purchase any of its own shares in Fiscal 2022 and subsequent to March 31, 2022, the Company purchased 200,000 shares under this NCIB program.

(ii)	Fiscal 2021 (year ended March 31, 2021)

For the year ended March 31, 2021 (“Fiscal 2021”), on a consolidated basis, the Company mined 964,925 tonnes of ore, an increase of 9% or 79,095 tonnes of ore, compared to 885,830 tonnes in the year ended March 31, 2020. For Fiscal 2021, the Company had revenue of $192.1 million, up 21%, compared to $158.8 million in the prior year, and cash flow from operations of $85.9 million up 11% or $8.7 million compared to $77.2 million in the prior year. For Fiscal 2021, net income attributable to equity holders of the Company was $46.4 million, or $0.27 per share.

In December 2020, the Company and its subsidiary, New Infini, entered into a framework agreement with various arm’s length vendors (the “Vendors”), whereby New Infini agreed to acquire a 100% interest in the La Yesca Project through the indirect purchase of all of the issued and outstanding shares of Infini Resources, S.A. de C.V., a Mexican company which owns the La Yesca Project. The La Yesca Project is a silver-polymetallic, epithermal-type project located approximately 100 km (185 m by road) northwest of Guadalajara, the second-largest city in Mexico. The concessions comprising the La Yesca Project cover an area of approximately 47.7 km2. In January 2021, New Infini completed a private placement and raised $4.0 million by issuing 8,000,000 shares of New Infini at $0.50 per share. The Company purchased an additional 3,000,000 shares for $1.5 million. As at March 31, 2022, New Infini had a total of 45.6 million shares issued and outstanding, of which the Company owned 21.0 million shares or 46.1%.

In December 2020, the Company, through its subsidiary, Henan Found, won an online auction to acquire the exploration rights to the Zhonghe Silver Project (the “Zhonghe Project”) from the Henan provincial government. The Zhonghe Project covers an area of 4.96 square km, approximately 50 km (75 km by road) northeast of the Company’s Ying Mining District, also located in Luoning County. The final winning bid submitted by the Company was approximately $76.0 million (RMB¥495.0 million). The acquisition was subject to the national security clearance by the relevant Chinese authorities. In January 2022, the Company withdrew its application for the national security clearance and the acquisition was terminated.

In November 2020, the Company acquired a 26.99% interest in Whitehorse Gold (“WHG”) as a result of (a) receiving 5,740,285 WHG common shares under a spin-out transaction completed by New Pacific Metals Corp (“NUAG”), and (b) subscribing for 5,774,000 WHG common shares under a private placement at total of $1.3 million.

In June 2020, the Company participated in an underwritten offering of common shares of NUAG and acquired an additional 1,320,710 common shares of NUAG for a cost of $5.8 million to maintain its ownership interest.

In April 2020, the Company entered into a definitive agreement with Guyana Goldfields Inc. (“Guyana Goldfields”), subsequently amended on May 16, 2020 (collectively, the “Arrangement Agreement”) to acquire all of the issued and outstanding shares of Guyana Goldfields. On June 10, 2020, Guyana Goldfields terminated the Arrangement Agreement and paid the Company a break fee of $6.5 million. The Company also realized a gain of $15.4 million on the disposal of the Guyana Goldfields’ common shares in Fiscal 2021.

(iii)	Fiscal 2020 (Year ended March 31, 2020)

For the year ended March 31, 2020 (“Fiscal 2020”), on a consolidated basis, the Company mined 885,830 tonnes of ore, a decrease of 2% or 20,964 tonnes, compared to 906,794 tonnes in the year ended March 31, 2019. For Fiscal 2020, the Company had revenue of $158.8 million and cash flow from operations of $77.2 million. For Fiscal 2020, net income attributable to equity holders of the Company was $34.3 million, or $0.20 per share.

Silvercorp’s operations in China are usually suspended for two weeks for the Chinese New Year holiday. During the 2020 holiday season, the Company’s operations in China were shut down for an additional month due to COVID-19, as reported in the Company’s news releases dated January 29, February 18, and March 12, 2020. The operations were ramped up to full capacity in March 2020 with no employee infections. The Company’s operations are in compliance with government measures implemented to prevent the spread of the virus. Despite the extended shutdown during the three months ended March 31, 2020 (“Q4 Fiscal 2020”), the Company was able to surpass its production guidance for Fiscal 2020.

In Fiscal 2020, the Company invested $7.0 million in NUAG to maintain the Company’s ownership interest at 28.8% as at March 31, 2020.

(b)	Production

The following table summarizes the total metal sales in the past three years.

	Year Ended March 31
	2022	2021	2020
Silver (‘000s ounces)	6,265	6,315	6,257
Gold (‘000s ounces)	3.4	4.7	3.3
Lead (‘000s pounds)	63,563	67,118	65,344
Zinc (‘000s pounds)	26,809	27,914	25,401

Ying Mining District

The Ying Mining District consists of several mines, including the SGX, HZG, TLP, HPG, LMW, LME and DCG mines, and is the Company’s primary source of production.

In Fiscal 2022, a total of 681,398 tonnes of ore were mined, up 5% compared to 650,025 tonnes in Fiscal 2021. Ore milled was 684,293 tonnes, up 5% compared to 651,402 tonnes in Fiscal 2021. Average head grades of ore processed were 272 g/t for silver, 3.9% for lead, and 0.8% for zinc compared to 290 g/t for silver, 4.3% for lead, and 0.8% for zinc in prior year. The Company continues to achieve improvements in dilution control using its “Enterprise Blog” to assist in managing daily operations.

In Fiscal 2022, the Ying Mining District sold approximately 5.6 million ounces of silver, 3,400 ounces of gold, 53.9 million pounds of lead, and 6.6 million pounds of zinc, compared to 5.6 million ounces of silver, 3,500 ounces of gold, 56.7 million pounds of lead, and 7.0 million pounds of zinc in the prior year.

In Fiscal 2022, the cash production cost per tonne of ore processed1 was $97.76, up 18% compared to $83.01 in Fiscal 2021. The per tonne cash mining cost¹ and milling cost were $81.98 and $12.10, up 18% and 25% respectively, compared to $69.56 and $9.69 in Fiscal 2021.

The all-in sustaining cost per tonne of ore processed¹ was $147.52, up 11% compared to $132.54 in Fiscal 2021. The increase was mainly due to the increase in cash production cost per tonne of ore processed¹ as discussed above.

In Fiscal 2022, the cash cost per ounce of silver¹ and all-in sustaining cost per ounce of silver¹, net of by-product credits, were $0.96 and $7.93, respectively, compared to negative $0.39 and $6.09 in Fiscal 2021. The increase was mainly due to the increase in per tonne production costs, offset by the increase of total by-product credits per ounce of silver.

1 Non-IFRS measure. Please refer to the reconciliation in section 12 of the MD&A for the corresponding period.

GC Mine

In Fiscal 2022, a total of 314,882 tonnes of ore were mined and 318,042 tonnes were milled at the GC Mine, compared to 314,900 tonnes mined and 316,179 tonnes milled in Fiscal 2021.

Average head grades of ore milled were 75 g/t for silver, 1.5% for lead, and 3.2% for zinc compared to 85 g/t for silver, 1.7% for lead, and 3.4% for zinc in Fiscal 2021.

In Fiscal 2022, the GC Mine sold approximately 646 thousand ounces of silver, 9.7 million pounds of lead, and 20.2 million pounds of zinc, compared to 705 thousand ounces of silver, 10.4 million pounds of lead, and 20.9 million pounds of zinc in Fiscal 2021.

The cash mining and milling costs¹ at the GC Mine were $40.59 and $16.31 per tonne, respectively, up 5% and 27% compared to $38.56 and $12.88 per tonne in Fiscal 2021.

The cash production cost per tonne¹ was $56.90, up 11%, compared to $51.44 in Fiscal 2021. The all-in sustaining production cost per tonne of ore processed¹ was $79.56, up 7%, compared to $74.09 in Fiscal 2021.

The cash cost per ounce of silver ¹ and all-in sustaining cost per ounce of silver¹, net of by-product credits, at the GC Mine, in Fiscal 2022, were negative $20.91 and negative $8.07, respectively, compared to negative $11.48 and $nil in Fiscal 2021. The improvement was mainly due to an increase of $14.84 in by-product credits per ounce of silver, offset by the increase in cash production cost per tonne and all-in sustaining production cost per tonne as discussed above. Revenue from lead and zinc was $29.9 million, up $6.4 million, compared to $23.5 million in Fiscal 2021.

BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 due to the required capital upgrades to sustain ongoing production and the market environment. In Fiscal 2021, the Company sold all remaining gold concentrate inventories, containing approximately 1,200 ounces of gold, that had been produced by the mine before it was placed on care and maintenance.

The Company is carrying out activities to apply for a new mining license, but the process has taken longer than expected. No guarantee can be given that the new mining licenses for the BYP Mine will be issued, or if they are issued, that they will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

(c)	Capitalized Exploration and Development Expenditures

Ying Mining District

In Fiscal 2022, a total of 351,458 metres or $15.6 million worth of diamond drilling were completed (Fiscal 2021 – 208,904 metres or $6.9 million), of which approximately 216,068 metres or $5.0 million worth of underground drilling were expensed as part of mining costs (Fiscal 2021 – 150,324 metres or $3.2 million) and approximately 135,390 metres or $10.6 million worth of drilling were capitalized (Fiscal 2021 – 58,580 metres or $3.7 million). In addition, approximately 25,134 metres or $9.9 million worth of preparation tunnelling were completed and expensed as part of mining costs (Fiscal 2021 – 22,918 metres or $6.7 million), and approximately 60,311 metres or $26.7 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Fiscal 2021 – 73,350 metres or $27.4 million).

GC Mine

In Fiscal 2022, a total of 66,699 metres or $2.5 million worth of diamond drilling were completed (Fiscal 2021 – 45,996 metres or $1.8 million), of which approximately 60,382 metres or $2.2 million worth of underground drilling were expensed as part of mining costs (Fiscal 2021 – 45,996 metres or $1.8 million) and approximately 6,317 metres or $0.3 million worth of drilling were capitalized (Fiscal 2021 – nil). In addition, approximately 6,167 metres or $1.7 million worth of preparation tunnelling were completed and expensed as part of mining costs (Fiscal 2021 – 11,719 metres or $2.2 million), and approximately 13,751 metres or $4.3 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Fiscal 2021 – 11,871 metres or $3.9 million).

La Yesca Project

In Fiscal 2022, the Company completed 7,971 metres diamond drilling and capitalized $2.6 million expenditures at the La Yesca Project, but assay results are not yet available.

ITEM 4	DESCRIPTION OF THE BUSINESS

4.1	General

Silvercorp’s principal products and its sources of sales are silver-bearing lead and zinc concentrates. At present, Silvercorp sells all its products to local smelters or companies in the mineral products trading business.

For each of the Company’s two most recently completed fiscal years, revenues for each category of products that accounted for 10% or more of total consolidated revenues are as follows:

	Years ended March 31,
In 000s’US$	2022	2021
Silver (Ag)	121,273	111,191
Lead (Pb)	57,090	50,464
Zinc (Zn)	28,842	21,793

Additional information is provided in the Company’s financial statements and management’s discussion and analysis for its most recently completed fiscal year.

The mining industry is intensely competitive and the Company competes with many companies possessing similar or greater financial and technical resources. The Company’s competitive position is largely reliant upon its ability to maintain a high margin operation, resulting from relatively high grade resources, and lower production costs in China compared to the costs of other producers outside China. The Company’s competitive advantage also results from the quality of its concentrates and its proximity to local smelters.

In Fiscal 2022, ore processed at the Ying Mining District were in line with the annual guidance, while silver, lead and zinc production were below the low end of the annual guidance. The shortfall was mainly due to the disruptions arising from the mining contract renewal negotiation process, and the heavy rainfall experienced at the Ying Mining District in previous quarters. The per tonne cash production cost and all-in sustaining production cost were 7% and 4% above the high end of the annual guidance.

In Fiscal 2021, ore processed and silver and lead production at the Ying Mining District were in line with the annual guidance, while zinc production was 1% below 7.0 million pounds, the low end of the annual guidance. The all-in sustaining production cost per tonne of ore processed was 1% below the low end of the annual guidance, while the per tonne cash production cost was 1% above $82.5, the high end of the annual guidance.

In Fiscal 2022, silver, lead and zinc production at the GC Mine were in line with the annual guidance, and the ore processed was 3% above the high end of the annual guidance. The per tonne cash production was also in line with the annual guidance, and the per tonne all-in sustaining cost was 2% below the low end of the annual guidance.

In Fiscal 2021, silver, lead and zinc production at the GC Mine were all above the high end of the annual guidance by 2%, 1% and 13%, respectively, as the ore processed was 2% above the high end of the annual guidance and the zinc head grade was better than the forecast. The per tonne cash production cost and all-in sustaining production cost were 1% and 6%, respectively, below the low end of the annual guidance.

As at March 31, 2022, the Company had 1,010 employees at Henan Found, 268 at Guangdong Found, 4 at Hunan Yunxiang, 28 at Silvercorp Metals (China) Inc., and 24 at the Vancouver corporate office.

Fiscal 2023 Outlook

Production and production costs

For the year ending March 31, 2023 (“Fiscal 2023”), the Company expects production of approximately 1,040,000 – 1,140,000 tonnes of ore, yielding 6,300 to 7,900 ounces of gold, 7.0 million to 7.3 million ounces of silver, 68.4 million to 71.3 million pounds of lead, and 32.0 million to 34.5 million pounds of zinc. Fiscal 2023 production guidance represents an anticipated increases of approximately 4% to 14% in ore, 14% to 19% in silver, 85% to 132% in gold, 6% to 11% in lead, and 19% to 29% in zinc productions compared to Fiscal 2022 production results.

In Fiscal 2023, the Company plans to mine and process 740,000 – 774,000 tonnes of ore at the Ying Mining District, including 30,000 – 43,000 tonnes of gold ore with an expected head grade of 3.9 g/t gold, to produce 6,300 to 7,900 ounces of gold, 6.3 million to 6.5 million ounces of silver, 58.9 million to 60.9 million pounds of lead, and 8.2 million to 8.5 million pounds of zinc. Fiscal 2023 production guidance at the Ying Mining District represents increases of approximately 10% in ore production, 10% in silver production, 3% in lead production, and 5% in zinc production. The cash production cost is expected to be $92.3 to $93.7 per tonne of ore, and the all-in sustaining cost is estimated at $143.5 to $145.7 per tonne of ore processed.

In Fiscal 2023, the Company plans to mine and process 300,000 to 330,000 tonnes of ore at the GC Mine to produce 700 thousand to 800 thousand ounces of silver, 9.5 million to 10.4 million pounds of lead, and 21.8 million to 24.0 million pounds of zinc. Fiscal 2023 production guidance at the GC Mine represents increases of approximately 3% to 6% in ore production, 14% to 17% in silver production, 12% to 14% in lead production, and 14% to 26% in zinc production compared to Fiscal 2022 guidance. The cash production cost is expected to be $54.9 to $57.5 per tonne of ore, and the all-in sustaining cost is estimated at $86.1 to $92.0 per tonne of ore processed.

Development and Capital Expenditures

In Fiscal 2023, the Company plans to: i) complete 4,600 metres of 4x4.2 metre tunnels as major access and transportation ramps at estimated capitalized expenditures of $3.2 million, representing a 30% decrease in meterage and a 43% decrease in total cost compared to Fiscal 2022 guidance; ii) complete 74,500 metres of exploration and mining development tunnels (2.2x2.6 metres) at estimated capitalized expenditures of $30.5 million, representing a 19% increase in meterage and a 40% increase in cost mainly due to increased tunnel dimension to allow small scale mechanized equipment access, compared to Fiscal 2022 guidance; and iii) complete and capitalize 136,000 metres of drilling at an estimated cost of $7.9 million, representing a 172% increase in meterage to prepare for future production and a 126% increase in total cost compared to Fiscal 2022 guidance; and iv) spend $47.0 million on equipment, mill, and tailing facility (“TSF”). In addition to the capitalized tunnelling and drilling work, the Company also plans to complete and expense 36,600 metres of mining preparation tunnels and 181,900 metres of underground definition drilling.

The Ying Mining District plans to: i) complete 4,600 metres of 4x4.2 metre tunnels as major access and transportation ramps at estimated capitalized expenditures of $3.2 million, representing a 25% decrease in meterage and a 38% decrease in total cost compared to Fiscal 2022 guidance; ii) complete 61,300 metres of exploration and mining development tunnels (2.2x2.6 metres) at estimated capitalized expenditures of $26.3 million, representing a 17% increase in meterage and a 40% increase in cost mainly due to increased tunnel dimension to allow small scale mechanized equipment access, compared to Fiscal 2022 guidance; iii) complete and capitalize 110,700 metres of drilling at an estimated cost of $6.8 million, representing a 121% increase in meterage to prepare for future production and a 94% increase in total costs compared to Fiscal 2022 guidance; and iv) spend $44.6 million on equipment, mill and TSF, including $39.9 million towards the construction of a new 3,000 tonne per day flotation mill and 19.1 million cubic metre TSF.

The GC Mine plans to: i) complete and capitalize 13,200 metres of exploration and development tunnels (2.2x2.6 metres) at estimated capital expenditures of $4.2 million, a 28% increase in meterage and a 40% increase in cost mainly due to increased tunnel dimension to allow small scale mechanized equipment access, compared to Fiscal 2022 guidance; ii) complete and capitalize 14,800 metres of drilling at an estimated cost of $0.4 million, representing a 100% increase in meterage and cost to prepare for future production, compared to Fiscal 2022 guidance; and iii) spend $1.9 million on equipment and facilities. The total capital expenditures at the GC Mine are budgeted at $6.5 million in Fiscal 2023, up $2.1 million compared to Fiscal 2022 guidance.

Total capital expenditures at the Kuanping Project in Fiscal 2023 are estimated at $1.2 million, including $0.7 million for a 10,500 metre drilling program and $0.5 million to complete reports and studies to apply for the mining permit.

New Mill and Tailing Storage Facility

The Company has budgeted $29.8 million to construct a new 3,000 tonne per day floatation mill (the “New Mill”) and $38.0 million for TSF at the Ying Mining District. The New Mill will be equipped with a Knelson gold gravity separation circuit and designed to produce silver-lead, zinc, copper and gold concentrates. The TSF may be constructed in two phases, with approximately 10.2 million cubic metres storage capacity in Phase 1, and approximately 8.9 million cubic metres capacity in Phase 2, for a total storage capacity of 19.1 million cubic metres.

In Fiscal 2023, the Company expects to spend $23.8 million on construction of the New Mill, and $16.1 million on the TSF. So far, the Company has i) leased 123.46 hectares of land; ii) filed the environmental assessment report and safety report for the TSF with the local county government; iii) completed 142 drill holes, or 5,760 metres of foundation engineering survey drilling at the TSF; iv) elected a contractor to construct approximately 5,100 metres of drain tunnel at the TSF; and v) completed the preliminary engineering design for the New Mill.

Growth by Exploration and Acquisition

The Company continues to pursue future growth opportunities by carrying out exploration programs within existing permit areas at its projects. The increased production guidance is made possible by over 629,000 metres of exploration and resource upgrade drilling completed at the mines from 2021 to 2022. During 2021 alone, over 409,000 metres of drilling were completed. Other benefits of the extensive drilling include: i) slowing down the rate of mining depth increase, and with some mines, their average mining depths becoming shallower; and ii) reducing the amount of tunnel development as more resources and reserves were identified near existing infrastructures.

In addition, the Company continues to evaluate the acquisition of exploration, development and production assets, or the acquisition of or merger with other entities. The Company regularly engages in discussions with respect to such possible opportunities. At any time, discussions and activities may be in progress on a number of initiatives, each at different stages of advancement. Although the Company may from time to time be a party to a number of letters of intent with respect to certain opportunities and other acquisitions, the Company currently does not have any binding agreements or binding commitments to enter into any such transactions. There is no assurance that any potential transaction will be successfully completed.

Specialized Skill and Knowledge

A majority of aspects of our business require specialized skills and knowledge, certain of which are in high demand and in limited supply. Such skills and knowledge include the areas of permitting, engineering, geology, metallurgy, logistical planning, implementation of exploration programs, mine construction and development, mine operation, as well as legal compliance, finance and accounting. We have highly qualified management personnel and staff, an active recruitment program, and believe that persons having the necessary skills are generally available. We have found that we can locate and retain competent employees and consultants in such fields. We do not anticipate having significant difficulty in recruiting other personnel as needed. Training programs are in place for workers that are recruited locally.

Competitive Conditions

The silver exploration and mining business is a competitive business. We compete with numerous other companies and individuals in the search for and the acquisition of quality properties, mineral claims, permits, concessions and other mineral interests, as well as recruiting and retaining qualified employees.

Business Cycles

The mining business is subject to mineral price and investment climate cycles. The marketability of minerals is also affected by worldwide economic and demand cycles. It is difficult to assess if the current commodity prices are long-term trends, and there is uncertainty as to the recovery, or otherwise, of the world economy. If global economic conditions weaken and commodity prices decline as a consequence, a continuing period of lower prices could significantly affect the economic potential of the Company’s projects.

International Operations

Our principal operations and assets are located in China. Our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, government regulations (or changes to such regulations) with respect to restrictions on production, export controls, income taxes, royalties, excise and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, local ownership requirements and land claims of local people, regional and national instability and security, mine safety, and sanctions. The effect of these factors cannot be accurately predicted. See Item 4.3 Chinese Mining Law and 4.4 Risk Factors below.

Economic Dependence

The Company’s business is not substantially dependent on any contract such as a contract to see the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise, license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Bankruptcy and Similar Procedures

There is no bankruptcy, receivership or similar proceedings against the Company, nor is the Company aware of any such pending or threatened proceedings. There have not been any voluntary bankruptcy, receivership or similar proceedings by the Company within the three most recently completed financial years or currently proposed for the current financial year.

4.2	Corporate Governance, Safety, Environment and Social Responsibility

The Company’s core objectives are to be safe, efficient, and sustainable, and operate responsibly with the environment and cooperatively with the local communities. The Company strives to build a strong cooperate culture centered around our key values of respect, equality, and responsibility, and aims to deliver social benefits while creating shareholder value.

As a responsible miner, the Company is committed to integrating ESG factors into our business strategy and generating impactful change in the communities in which we work and live. Through the integration of ESG factors into our strategic planning, operations, and management, the Company is able to bring about sustainable economic, social, and environmental value to all stakeholders. Complete details of our ESG performance will be provided in the Company’s Fiscal 2022 Sustainability Report, which is expected to be available in the second quarter of Fiscal 2023.

(a)	Health, Safety, and Environment

The Company prioritizes environmental protection, as well as ensuring a safe workplace for all employees and contractors at all of our sites. In an effort to further illustrate the Company’s commitment to strengthening our management team, both the Ying Mining District and GC Mine applied for environmental management system ISO 14001 certification and were certified in Fiscal 2022.

Safety is top priority at Silvercorp. In Fiscal 2022, the Company arranged more than 2,000 safety training sessions, which covered 100% of employees at the Ying Mining District and the GC Mine.

In response to health risks associated with the spread of Covid-19, the Company implemented a number of health and safety measures designed to protect employees at its operations in China and no case were reported in Fiscal 2022.

In addition to the “Green Mine” certification at SGX-HZG, TLP-LM, and HPG mines at the Ying Mining District and the GC Mine, the DCG mine at the Ying Mining District is also in the process to apply for the certification as a “Green Mine”. In Fiscal 2022, the Company completed the construction of the aggregate plant and recycled and processed approximately 428,000 tonnes of waste rock from the Ying Mining District. The Company also worked with Henan University of Science of Technology (“HAUST”) to implement an innovative technology, to treat water from underground mines, and then through an automated control system to supply the treated water to the mill for ore processing and to local farmers for irrigation.

In Fiscal 2022, the Company spent approximately $1.4 million for the efforts to reduce its energy and water consumption, to minimize the negative impact of greenhouse gas emissions and water quality, and to comply with the requirements of “Green Mine” certification.

(b)	Social Responsibility and Economic Value

The Company is committed to creating sustainable value in the communities where our people work and live. Guided by research conducted by our local offices, the Company participates in, and contributes to numerous community programs that typically center on education and health, nutrition, environmental awareness, local infrastructure and fostering additional economic activity. In addition to the taxes and fees paid to various levels of government in China, in Fiscal 2022, the Company also contributed approximately $3.7 million to social and environmental protection programs, including:

●	$3.1 million contribution to the local county to help improve local infrastructure and environmental protection;

●	$0.2 million donation to a local community for a clean water access project;

●	$0.2 million donation to the Red Cross for the flood relief after the heavy rainstorm in the Capital City of Henan Province in July 2021;

●	$0.1 million donation to the local communities to promoted community health and poverty reduction, with an emphasis on children and seniors, including periodic visits and subsidies;

●	$0.1 million donation to institutions in scholarship or education assistance programs to support children’s education at the local and national levels;

(c)	Corporate Governance

In Fiscal 2022, a Sustainability Committee was established by the Board and a ESG management centre was formed to oversee sustainability development and disclosure compliance. The Corporate Governance Committee of the Board of the Company has reviewed the Company’s Anti-Corruption Policy, Code of Ethical Conduct, Clawback Policy, Corporate Disclosure Policy, and Whistleblower Policy, which were then approved by the Board of the Company. One hundred percent of the Company’s directors and officers reviewed and re-certified all the policies, confirming they are familiar with the contents of the Company’s policies, and committed to fulfilling them and to report any violation. The Company also trained all its critical employees in anti-corruption practices.

4.3	Chinese Mining Law

Currently, all of the Company’s material properties are located in China. Under the laws of China, mineral resources are owned by the state, and until 1997, state-owned enterprises have been the principal force in the development of mineral resources.

A new Mineral Resources Law became effective on January 1, 1997, and two regulations were promulgated on February 12, 1998, and later amended in July 2014. The new law provided for equal legal status for domestic enterprises and enterprises with foreign investment, security and transferability of mineral titles as well as the exclusivity of mining rights. The right to explore and exploit minerals is granted by way of exploration and mining rights. The holder of an exploration right has priority in obtaining the mining right to mineral resources within the exploration area provided the holder meets the conditions and requirements specified in the law. The Company’s interests in mineral properties are held though joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations.

The Mineral Resources Law is subject to further revisions and in February 2020, the Ministry of Natural Resources (“MNR”) submitted the revised draft (“Revised Draft”) to the State Council for approval. Although the Revised Draft has not been formally promulgated, a substantial part of the Revised Draft was effectively brought into effect by the Opinions on Promoting the Reform of Mineral Resources Management (Trial) (“Opinions”) issued by MNR on December 7, 2019 (effective on January 9, 2020). It is expected that the Revised Draft will have a positive impact on the Chinese mining industry. Firstly, the term of the exploration licence granted upon the first registration is increased to five years from the original three years, which is extendible for two five-year periods (which is increased from the previous two years). Secondly, a competitive assignment system is established for mining rights. Mining rights can only be assigned by governments through public bidding, auction or listing, unless in very limited circumstances such as when the projects are related to rare earth and radioactive minerals, or key construction projects approved by the State Council, where mining rights can be granted by written transfer agreement between the government and the applicants. Thirdly, the registration for the assignment of the exploration rights and mining rights to the same mineral resources used to be completed at different levels of government authorities. However, now the assignment of the exploration rights and mining rights are registered at the same level of government – fourteen minerals that are strategically important to the state are governed by MNR, while silver, lead, zinc and other resources are governed by provincial or lower-level governments.

Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. According to the 2020 Edition of the Special Administrative Measures for Access of Foreign Investment (“Negative List”) effective July 23, 2020, as long as the mineral resources are not “tungsten, rare earth and radioactive minerals” in the Negative List, foreign investors can engage in the mining activities in China, either directly or indirectly.

On January 1, 2020, the Regulation for Implementing the Foreign Investment Law (“FIL”) came into force in China. FIL and supporting regulations and policies were amended to further open up China and provide foreign-invested enterprises (“FIEs”) “national treatment”. Under FIL, FIEs are treated equal to domestic enterprises in many important aspects, including the reduction of pre-approval and filing procedures. FIL replaces existing laws on foreign investment passed in China between 1979 and 1990, namely the Law on Sino-Foreign Contractual Joint Ventures (“CJV Law”).

Key Impact of FIL on Existing FIEs

Corporate Governance

For existing FIEs, they can retain their corporate structure etc. unchanged for five years starting from the effectiveness of the FIL, i.e., January 1, 2020. Upon the expiration of the five-year transition period (the “Transition Period”), all FIEs are governed by PRC Company Law.

Upon the expiration of the Transition Period, the highest authority will be transferred from the Board of Directors to the shareholders. The decision-making authority specified in the original Articles of Association of the entity will change such that decisions on significant matters are to be made by the shareholders. The shareholders have the right to elect and dismiss directors, and have broad decision-making power over a company’s management. Resolutions on major matters require more than ⅔ of the voting rights of the shareholders. If there is a special agreement on the veto power of the Chinese joint venture party or the FIE in the original Articles of Association of the entity, a supplementary term can be signed to remove or retain such agreement. Under CJV Law, terms of operations were stipulated to be 30 years in a company’s articles of association. Under FIL, this 30 year period can be amended to be a longer term.

The below table shows the key differences on corporate structure and governance under the CJV Law and FIL.

	CJV Law	FIL (PRC Company Law)
Highest authority	Board of Directors or Joint Management Committee	Shareholders
Powers and duties of highest authority	All major decisions, such as amendments to the Articles of Association, increase and decrease of registered capital, merger or spin-off, assets, mortgage and dissolution	More detailed than those under CJV Law
Voting rules for major issues	Unanimous consent of all directors or members of the Joint Management Committee present at the meeting	Favourable votes of shareholders holding ⅔ or more of the voting rights
Number of directors	No less than 3 directors or members of the Joint Management Committee	3-13 directors for a Board or one executive director
Quorum	⅔ or more of all directors or members of the Joint Management Committee	As determined by shareholders
Term of director	No more than 3 years (can be re-elected)	No more than 3 years (can be re-elected)
Legal representative	Chairman of the Board or the director of the Joint Management Committee	Chairman of the Board, executive director or general manager
Foreign investment ratio	Generally, no less than 25%. There are some restrictions applied	No restrictions – unless otherwise specified in the Negative List
Distribution of profits	In proportion to the contribution of the registered capital	In proportion to the paid-in contribution to the registered capital unless otherwise agreed by the shareholders

Equity Transfer

Under CJV Law, a shareholder needs to obtain consents of all other shareholders if it intends to transfer its shares in the joint venture regardless of whether it is an internal transfer (i.e., transfer to another shareholder if there are more than two shareholders) or it is an external transfer. In contrast, FIL offers more flexible transfer mechanisms – there are no consent requirement if it is an internal transfer. In cases of external transfers, consents of more than half of the other shareholders are required and if any other shareholder refuses the transfer but refuses to buy such shares to be transferred, then such shareholder shall be deemed having agreed with the proposed transfer. The FIL also allows the shareholders to agree on different share transfer mechanisms, which gives more flexibility to shareholders on transfer of shares.

Under FIL, FIEs can participate in government procurement, issue shares, corporate bonds and other forms of financing to the public in accordance with applicable laws. Capital gains within China by FIEs can be freely remitted in RMB or any other foreign currency. In addition to accepting supervision and inspection by applicable regulatory authorities, no organization or individual may illegally restrict the currency, amount, and frequency of remittances.

Foreign Investment Policy and COVID Pandemic

The Chinese government has remained committed to implementing FIL and providing support for FIEs during the COVID pandemic. In February to April 2020, the Ministry of Commerce (“MOFCOM”) and the National Development and Reform Commission (“NDRC”) issued a comprehensive array of regulations urging local governments to provide special assistance to FIEs, such as expedited licensing approvals, and other methods to help FIEs restore normal production and operation.

National Security Review for Foreign Investment and Retaliation against other Jurisdictions’ Discriminatory Measures

Nevertheless, China has further developed the national security review for foreign investment and established a formal legal basis for retaliation against other jurisdictions’ discriminatory measures. These measures leave great discretion in the hands of the government, and therefore, whether they will constitute a serious obstacle for foreign investors will depend on how they are applied in practice.

Under the FIL, it is reiterated that security review may be conducted for any foreign investment that affects or may affect the national security of China. On December 19, 2020, MOFCOM and NDRC jointly promulgated the Measures for National Security Review of Foreign Investment (“Measures”), taking effect on January 18, 2021. The Measures cover a wide range of industry sectors, from defence and technology involving foreign investment, to critical agricultural production, energy and resources, cultural products and financial services where a foreign investor gains actual control of an investment target. The term “actual control” is defined quite broadly and includes the following situations: if foreign investors own more than 50 percent of the shares; if foreign investors owns less than 50 percent of the shares, but have sufficient voting rights to exert a material influence over the shareholders’ vote and resolutions of the board of directors; or if foreign investors have a significant impact on the target’s business decisions-making, human resources, finance or technologies, etc. Further, foreign investors are subject to national security review not only for investing in new projects or acquiring equity or assets, but also for any other types of investment such as nominal shareholders, trust, multiple-layer investments, lease, control by agreement or offshore transactions. Regarding any transaction falling under the Measures, a foreign investor will have to file a notification with the review task force headed by NDRC and MOFCOM. After their review, the foreign investment may be approved, directly prohibited or granted conditional approval.

On September 19, 2020, MOFCOM initially announced the Provisions on the Unreliable Entity List, aiming to punish firms, organizations or individuals that damage national security. Companies that are on the list could be banned from trade and investing in China and face hefty fines or entry restrictions on their employees.  On January 9, 2021, MOFCOM further issued the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures. A Chinese person or organization that is prohibited or restricted by foreign legislation from engaging in normal economic, trade and related activities with a third State or region or its persons or organizations, must report the situation to the commerce department within 30 days. The commerce department along with other relevant central departments (working mechanism) will then assess a case for its potential violation of international law, impact on China’s sovereignty and national security, and impact on Chinese persons or organizations. After assessment, the working mechanism may confirm that there exists unjustified extra-territorial application of foreign legislation/measures and decide that the State Council shall issue a prohibition order.

Civil Code

The National People’s Congress passed the Civil Code of PRC, which took effect from January 1, 2021 (“Civil Code”). The Civil Code is an amalgamation of the existing civil and tort related laws and regulations, covering various matters such as private property, contracts, personal privacy, marriage and family, inheritance, and torts. While the Civil Code does not fundamentally or substantially change the civil law regime or the administrative system that affect FIEs, certain specific changes may have impacts on them in relation to their business, legal or compliance models and practices, in the areas such as contracts, secured transactions and civil litigation.

Resources Tax

Mining companies are required to pay several fees and taxes, including but not limited to resources tax for developing taxable resources in China. With the Resources Tax Law coming into effect from September 1, 2020 to replace the old regulations, there is no significant change on the tax burden of mining companies. Generally, silver, lead and zinc are taxable resources, calculated based on the prices of resources. The basic range of tax rates is 2-6% for silver, and 2-10% for lead/zinc. Within this range, provincial governments may stipulate actual rates. Each province also has the power to formulate tax exemption or reduction policies under the Resources Tax Law.

Land Reclamation and Environmental Restoration

Mining companies are regulated to rehabilitate the affected land and to restore biodiversity offset areas around the mines. Before mining activities begin, mining companies shall submit a rehabilitation plan when applying for construction land or mining rights. The existing mining right holders have the same obligation to submit such rehabilitation plan to original approving authorities. On July 16, 2019, MNR revised several regulations, including Geological Environment Protection Provisions of Mines and Measures for the Implementation of the Regulation on Land Reclamation. It is required that the fees for land rehabilitation or reclamation shall be included in the restoration fund established by the mining company. A company has more freedom to use the restoration fund, compared with the previous security bond requirement required to be submitted to the government authorities. In the meantime, the government has strengthened enforcement on the supervision and inspection of the restoration of the mine’s geological environment. Non-compliance with the environment restoration obligations may cause fines, rejection of extension of permits, inclusion into the blacklist on the Credit China website, and public interest lawsuits.

4.4	Risk Factors

An investment in the Common Shares of the Company involves a significant degree of risk and ought to be considered a highly speculative investment. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in the forward-looking statements and information relating to the Company.

COVID-19

The Company’s business, operations and financial condition could be materially adversely affected by the outbreak of pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility, and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company’s operations, and the operations of suppliers, contractors and service providers.

The Company may experience business interruptions, including but not limited to suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company’s control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

The Company’s exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company’s workforce at risk.

In response to health risks associated with the spread of Covid-19, the Company implemented a number of health and safety measures designed to protect employees at its operations in China and no case were reported in Fiscal 2022. The recent lockdown in Shanghai, China did not have material impact on the Company’s productions.

As at the date of this AIF, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time.

Fluctuating commodity prices

The Company’s sales price for silver is fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com; lead and zinc are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; and gold is fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; emerging risks relating to the spread of COVID-19; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The effects of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted and thus the price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects.

If silver and other metal prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

Recent market events and condition

Over the past several years market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems, along with the uncertainty of the Canadian, United States and global economic conditions which have been heightened due to risks relating to the spread of COVID-19, and the prior decline in precious metal prices, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements.

Over the past several years, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility. Of note, the share prices of natural resource companies have in the past experienced an extraordinary decline in value and in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds have forced many of such funds (including those holding the Company’s securities) to sell such securities with little consideration to the price received.

Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s Common Shares will not occur, or that such fluctuations will not materially adversely impact the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Estimation of Mineral Resources, Mineral Reserves, mineralization, and metal recovery

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves, mineralization and corresponding grades being mined or dedicated to future production. Until Mineral Resources, Mineral Reserves or mineralization are actually mined and processed, the quantity of metals and grades must be considered as estimates only. Any material change in quantity of Mineral Resources, Mineral Reserves, mineralization, or grade may affect the economic viability of the Company’s projects. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests or during production.

Interpretations and assumptions of Mineral Resource and Mineral Reserve estimates

Unless otherwise indicated, Mineral Resource and Mineral Reserve estimates presented in this AIF and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by the Company’s personnel and independent geologists/mining engineers. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. The Mineral Resource and Mineral Reserve estimates contained in this AIF have been determined based on assumed future prices, cut-off grades, operating costs and other estimates that may prove to be inaccurate. There can be no assurance that these estimates will be accurate, that Mineral Reserve, Mineral Resource or other mineralization figures will be accurate, or that the mineralization could be mined or processed profitably. The interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits contains inherent uncertainty. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

Exploration and development programs

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There can be no assurance that the Company’s mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There can also be no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, including the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metals prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of the Company. As a result, there can be no assurance that the Company’s exploration and development programs will yield reserves to replace or expand current resources. Unsuccessful exploration or development programs could have a material adverse effect on the Company’s operations and profitability.

Economic factors affecting the Company

Many industries, including the mining industry, are impacted by market conditions. Some of the key impacts of the recent financial market turmoil include risks relating to COVID-19, contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metals markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically: the volatility of silver, lead, zinc and gold prices may impact the Company’s revenues, profits, losses and cash flow; volatile energy prices, commodity and consumable prices and currency exchange rates would impact the Company’s production costs; and the devaluation and volatility of global stock markets may impact the valuation of the Company’s equity and other securities. These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Timing, estimated amount, capital and operating expenditures and economic returns of future production

There are no assurances if and when a particular mineral property of the Company can enter into production. The amount of future production is based on the estimates prepared by or for the Company. The capital and operating costs to take the Company’s projects into production or maintain or increase production levels may be significantly higher than anticipated. Capital and operating costs of production and economic returns are based on estimates prepared by or for the Company and may differ significantly from their actual values. There can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, the construction and development of mines and infrastructure are complex. Resources invested in construction and development may yield outcomes that may differ significantly from those anticipated by the Company.

Integration of future acquisitions into existing operations

The Company may make select future acquisitions. If the Company does make acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to: integrating the operations of an acquired business or property in a timely and efficient manner; maintaining the Company’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place pressure on the Company’s cash reserves if such acquisitions involve cash consideration or if such acquisitions involve share consideration existing shareholders may experience dilution.

The integration of the Company’s existing operations with any acquired business may require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation may require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations.

Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s Common Shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on the Company. There can be no assurance that any future acquisitions will be successfully integrated into the Company’s existing operations.

Permits and licenses for mining and exploration in China

All Mineral Resources and Mineral Reserves of the Company’s subsidiaries are owned by their respective joint venture entities in China. Mineral exploration and mining activities in China may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses, and other certificates in accordance with the relevant mining laws and regulations. These permits and license are also subject to annual inspection by government authorities. Failure to pass the annual inspections may result in penalties. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. Please see “Table 1, Mining licenses”, on page 36 for information on the current status of mining licences at the Ying Project.

Nearly all mining projects require government approvals and permits relating to environmental, social, land and water usage, community, and other matters, including those discussed in Sections 20 of the respective NI 43-101 Technical Reports on the Company’s material properties (see the Ying Report and the GC Report respectively). Some of the permits or certificates that are subject to renewal in the next three years at the GC Mine, not otherwise discussed in the GC Report include:

Permit	Expiry Date	Approving Authority
Safety Production Permit	September 03, 2023	Bureau of Safety Production and Inspection of Yunfu City, Guangdong Province
Dry Stacking and Filling Safety Production Permit	September 03, 2023	Bureau of Safety Production and Inspection of Yunfu City, Guangdong Province
Pollutant Discharge Permit	August 30, 2025	Environment Protection Administration of Yunfu, Guangdong Province

There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

Title to properties

The validity of mining or exploration titles or claims or rights, which constitute most of our property holdings, can be uncertain and may be contested. Our properties may be subject to prior unregistered liens, agreements or transfers, indigenous land claims, or undetected title defects. In some cases, we do not own or hold rights to the mineral concessions we mine. We have not conducted surveys of all the claims in which we hold direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, or that such exploration and mining titles or claims will not be challenged or impugned by third parties.

We may be unable to operate our properties as expected, or to enforce our rights to our properties. Any defects in title to our properties, or the revocation of our rights to mine, could have a material adverse effect on our operations and financial condition.

We operate in countries with developing mining laws, and changes in such laws could materially impact our rights or interests to our properties. We are also subject to expropriation risk, including the risk of expropriation or extinguishment of property rights based on a perceived lack of development or advancement. Expropriation, extinguishment of rights and any other such similar governmental actions would likely have a material adverse effect on our operations and profitability.

In the jurisdictions in which we operate, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands. Accordingly, title holders of mining concessions in many jurisdictions must agree with surface land owners on compensation in respect of mining activities conducted on such land. We do not hold title to all of the surface lands at many of our operations and rely on contracts or other similar rights to conduct surface activities.

Non-controlling interest shareholders

The Company’s interests in various projects may, in certain circumstances, become subject to the risks normally associated with the conduct of non-controlling interest shareholders. The existence or occurrence of one or more of the following events could have a material adverse impact on the Company’s profitability or the viability of its interests held with non-controlling interest shareholders, which could have a material adverse impact on the Company’s business prospects, results of operations and financial conditions: (i) disagreements with non-controlling interest shareholders on how to conduct exploration; (ii) inability of non-controlling interest shareholders to meet their obligations to the applicable entity or third parties; and (iii) disputes or litigation between shareholders regarding budgets, development activities, reporting requirements and other matters.

Acquisition of commercially mineable mineral rights

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of Mineral Reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish mineral reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers a mineral deposit, it would likely take at least several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to: identifying acquisitions that fit the Company’s business strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

Financing

The Company has limited financial resources. If more of the Company’s exploration programs are successful in establishing ore of commercial tonnage and grade, additional funds will be required for the development of the ore body and to place it in commercial production. Therefore, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to obtain suitable financing.

The Company intends to fund its plan of operations from working capital, proceeds of production, external financing, strategic alliances, sale of property interests and other financing alternatives. The sources of external financing that the Company may use for these purposes include project or bank financing, or public or private offerings of equity or debt. One source of future funds presently available to the Company is through the sale of equity capital. There is no assurance this source of financing will continue to be available as required or on suitable terms, or at all. If it is available, future equity financings may result in substantial dilution to shareholders. Another alternative for the financing of further exploration would be the offering by the Company of an interest in the properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance the Company will be able to conclude any such agreements, on favourable terms or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and results of operations and financial condition.

Competition

The mining industry in general is intensely competitive and there is no assurance that a ready market will exist for the sale of ore, or concentrate, by the Company. Marketability of natural resources which may be discovered by the Company will be affected by numerous factors beyond the control of the Company, such as market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations including regulations relating to prices, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of such factors cannot be predicted but they may result in the Company not receiving an adequate return on its capital.

The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Operations and political conditions

All the Company’s material operations are located in China. These operations are subject to the risks normally associated with conducting business in China, which has different regulatory and legal standards than North America. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future. See Item 4.3 Chinese Mining Law above.

Regulatory environment in China

The Company’s principal operations are in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations. China’s legislation is undergoing a relatively fast transformation with some old laws superseded by newly enacted laws. New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could create risks or uncertainty for investors in mineral projects or have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

In addition, China has further strengthened its national security review of foreign investment. The Measures will continue to create an additional layer of uncertainty with respect to foreign investment. Investment plans, timetables, terms and conditions for closing for investment must take into account the timing and contingency of obtaining approval from the national security review process. See Item 4.3 Chinese Mining Law above.

Regulatory environment in Mexico

The La Yesca Project is located in Mexico and is subject to extensive laws and regulations governing various matters including, but not limited to, exploration, development, production, price controls, exports, taxes, mining royalties, environmental matters, labor standards, expropriation of property, maintenance of mining claims, land use, land claims of local and indigenous people, water use, waste disposal, power generation, protection and remediation of the environment, reclamation, historic and cultural resource preservation, mine safety, occupational health, and the management and use of toxic substances and explosives, including handling, storage and transportation of hazardous substances.

Such laws and regulations may require the Company to obtain licenses, permits and consents from various governmental authorities and indigenous groups. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

The Company’s income and its mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in the policies of Mexico, Canada and other applicable jurisdictions affecting investment, mining and repatriation of financial assets, by shifts in political attitudes in Mexico and by exchange controls and currency fluctuations. The effect, if any, of these factors cannot be accurately predicted. Further, there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the La Yesca Project.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company’s mining, exploration and development activities and operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations, and new taxes, could become such that the Company would not proceed with mining, exploration and development at one or more of its properties. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company’s mining, exploration and development projects could result in substantial costs and liabilities for the Company, such that the Company would halt or not proceed with mining, exploration and development at one or more of its properties.

Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. The Company’s Chinese subsidiaries are required to have been issued environmental permits and safety production permits with various expiration dates. These permits are also subject to annual inspection by government authorities. Failure to pass the annual inspections may result in penalties. No guarantee can be given that the necessary permits will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval and permits relating to environmental, social, land and water usage, community matters, and other matters, including those discussed in Sections 20 of the respective NI 43-101 Technical Reports on the Company’s material properties (see the Ying Report and the GC Report respectively, each as defined below).

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental, and health and safety laws, and the status of permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain costs.

Dependence on management and key personnel

The executive director and the China operational management team all have extensive experience in the mineral resources industry in China. Most of the non-executive directors also have extensive experience in mining and/or exploration (or as advisors to companies in the field). The Company’s success depends to a significant extent upon its ability to retain, attract and train key management personnel, both in Canada and in China.

The Company depends on the services of a number of key personnel, including the Chief Executive Officer, Chief Financial Officer, and the China operational management team, the loss of any one of whom could have an adverse effect on the Company’s operations.

The Company’s ability to manage growth effectively will require it to continue to implement and improve management systems and to recruit and train new employees. The Company cannot be assured that it will be successful in attracting and retaining skilled and experienced personnel.

Foreign exchange rate fluctuations

The Company reports its financial statements in U.S. dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar while the functional currency of all Chinese subsidiaries is Chinese Renminbi. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies. The fluctuation of the exchange rate between the reporting currency and its functional currencies may materially and adversely affect the Company’s financial position.

Insurance

The Company’s mining activities are subject to the risks normally inherent in the industry, including, but not limited, to environmental hazards, flooding, fire, periodic or seasonal hazardous climate and weather conditions, unexpected rock formations, industrial accidents and metallurgical and other processing problems. These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties; personal injury; environmental damage; delays in mining; increased production costs; monetary losses; and possible legal liability. The Company may become subject to liability which it cannot insure or may elect not to insure due to high premium costs or other reasons. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which the Company believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company cannot provide any assurance that such insurance will continue to be available, be available at economically acceptable premiums or be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation: environmental hazards; discharge of pollutants or hazardous chemicals; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems and delays; encountering unusual or unexpected geologic formations or other geological or grade problems; encountering unanticipated ground or water conditions; cave-ins, pit wall failures, flooding, rock bursts and fire; periodic interruptions due to inclement or hazardous weather conditions; equipment breakdown; other unanticipated difficulties or interruptions in development, construction or production; other acts of God or unfavourable operating conditions; and health and safety risks associated with spread of COVID-19 pandemic, and any future emergence and spread of similar pathogens.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Conflicts of interest

Conflicts of interest may arise as a result of the directors and officers of the Company also holding positions as directors and/or officers of other companies. Some of those persons who are directors and officers of the Company have and will continue to be engaged in the identification and evaluation of assets and businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (British Columbia).

Internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate, with the participation of the CEO and CFO, the effectiveness of internal controls. The Company’s internal control over financial reporting includes:

●	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

●	providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

●	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

●	providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by COSO was effective as of March 31, 2022 and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

No matter how well a system of internal control over financial reporting is designed, any system has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The failure to achieve and maintain the adequacy of our internal control over financial reporting on a timely basis could result in the loss of investor confidence in the reliability of the financial statements, which in turn could harm the business and negatively impact the trading price of shares or market value of other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the operating results or cause to fail to meet the reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

Outcome of current or future litigation or regulatory actions

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the discovery of evidence process, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

No assurance can be given with respect to the ultimate outcome of current or future litigation or regulatory proceedings, and the amount of any damages awarded or penalties assessed in such a proceeding could be substantial. In addition to monetary damages and penalties, the allegations made in connection with the proceedings may have a material adverse effect on the reputation of the Company and may impact its ability to conduct operations in the normal course.

Litigation and regulatory proceedings also require significant resources to be expended by the directors, officers and employees of the Company and as a result, the diversion of such resources could materially affect the ability of the Company to conduct its operations in the normal course of business. Significant fees and expenses may be incurred by the Company in connection with the investigation and defense of litigation and regulatory proceedings. The Company may also be obligated to indemnify certain directors, officers, employees and experts for additional legal and other expenses pursuant to such proceedings, which additional costs may be substantial and could have a negative effect on the Company’s future operating results. The Company may be able to recover certain costs and expenses incurred in connection with such matters from its insurer. However, there can be no assurance regarding when or if the insurer will reimburse the Company for such costs and expenses.

Bringing actions and enforcing judgments under U.S. securities laws

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers and some of the experts named in this AIF based on civil liabilities provisions of the federal securities laws, other laws in the U.S. state(s) in or the equivalent laws of other jurisdictions of residence.

The Company’s investment in New Pacific Metals Corp.

The Company is a strategic investor in New Pacific Metals, a Canadian public company listed on the TSX under the symbol “NUAG” and NYSE American under the symbol “NEWP”. As at March 31, 2022, the Company owned 44,042,216 or 28.2% interest in New Pacific Metals. New Pacific Metals is a mining company engaged in exploring and developing mineral properties in Bolivia. Investments in junior mining companies involve volatile share prices, liquidity risk, and may result in possible loss of principal. New Pacific Metals has no revenue from operations and no ongoing mining operations of any kind.

Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by New Pacific Metals will be affected by numerous factors beyond the control of New Pacific. These factors include market fluctuations, the proximity and capacity of natural resource markets, and government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or the possible loss of principal.

Substantial expenditures are required to establish ore reserves through drilling, metallurgical, and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate, or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even if it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body, which can be legally and economically exploited.

In addition to the high degree of risk associated with investing in junior exploration mining companies, the Company’s investment in New Pacific Metals entails an additional risk by virtue of the fact that its projects are located in Bolivia. There has been a significant level of political and social unrest in Bolivia in recent years resulting from a number of factors, including Bolivia’s history of political and economic instability under a variety of governments and high rate of unemployment. New Pacific Metals’ exploration and development activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry. Bolivia’s fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change. New Pacific Metals cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation. A change in government positions on these issues could adversely affect New Pacific Metals’ business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of New Pacific Metals. Moreover, protestors and cooperatives have previously targeted foreign companies in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on the Company’s operations. Labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations. New Pacific Metals’ operations in Bolivia may also be adversely affected by economic uncertainty characteristic of developing countries. In addition, operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors. There is no assurance that New Pacific will be successful in obtaining ratification of the mining production contract (“MPC”) it signed with Corporación Minera de Bolivia (COMIBOL) in a timely manner or at all, or that they will be obtained on reasonable terms. New Pacific Metals cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, or taxation. A change in government positions on these issues could adversely affect the ratification of the MPC and New Pacific Metals’s business.

The Company’s investment in Whitehorse Gold Corp.

The Company is a strategic investor in Whitehorse Gold, a Canadian public company listed on the TSX-V under the symbol “WHG”. As at March 31, 2022, the Company owned 15,514,285 Whitehorse Gold common shares or 29.3% interest in Whitehorse Gold.

Whitehorse Gold is a junior exploration company currently in the business of acquiring and exploring mineral properties. Investments in junior mining companies involve volatile share prices, liquidity risk, and may result in possible loss of principal. Whitehorse Gold has no revenue from operations and no ongoing mining operations of any kind.

Long-term operation of Whitehorse Gold’s business and its profitability are dependent, in part, on the cost and success of its exploration and future development programs. Mineral exploration and development involve a high degree of risk and historically few properties that are explored are ultimately developed into producing mines. There is no assurance that Whitehorse Gold’s mineral exploration and future development programs will result in any discoveries, expansions of mineral resources or the definition of mineral reserves. There is also no assurance that, even if commercially viable quantities of mineral resources or mineral reserves are discovered, a mineral property will be brought into commercial production. Development of Whitehorse Gold’s mineral properties will only commence if it obtains satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, including the technical skill of the exploration geoscientists involved. The commercial viability of a mineral deposit is also dependent upon a number of factors including: the particular attributes of the deposit such as size, grade and proximity to infrastructure; metal prices; and government regulations including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the control of Whitehorse Gold. Unsuccessful exploration or development programs could have a material adverse impact on Whitehorse Gold’s operations and profitability.

In addition, Whitehorse Gold’s mineral projects are subject to a number of risks that may make it less successful than anticipated, including, without limitation: (a) delays or higher than expected exploration costs; (b) negative technical results and/or technical results that fail to deliver the required returns to render the ongoing development of the Skukum Gold Project economic; (c) delays in receiving environmental permits and/or social license from indigenous groups; (d) delays in receiving permits; (e) delays or higher than expected costs in obtaining the necessary equipment or services to build and operate the Skukum Gold Project; and (f) adverse mining conditions may delay and hamper the ability of Whitehorse Gold to produce the expected quantities of minerals.

First Nation interests and rights as well as related consultation issues may impact Whitehorse Gold’s ability to pursue exploration, development and mining at its properties. Whitehorse Gold intends to communicate and consult with First Nations communities in order to foster a positive relationship with those groups but there is no assurance that claims or other assertions of rights by First Nation communities or consultation issues will not arise on or with respect to Whitehorse Gold’s properties or activities. Such claims and issues could result in significant costs and delays or materially restrict Whitehorse Gold’s activities.

Cybersecurity Risks

The Company is subject to cybersecurity risks including unauthorized access to privileged information, destroy data or disable, degrade or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. The Company has not experienced any material cybersecurity incident in the past, but there can be no assurance that the Company would not experience in the future. If our systems are compromised, do not operate properly or are disable, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, loss of financial data which could affect our ability to provide accurate and timely financial reporting.

General Economic Conditions

General economic conditions may adversely affect our growth, profitability and ability to obtain financing. Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on our business, financial condition and results of operations, including:

(i)	significant disruption to the global economic conditions caused by COVID-19 as discussed above;
(ii)	contraction in credit markets could impact the cost and availability of financing and our overall liquidity;
(iii)	the volatility of silver, gold and other metal prices would impact our revenues, profits, losses and cash flow;
(iv)	recessionary pressures could adversely impact demand for our production;
(v)	volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs; and
(vi)	the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities.

ITEM 5	MINERAL PROPERTIES

The Company has interests in mineral properties located in China. As at March 31, 2022, these properties were carried on the Company’s consolidated statements of financial position as assets with a book value of approximately $326.4 million. The book value consists of acquisition costs plus cumulative expenditures on properties, net of amortization and impairment charges for which the Company has future development plans.

For the purposes of NI 43-101, the following properties have been determined to be material to the Company as of March 31, 2021: (a) the Ying Mining District, Henan Province, China (the “Ying Property” or “Ying”); and (b) the GC Mine located in Guangdong Province, China.

Except as otherwise disclosed, Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 who has reviewed and given consent to the scientific and technical information contained in this AIF.

5.1	Ying Mining District, Henan Province, China

Current Technical Report

Except as otherwise stated, the information in this AIF is based on the latest Technical Report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” (the “Ying Report”) dated effective July 31, 2020 and prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”) on October 9, 2020. AMC has previously prepared Technical Reports on the Property in 2017 (filed 24 February 2017, effective date 31 December 2016); 2014 (filed 5 September 2014, effective date 31 December 2013); 2012 (filed 15 June 2012, effective date 1 May 2012); and in 2013 (minor update to 2012 report, filed 6 May 2013, effective date 1 May 2012).

The authors of the Technical Report all qualify as independent Qualified Persons (QPs).

Portions of the following information are based on the assumptions, qualifications and procedures described in the Ying Report, which are not fully described herein. The full text of the Ying Report which is available for review on SEDAR at www.sedar.com is incorporated by reference in this AIF.

Project Description, Location and Access

The Ying Property is situated in central China in western Henan Province near the town of Luoning. The term “Ying District” is used to describe a 100 sq. km rectangular area bounded by latitude 34°07’N to 34°12’N and longitude 111°14’E to 111°23’E. Within this district block, Silvercorp has three principal centres of operation, within which six mining projects are located.

Silvercorp, through its wholly owned subsidiary Victor Mining Ltd, is party to a cooperative joint venture agreement dated 12 April 2004 under which it earned a 77.5% interest in Henan Found Mining Co. Ltd (Henan Found), the Chinese company holding (with other assets) the Ying silver, lead, and zinc project (the Ying Project). In addition, Silvercorp, through its wholly owned subsidiary Victor Resources Ltd, is party to a cooperative agreement dated 31 March 2006, under which it initially obtained a 60% interest in Henan Huawei Mining Co. Ltd (Henan Huawei), the beneficiary owner of the project in Haopinggou (the HPG Project) and the project in Longmen (the LME Project). Since that time, Silvercorp’s interest in Henan Huawei has increased to 80%.

The Ying Property is covered by four major contiguous mining licenses. The total area of the four mining licenses is 68.59 sq km. Table 1 lists their names, license numbers, areas and expiry dates. All Tables are numbered relative to their position in the AIF.

Table 1 Mining licenses

Area and licence name	Mines	Mining licence #	Sq km	ML Expiry Date
Yuelianggou Lead-zinc-silver Mine	SGX and HZG	C4100002009093210038549	19.8301	Sept 2024
Haopinggou Lead-zinc-silver-gold Mine	HPG	C4100002016043210141863	6.2257	29 Apr 2028
Tieluping-Longmen Silver-lead Mine	TLP, LME and LMW	C4100002016064210142239	22.7631	26 Feb 2041 *
Dongcaogou Gold-silver Mine	none	C4100002015064210138848	19.772	15 June 2025
Total			68.59

Note: Mining license for TLP , LME and LMW extended since Ying Report date.

In addition, mining is only permitted between prescribed elevations as follows:

•	Yuelianggou Mining License – 1,060 m and 0 m elevations
•	Haopinggou Mining–License - 955 m and the 365 m elevations
•	Tieluping-Longmen Mining–License - 1,250 m and the 700 m elevations
•	Doncaogau Mining–License - 1,087 m and the 605 m elevations

Henan Found’s policy has been to initiate applications to the relevant government departments so that exploration permits are reissued beneath the lower boundary of the mining permit areas in accordance with the “Mineral Resources Law of the People’s Republic of China” and the integration policy of mineral resource development issued by the Ministry of Land and Resources of China and the Henan Provincial Government.

The existing mining licenses cover all the active exploration and mining areas discussed in this Technical Report. Mining licenses are subject to mining-right usage fees (a fixed annual charge), mineral resource compensation fees, and applicable mineral resource taxes. The renewal of mining licenses and extending of mining depth and boundaries occur in the ordinary course of business as long as mineral resources exist, are defined, the required documentation is submitted, and the applicable government resources taxes and fees are paid. The mining licenses give the right to carry out full mining and mineral processing operations in conjunction with safety and environmental certificates. The safety certificates for Silvercorp’s mining activities have been issued by the Department of Safety, Production and Inspection of Henan Province. Environmental certificates have been issued by the Department of Environmental Protection of Henan Province.

Surface rights for mining purposes are not included in the licenses, but Silvercorp has acquired surface rights for mining and milling activities by effecting payment of a purchase fee based on the appraised value of the land. Subject to negotiation, some land use compensation fees may also be due to the local farmers if their agricultural land is disturbed by exploratory work.

China has an established Mining Code that defines the mining rights guaranteed by the government of China.

China has a 13% Value Added Tax (VAT) on sales of concentrates and on articles such as materials and supplies. The VAT paid on materials purchased for mining is returned to Silvercorp as an incentive to mine in China. There is no VAT on labour. In addition, Silvercorp also pays a VAT surtax, which amounts to approximately 1.6% of sales, and mineral resources tax is currently levied at approximately 3% of sales. The income tax rate is 25%.

There are no known or recognized environmental issues that might preclude or inhibit a mining operation in this area. Some major land purchases may be required in the future for mine infrastructure purposes (such as for additional processing plant requirements, waste disposal, offices and accommodations). There are no significant factors and risks that may affect access, title, or the right or ability to perform work on the Ying property that are known at this time.

History

Silver-lead-zinc mineralization in the Ying district has been known and intermittently mined for several hundred years. The first systematic geological prospecting and exploration was initiated in 1956 by the Chinese government. Detailed summaries of the district’s historical activities from 1956 to 2004, when Silvercorp first acquired interests in the area, are described in previous NI 43-101 Technical Reports.

Silvercorp acquired an interest in the SGX Mine Project in 2004. Subsequently, Silvercorp acquired the HZG, HPG, TLP, and LM mines (LME and LMW), all of which were previously held and operated by private Chinese companies.

Geological Setting, Mineralization and Deposit Types

The Ying Property is situated in the 300 km-long west-northwest trending Qinling orogenic belt, a major structural belt formed by the collision of two large continental tectonic plates in Paleozoic time.

The northern continental plate, the North China Plate, covers all of Henan Province and most parts of North China, while the southern plate, the Yangtze Plate, covers most part of South China. Rocks along the orogenic belt between the two major tectonic plates are severely folded and faulted, offering optimal structural conditions for the emplacement of a myriad of mineral deposits. Several operating silver-lead-zinc mines, including those in the Ying Property, occur along this belt.

The Qinling orogenic belt is comprised largely of Proterozoic- to Paleozoic-age rock sequences consisting of mafic to felsic volcanic rocks with variable amounts of interbedded clastic and carbonate sedimentary rocks. The rocks are weakly metamorphosed to lower greenschist facies, with local areas of strongly metamorphosed lower amphibolite facies. The basement of the belt is comprised of highly metamorphosed Archean-age rocks of the North China plate, dominantly felsic to mafic gneisses with minor amphibolites, intrusive gabbros and diabases. The metamorphosed Qinling belt sequence and the underlying Archean basement rocks are intruded by mafic to felsic dikes and stocks of Proterozoic and Mesozoic ages. They are overlain by non-metamorphosed sedimentary rock sequences of Mesozoic to Cenozoic age, primarily marls and carbonaceous argillites, which are in turn overlain locally by sandstone-conglomerate sequences.

The dominant structures in the Qinling orogenic belt are west-northwest trending folds and faults generated during the collision of the two major tectonic plates in Paleozoic time. The faults consist of numerous thrusts having a component of oblique movement with sets of conjugate shear structures trending either north-west or north-east. These conjugate shear zones, which display features of brittle fracturing such as fault gouge, brecciation and well-defined slickensides, are associated with all the important mineralization recognized along the 300 km-long orogenic belt.

The Ying Property contains multiple mesothermal silver-lead-zinc-rich quartz-carbonate veins in steeply-dipping fault-fissure zones which cut Archean gneiss and greenstone. To date, significant mineralization has been defined or developed in at least 308 discrete vein structures, and many other smaller veins have been found but not as yet well explored.

Structurally, the vein systems throughout the district are all somewhat similar in that they occur as sets of veins of generally similar orientation enclosed by fault-fissure zones which trend most commonly northeast-southwest, less commonly north-south, and rarely northwest-southeast. The structures extend for hundreds to a few thousand metres along strike. They are often filled by altered andesite or diabase dikes together with quartz-carbonate veins or as discrete zones of altered bedrock (mainly gneiss) associated with local selvages of quartz-carbonate veinlets. From one-third to one-half of the structures exposed at the surface are conspicuously mineralized as well as altered.

The vein systems consist of narrow, tabular or splayed veins, often occurring as sets of parallel and offset veins. The veins thin and thicken abruptly along the structures in classic “pinch-and-swell” fashion with widths varying from a few centimetres up to a few metres. “Swells” formed in structural dilatant zones along the veins often forming mineralized “shoots”. At the SGX mine, these shoots range from 30 m to more than 60 m in vertical and horizontal dimensions over true vein widths of 0.4 m to 3.0 m. The vertical dimension of the SGX shoots is commonly twice or more the horizontal dimension. Longitudinal sections constructed along the veins indicate that many of the shoots have a steep, non-vertical rake.

The vein systems of the various mine areas in the district are also generally similar in mineralogy, with slight differences between some of the separate mine areas and between the different vein systems within each area. These differences have been attributed to district-scale mineral zonation at different levels of exposure. This subtle zonation is thought to be perhaps analogous to the broad scale zonation patterns observed in the Coeur d’Alene District (USA) and characteristic of many other significant mesothermal silver-lead-zinc camps in the world (Broili et al. 2008, Broili et al. 2010).

Exploration

From 1 July 2016 to 31 December 2019 (the reporting period), Silvercorp conducted extensive exploration programs on the Ying property that included exploration-development activities in the SGX mine area, including two producing mines (SGX and HZG), the HPG mine area, the TLP and LM mine areas, including three producing mines (TLP, LME, and LMW), and the DCG project. The past exploration activities, including surface activities, have been detailed in previous Technical Reports prepared for the Ying Property.

Other than drilling, the projects have been explored primarily by underground development and sampling. The workings follow the vein structures along strike, on levels spaced approximately 40 m apart. Silvercorp has found this method of underground exploration an effective and efficient way to define the geometry of the mineralized structures, in part due to the discontinuous character of the high grade mineralization, but also to the relatively inexpensive development costs.

Channel samples across the mineralized structures are collected across the back of drift tunnels and the walls of crosscut tunnels at 5 m intervals, with the spacing of channel samples increasing to 15 or 25 m in the non mineralized sections of the vein structures. Individual channels can consist of multiple chip samples, cut across and bracketing the mineralization and including associated wall rocks across the tunnel. Assay results of samples are documented on underground level maps and longitudinal sections.

The exploration tunnelling and drilling programs were conducted during the reporting period to upgrade the Indicated and Inferred Mineral Resources, to test the down-dip and along-strike extensions of the major mineralized vein structures and their parallel subzones, and to explore new target areas. The programs comprised 201,688 m of tunnelling, including 120,801 m of drifting along mineralized structures and 52,712 m of cross cutting across mineralized structures. Drift and crosscut tunnels have been developed at 30 m to 50 m intervals vertically to delineate higher category Mineral Resources. A total of 75,334 channel / chip samples was collected from the six mine areas.

Drilling

Prior to Silvercorp obtaining the rights to the SGX mine in 2004, there was little drilling work completed on the Ying Property. Drilling programs conducted by previous operators include a 10,736 m surface drilling program in the TLP-LM area by the No. 6 Nonferrous Geological Exploration Team from 1991 to 1994 and a test drilling program of two holes in the SGX area by the Henan Nonferrous Geological Exploration Bureau in 2003.

Since acquiring the Ying projects, Silvercorp has initiated systematic drilling programs to test the strike and down-dip extensions of the major mineralized vein structures and explore for new mineralized structures in less-explored or unexplored areas in the Ying Property.

Since 2004, Silvercorp has organized extensive underground diamond drilling programs each year in the Ying Mining District with a total accumulated metreage of 1,082,840 m completed as of June 2016.

Drilling programs were continuously conducted over the Ying Property from July 2016 to December 2019 (the Reporting Period). Underground and surface drilling were carried out in mining areas to test the down-dip extension of major mineralized vein structures, extend the Indicated and Measured Mineral Resources at or above the current mining depth, and infill the Inferred Mineral Resource blocks defined in previous drilling programs below the current mining depth. Most of the holes were designed as inclined holes to test multiple vein structures and to ensure a good intersection angle. A total of 325,151 m in 1,090 diamond holes was completed, including 13,236 m in 38 surface holes and 311,915 m in 1,052 underground holes drilled from at or above the current mining elevations. Results of the diamond drilling program were the down-dip and strike extension of most of the major mineralized veins and the discovery of a number of new mineralized veins in the current mine areas.

Drilling results from the 2016 – 2019 drilling program in the Ying Property are briefly summarized in Table 2. These results have been incorporated into the mine databases and contribute to the current Mineral Resource update for the seven deposits. There is no drilling for DCG during this period.

Table 2	Brief summary of the 2016-2019 drilling results

Mine Area	Holes Completed	No of Mineralized Intersections (≧120g/t AgEq)	Average Grade of Mineralized Intersections (g/t AgEq)	Average True Width of Mineralized Intersections (m)	Detected Depth (Elevation m)
SGX	302	155	520	0.68	861-143
HZG	110	63	394	0.61	335-879
HPG	138	49	350	0.67	938-39
LME	112	118	396	0.59	411-941
LMW	191	86	439	0.71	1,097-322
TLP	237	127	494	0.52	153-1,114

Sampling and Analysis, and Data Verification

The numerous fault-fissure structures that cut the gneissic bedrock of the Ying Property are not continuously mineralized. Veins occur intermittently along these structures, appearing and disappearing along-strike and down-dip. Silvercorp’s exploration consists of horizontal tunnelling along and across the veins, in addition to driving raises or declines to access the veins at other levels. Core drilling is designed to intersect the veins in other locations both laterally and vertically. Channel samples are collected from underground tunnels and other workings, and core samples are collected from altered and mineralized drill cores. The sample collection and preparation follow accepted industry practice.

Core Samples

NQ-sized drill cores (48 mm in diameter) are recovered from the mineralized zones. Drill core is logged, photographed and sampled in detail at the surface core shack, with each mine having its own logging and core-cutting facilities. Samples are delineated by lithology, mineralization, and alteration. Mineralized zones are sampled together with wallrock samples that bracket the mineralization. Samples have a minimum length of 20 cm and a maximum length of 2 m.

Chip / Channel Samples

Channel samples lines are marked by a geologist and collected as continuous chip samples from the roofs of drift tunnels (perpendicular to the mineralized vein structure), and from the walls of crosscut tunnels (which cross the mineralized vein structure). Samples have a minimum size of 20 cm and a maximum size of 2 m. Drill and channel samples are numbered following protocols outlined by Silvercorp that generates unique IDs. Samples bracket the vein in addition to sampling the vein itself.

Sampling, Analysis and Data Verification

Drill core samples are stored in securely sealed bags at the core logging facilities until shipment by courier to one of the following three reputable commercial laboratories which are chosen based on capacity:

•	The Analytical Laboratory of Henan Nonferrous Exploration Institute (Zhengzhou Nonferrous Laboratory) in Zhengzhou, Henan Province.
•	The Chengde Huakan 514 Geology and Mineral Testing and Research Institute (Chengde Laboratory) in Chengde, Hebei Province.
•	The Analytical Laboratory of the Inner Mongolia Geological Exploration Bureau (Inner Mongolia Laboratory) in Hohhot, Inner Mongolia.

The three external laboratories are accredited and certified as first-class laboratories by the Chinese government. The procedures for sample preparation and quality management in these laboratories are established in accordance with the official Chinese technical standard DZ/T 0130-2006 (The Specification of Testing Quality Management for Geological Laboratories), which is a combination of the basic principles and methodologies of ISO 9000:2000 and ISO/IEC 17025:1999.

Channel samples are analyzed on site at the Ying assay laboratory located at the mill complex in Luoning County. A brief examination of the Ying Laboratory was made by the QPs in both 2013 and 2016, as outlined in previous Technical Reports. The assay laboratory is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and has been used to analyze both channel samples taken from underground workings for Resource estimation purposes, and concentrate produced from the processing plants. Most of the processes for the analysis of channel samples and concentrate are completed within separate buildings, rooms, and instruments.

Silvercorp has established QA/QC procedures which cover the sample collection and processing at the Ying Property. All drilling and channel sampling programs completed on the Property incorporate the insertions of Certified Reference Materials (CRMs) and blanks into the sample stream on a batch by batch basis. Duplicate field samples are also included in the drilling programs.

Silvercorp’s QA/QC programs and results prior to July 2016 have been described in previous Technical Reports. The following discussion is based on the QP’s independent review of the drilling and channel sampling QA/QC databases associated with the July 2016 to December 2019 programs, which comprises 1,088 drillholes and 75,334 channel samples.

Silvercorp monitors silver, lead, zinc, copper, and gold in drillhole sampling, and silver, lead, and zinc in channel sampling programs. This is accomplished through the insertion of CRMs, blanks, and field duplicate samples. In this report gold and copper values are not discussed in detail as they are not material components of the Mineral Resource.

A summary of QA/QC samples included in the July 2016 – 2019 program is presented in Table 3. Table 4 summarizes the insertion rate of these QA/QC samples.

Table 3	Ying QA/QC samples by year[1]

Year	Drill samples				Channel samples
	Samples	CRMs	Blanks	Field duplicates	Samples	CRMs	Blanks	Field duplicates
2016	2,944	111	112	112	8,537	248	253	0
2017	7,011	214	214	214	18,117	406	48	0
2018	5,145	154	153	153	17,515	474	3	0
2019	5,333	146	146	144	23,105	603	0	0
Total	20,433	625	625	623	67,274	1,731	304	0

Note: 1 Data from 1 July 2016 to 31 December 2019. Source: Compiled by AMC.

Table 4	Ying QA/QC insertion rates[1]

Year	Drill samples					Channel samples
	Samples	CRMs	Blanks	Field duplicates	Total QA/QC	Samples	CRMs	Blanks	Field duplicates	Total QA/QC
2016	2,944	3.8%	3.8%	3.8%	11.4%	8,537	2.8%	3.0%	0.0%	5.6%
2017	7,011	3.1%	3.1%	3.1%	9.2%	18,117	2.5%	0.3%	0.0%	2.5%
2018	5,145	3.0%	3.0%	3.0%	8.9%	17,515	2.7%	0.0%	0.0%	2.7%
2019	5,333	2.7%	2.7%	2.7%	8.2%	23,105	2.6%	0.0%	0.0%	2.6%
Overall	20,433	3.1%	3.1%	3.0%	9.2%	67,274	2.6%	0.5%	0.0%	3.0%

Note: 1 Data from 1 July 2016 to 31 December 2019.

Source: Compiled by AMC.

Mineral Processing and Metallurgical Testing

The lab scale mineral processing and metallurgical tests for the Ying Property deposits were done by three laboratories in China:

•	Hunan Nonferrous Metal Research Institute (HNMRI) using SGX mineralization in 2005.

•	Tongling Nonferrous Metals Design Institute (TNMDI) using HZG mineralization in 2006.

•	Changsha Design and Research Institute (CDRI) using TLP mineralization in 1994.

The objectives of the lab mineral processing testwork were:

•	To maximize silver recovery to the lead concentrate.

•	To develop a process flow sheet with appropriate operating parameters as a basis for the industrial scale implementation of lead, zinc, and silver recovery.

•	To determine the product quality characteristics relative to the relevant national standards.

The metallurgical testing consisted of mineralogical assessment, flotation tests, and specific gravity measurements of the mineralized veins.

SGX is the main deposit and the HNMRI work is the most comprehensive; therefore, the lab test results from HNMRI’s study (2005) on SGX mineralization were used for both mill Plant 1 (2005) and Plant 2 (2008) design.

AMC is not aware of any subsequent external Design Institute metallurgical testwork having been carried out, although continual on-site “plant-tuning” occurs.

Mineral Resource and Mineral Reserve Estimates

The Mineral Resource estimates for the SGX, HPG, LMW, and LME deposits were carried out by independent QP Rod Webster, MAIG of AMC who takes responsibility for these estimates.

The Mineral Resource estimates for the TLP, HZG, and DCG deposits were carried out by independent QP Simeon Robinson, P.Geo. of AMC who takes responsibility for these estimates.

The December 2019 Mineral Resources were estimated using a block modelling approach and the dynamic anisotropy application within Datamine™ software. Except for DCG, all metal grades were estimated using ordinary kriging. At DCG metal grades were estimated using inverse distance squared (ID2).

The Mineral Resources include material (approximately 30% of the total Mineral Resources) below the lower elevation limit of Silvercorp’s current mining licenses. However, because of the nature of Chinese regulations governing applications for new or extended mining licenses, the QPs for the Mineral Resource estimation are satisfied that there is no material risk of Silvercorp not being granted approval to extend the lower depth limit of its licenses to develop these Mineral Resources as and when required.

Table 5 shows the Mineral Resources and metal content by mine for the Ying Property as of 31 December 2019. The Mineral Resources are reported above a COG based on in-situ values in silver equivalent (AgEq) terms in grams per tonne. COGs incorporate mining, processing and G&A costs provided by Silvercorp for each mine and reviewed by the QP for Mineral Reserves – see Table 6. The AgEq formula and cut-off grade for each mine are shown in the footnotes of Table 5.

Table 5	Mineral Resources of the Ying Property as of 31 December 2019

Mine	Resource category	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal contained in Resource
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)

SGX	Measured	3.29	-	313	6.19	3.12	-	33.08	203.6	102.5
	Indicated	3.48	-	257	5.04	2.53	-	28.77	175.5	88.1
	Measured + Indicated	6.77	-	284	5.60	2.82	-	61.86	379.1	190.6
	Inferred	4.33	-	237	4.84	1.99	-	33.00	209.8	86.1
HZG	Measured	0.49	-	342	1.09	0.25	-	5.43	5.4	1.2
	Indicated	0.60	-	274	0.70	0.15	-	5.29	4.2	0.9
	Measured + Indicated	1.09	-	305	0.87	0.20	-	10.72	9.5	2.1
	Inferred	0.97	-	250	0.78	0.18	-	7.77	7.5	1.7
HPG	Measured	0.88	1.17	93	3.74	1.43	33.3	2.64	33.1	12.6
	Indicated	1.50	1.35	67	3.02	1.30	64.9	3.22	45.2	19.5
	Measured + Indicated	2.38	1.28	77	3.29	1.35	98.2	5.87	78.3	32.1
	Inferred	3.20	2.05	84	2.65	1.04	211.2	8.65	84.9	33.2
LME	Measured	0.49	-	348	1.72	0.38	-	5.47	8.4	1.8
	Indicated	1.18	-	282	1.62	0.44	-	10.69	19.1	5.1
	Measured + Indicated	1.67	-	301	1.65	0.42	-	16.16	27.5	7.0
	Inferred	1.79	-	222	1.73	0.39	-	12.75	30.9	6.9
LMW	Measured	0.74	-	330	3.13	0.28	-	7.87	23.2	2.1
	Indicated	1.97	-	259	2.33	0.29	-	16.41	45.9	5.8
	Measured + Indicated	2.71	-	278	2.55	0.29	-	24.29	69.1	7.9
	Inferred	2.41	-	248	2.85	0.39	-	19.22	68.6	9.5
TLP	Measured	2.51	-	208	3.44	0.33	-	16.79	86.5	8.3
	Indicated	2.92	-	165	2.74	0.32	-	15.48	79.9	9.2
	Measured + Indicated	5.43	-	185	3.06	0.32	-	32.27	166.4	17.5
	Inferred	5.48	-	157	2.64	0.25	-	27.70	144.7	13.7
DCG	Measured	-	-	-	-	-		-	-	-
	Indicated	0.06	0.09	59	3.78	0.15	0.2	0.12	2.3	0.1
	Measured + Indicated	0.06	0.09	59	3.78	0.15	0.2	0.12	2.3	0.1
	Inferred	0.40	0.24	61	4.69	0.15	3.2	0.79	18.9	0.6
Total	Measured	8.41	0.12	264	4.28	1.53	33.3	71.29	360.2	128.6
	Indicated	11.71	0.17	212	3.18	1.10	65.1	79.98	372.1	128.7
	Measured + Indicated	20.12	0.15	234	3.64	1.28	98.4	151.26	732.3	257.3
	Inferred	18.58	0.36	184	3.04	0.82	214.4	109.87	565.3	151.8

Notes:

•	Mineral Resources are reported according to the CIM Definition Standards (2014).

•	Measured and Indicated Mineral Resources are inclusive of estimated Mineral Reserves.

•	Metal prices: gold US$1,250/troy oz, silver US$18/troy oz, lead US$0.95/lb, zinc US$1.10/lb.

•	Exchange rate: RMB 6.90 : US$1.00.

•	Mineral Resource reported 5 m below surface.

•	Veins factored to a minimum extraction width of 0.3 m.

•	Cut-off grades: SGX 145 g/t AgEq; HZG 130 g/t AgEq; HPG 140 g/t AgEq; LME 120 g/t AgEq; LMW 155 g/t AgEq; TLP 130 g/t AgEq; DCG 135 AgEq.

•	AgEq formulas by mine:

–	SGX: AgEq =35.63*Pb%+22.45*Zn%+Ag g/t

–	HZG: AgEq =34.6*Pb%+Ag g/t

–	HPG: AgEq =36.84*Pb%+23.61*Zn%+62.87*Au g/t + Ag g/t

–	LME: AgEq =34.17*Pb%+11.92*Zn%+Ag g/t

–	LMW: AgEq=35.06*Pb%+Ag g/t

–	TLP: AgEq =34.19*Pb%+Ag g/t

–	DCG: AgEq =36.84*Pb% + 23.61*Zn + 62.87*Au g/t + Ag g/t

•	Exclusive of mine production to 31 December 2019.

•	Rounding of some figures may lead to minor discrepancies in totals.

Comparison of Mineral Resources, 30 June 2016 and 31 December 2019

A comparison of Mineral Resource estimates between 30 June 2016 and 31 December 2019 indicates the following:

•	Measured plus Indicated tonnes have increased by 23% overall, while the Inferred tonnes have increased by 78%.

•	Measured plus Indicated grades have decreased overall by between -2% and -6%. Inferred grades decreased between -20% and -26% overall (both comparisons excluding gold as it is a very minor contributor).

•	The net result in the Measured plus Indicated categories has been an increase in the contained silver of 18% and an increase in the contained lead metal of 16%. The increase in zinc content was 20%.

•	The net result in the Inferred category has been an increase in the contained silver metal of 42% and a significant increase in both the contained lead and zinc metal, with increases of 38% and 32% respectively.

Reasons for the differences in grade, tonnes, and contained metal include Mineral Resource additions and conversion to higher categories arising from drilling and level development, different COGs and depletion due to mining. Additional channel and drillhole samples also became available between the two estimates to extend the Mineral Resources along-strike and down-dip, and allowed changed interpretation of the veins, given the greater degree of geological understanding.

Mineral Reserve Estimate

The Mineral Reserve estimates for the Ying Property were prepared by Silvercorp under the guidance of independent Qualified Person, Mr. H. A. Smith, P.Eng., who takes QP responsibility for those estimates.

The Mineral Reserve estimation is based on the assumption that current stoping practices will continue to be predominant at the Ying Property, namely cut and fill resuing and shrinkage stoping, using hand-held drills (jacklegs) and hand-mucking within stopes, and loading to mine cars by rocker-shovel or by hand. The largely sub-vertical veins, generally competent ground, reasonably regular vein width, and hand-mining techniques using short rounds, allows a significant degree of selectivity and control in the stoping process. Minimum mining widths of 0.5 m for resuing and 1.0 m for shrinkage are assumed. The QP has observed the mining methods at the Ying Property and considers the minimum extraction and mining width assumptions to be reasonable. Minimum dilution assumptions are 0.10 m of total overbreak for a resuing cut and 0.2 m of total overbreak for a shrinkage stope.

For the total tonnage estimated as Ying Mineral Reserves, 49.7% is associated with resuing and 50.3% with shrinkage.

Cut-off Grades

Mineral Reserves have been estimated using breakeven cut-off values for shrinkage and resuing at each site as appropriate. The cut-off grade basis is summarized below and in Table 6.

COG AgEq (g/t) = (operating cost + sustaining capital + mineral resources tax) / (Ag price x processing recovery x payable).

In determining metal prices for use in the cut-off calculations, available consensus forecast information, prices used in recent NI 43-101 reports, three-year trailing averages, and prices current as of March 2020 were referenced. The exchange rate used in the cut-off calculations was arrived at in similar fashion.

Table 6	Mineral Reserve cut-off grades and key estimation parameters

Item	SGX		HZG		HPG		LME		TLP		LMW
Foreign exchange rate (RMB:US$)	6.90	6.90	6.90	6.90	6.90	6.90	6.90	6.90	6.90	6.90	6.90	6.90
	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage
Operating costs (US$/t)
Mining cost	73.63	57.55	60.36	45.19	66.30	54.39	70.04	53.78	63.52	51.79	82.27	70.28
Shipping cost	4.05	4.05	5.14	5.14	3.82	3.82	3.34	3.34	3.99	3.99	3.43	3.43
Milling cost	10.23	10.23	10.23	10.23	10.23	10.23	10.23	10.23	10.23	10.23	10.23	10.23
G&A & product selling cost	8.30	8.30	8.30	8.30	8.30	8.30	8.30	8.30	8.30	8.30	8.30	8.30
Mineral Resources tax	3.47	2.99	3.51	3.05	3.23	2.88	3.12	2.64	3.41	3.06	3.81	3.45
Government fee & other tax	2.78	2.78	2.78	2.78	2.78	2.78	2.78	2.78	2.78	2.78	2.78	2.78
Sustaining Capital (mine development, exploration tunneling, PPE)	16.72	16.72	30.09	30.09	16.38	16.38	9.42	9.42	24.85	24.85	20.11	20.11
Total operating costs	119.18	102.62	120.41	104.79	111.05	98.78	107.24	90.49	117.08	105.00	130.94	118.59
Mill recoveries
Au (%)					90.7	90.7
Ag (%)	96.5	96.5	96.8	96.8	90.2	90.2	96.9	96.9	93.4	93.4	96.6	96.6
Pb (%)	97.8	97.8	95.2	95.2	94.4	94.4	94.1	94.1	90.7	90.7	96.3	96.3
Zn (%)	64.2	64.2			63.1	63.1	34.2	34.2
Payables
Au (%)					81.0	81.0
Ag (%)	90.0	90.0	90.0	90.0	90.0	90.0	90.0	90.0	90.0	90.0	90.0	90.0
Pb (%)	87.5	87.5	87.5	87.5	87.5	87.5	87.5	87.5	87.5	87.5	87.5	87.5
Zn (%)	72.5	72.5			72.5	72.5	72.5	72.5
Full breakeven COG (AgEq g/t) = (Total operating cost $/t)/($ value per in situ gram after metallurgical recovery & payable)	235	205	240	210	235	210	210	180	240	215	260	235

Notes:

•	Numbers may not compute exactly due to rounding.

•	Metal price assumptions: Au $1250/oz; Ag $18/oz; Pb $0.95/lb; Zn $1.10/lb.

•	No Zn value ascribed to ore from HZG, TLP, and LMW sites.

•	Operating costs from 2020 and 2021 fiscal years (actuals + FY2021 Q4 projection).

Lower COG values have been used for development ore, and for areas where, effectively, all development and drilling for a given stope is complete and the decision is whether to mine the stope or not. These values are shown in Table 7.

Table 7	Development ore and stope marginal cut-off grades

Item	SGX		HZG		HPG		LME		TLP		LMW
	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing Shrinkage
Stope marginal COG (AgEq g/t)	215	180	220	190	215	190	180	150	220	195	230	205
Development ore COG (AgEq g/t)	145		140		145		120		150		165

Note: Costs, recoveries, payables, and metal price assumptions as per Table 6 above.

Dilution

Minimum mining widths are assumed as 0.5 m and 1.0 m, respectively, for resuing and shrinkage. For resuing, a dilution factor has been applied to each true vein width up to a minimum extraction width of 0.5 m or to (vein width plus 0.1 m) where the true width is greater than 0.4 m. For shrinkage, a minimum dilution factor of 0.2 m is added to the minimum vein width of 0.8 m. The QP notes that a key strategy used at Ying for minimizing floor dilution is the placement of rubber mats and / or conveyor belting over the waste fill floor in resuing stopes immediately before each resuing blast. This effectively serves as a barrier between ore and waste.

The dilution calculation process used for the Mineral Reserves estimation assumes that the resulting figures represent the overall tonnes and grade delivered to surface. There is a small degree of waste hand-sorting, and therefore upgrading, that occurs underground, depending on the mine and mining method. The QP considers that the resulting impact of this hand-sorting on the delivered product is not significant enough to materially affect the dilution factors used in the estimation.

The QP notes that the projections for dilution in both resuing and shrinkage stopes assume a high degree of process control in terms of design, drilling, and blasting, and that such control on an ongoing basis is critical to achieving dilution targets.

Table 8 summarizes average dilution from the Mineral Reserve calculations for each of the Ying mines. The QP considers that the current dilution estimation is reasonable considering the enhanced focus on mining process control in recent years and the observed results from those efforts.

Table 8	Average dilution by mine and method

Mine	Dilution %
	Resuing	Shrinkage
SGX	15	19
HZG	18	20
HPG	18	19
LME	16	17
TLP	14	18
LMW	13	14
Total Ying	15	18

Mining Recovery Factors

Mining recovery estimates used in the Mineral Reserve calculations are based on experience at each of the Ying operations and for each mining method. For resuing stopes, 95% total recovery is assumed; for shrinkage stopes, 92% total recovery is assumed. Minimal pillars are anticipated to remain between adjacent mining blocks in the same vein, and partial recovery in sill pillars is allowed for in the respective recovery factors.

Mineral Reserve Estimate

To convert Mineral Resources to Mineral Reserves, Silvercorp uses the following procedures:

•	Selection of Measured and Indicated Resource areas (potential stope blocks) for which the average AgEq grade is greater than the mine cut-off AgEq grade.
•	Application of minimum extraction and mining width criteria and calculation of dilution at zero grade.
•	Estimation of Mineral Reserve potential by applying relevant mining loss factors.
•	Reconfirmation that diluted AgEq grade is greater than mine cut-off.
•	Confirmation as Mineral Reserves by considering any other significant cost factors such as additional waste development required to gain access to the block in question.

Table 9 summarizes the Mineral Reserve estimates for each Ying mine and for the entire Ying operation. 44.1% of the Mineral Reserve tonnage is categorized as Proven and 55.9% is categorized as Probable.

Table 9	Ying Mines Mineral Reserve Estimates at 31 December 2019

Mine	Reserve Category	Mt	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal contained in Mineral Reserves
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Proven	2.48		298	5.86	2.80		23.73	145.2	69.4
	Probable	2.71		259	5.05	2.35		22.57	137.0	63.9
Total Proven & Probable		5.19		277	5.43	2.57		46.30	282.1	133.3
HZG	Proven	0.30		356	0.98	0.24		3.42	2.9	0.7
	Probable	0.32		306	0.66	0.12		3.13	2.1	0.4
Total Proven & Probable		0.62		330	0.82	0.18		6.54	5.0	1.1
HPG	Proven	0.48	1.05	88	3.66	1.52	16	1.34	17.4	7.2
	Probable	0.76	1.38	62	3.07	1.37	34	1.53	23.4	10.5
Total Proven & Probable		1.24	1.25	72	3.29	1.43	50	2.88	40.8	17.7
LME	Proven	0.36		352	1.65	0.37		4.05	5.9	1.3
	Probable	0.89		287	1.57	0.40		8.18	13.9	3.5
Total Proven & Probable		1.24		306	1.59	0.39		12.23	19.8	4.8
LMW	Proven	0.42		347	3.30	0.28		4.73	14.0	1.2
	Probable	0.93		303	2.44	0.30		9.00	22.6	2.8
Total Proven & Probable		1.35		317	2.71	0.29		13.73	36.6	4.0
TLP	Proven	1.25		241	3.47	0.34		9.71	43.5	4.2
	Probable	1.10		216	2.60	0.32		7.62	28.5	3.5
Total Proven & Probable		2.35		230	3.07	0.33		17.34	72.0	7.7
Ying Mines	Proven	5.29	0.09	276	4.33	1.59	16	46.99	228.9	84.0
	Probable	6.70	0.16	241	3.39	1.26	34	52.02	227.5	84.5
Total Proven & Probable		11.99	0.13	257	3.81	1.41	50	99.01	456.4	168.6

Notes to Mineral Reserve Statement:

•	Cut-off grades (AgEq g/t): SGX – 235 Resuing, 205 Shrinkage; HZG – 240 Resuing, 210 Shrinkage; HPG – 235 Resuing, 210 Shrinkage; LME – 210 Resuing, 180 Shrinkage; TLP – 240 Resuing, 215 Shrinkage; LMW – 260 Resuing, 235 Shrinkage.

•	Stope Marginal cut-off grades (AgEq g/t): SGX – 215 Resuing, 180 Shrinkage; HZG – 220 Resuing, 190 Shrinkage; HPG – 215 Resuing, 190 Shrinkage; LME – 180 Resuing, 150 Shrinkage; TLP – 220 Resuing, 195 Shrinkage; LMW – 230 Resuing, 205 Shrinkage.

•	Development Ore cut-off grades (AgEq g/t): SGX – 145; HZG – 140; HPG – 145; LME – 120; TLP – 150; LMW – 165.

•	Unplanned dilution (zero grade) assumed as 0.05m on each wall of a resuing stope and 0.10m on each wall of a shrinkage stope.

•	Mining recovery factors assumed as 95% for resuing and 92% for shrinkage.

•	Metal prices: gold US$1,250/troy oz, silver US$18/troy oz, lead US$0.95/lb, zinc US$1.10/lb.

•	Processing recovery factors: SGX – 96.5% Ag, 97.8% Pb, 64.2% Zn; HZG – 96.8% Ag, 95.2% Pb; HPG – 90.7% Au, 90.2% Ag, 94.4% Pb, 63.1% Zn; LME – 96.9% Ag, 94.1% Pb, 34.2% Zn; TLP – 93.4% Ag, 90.7% Pb; LMW – 96.6% Ag, 96.3% Pb.

•	Payables: Au – 81%; Ag – 90.0%; Pb – 87.5%; Zn – 72.5%.

•	Exclusive of mine production to 31 December 2019.

•	Exchange rate assumed is RMB 6.90 : US$1.00.

•	Rounding of some figures may lead to minor discrepancies in totals.

The QP notes that for TLP and LMW, silver and lead Mineral Reserve grades are approximately the same as the average silver and lead mined grades over the FY2017 to FY2020 timeframe. For the combined SGX, HZG, HPG, and LME mines, average silver and lead Mineral Reserve grades show an approximately 25% reduction compared to the average silver and lead mined grades over the FY2017 to FY2020 period, whereas average zinc Mineral Reserve grades show an approximately 25% increase. This is consistent with the mining plan generally moving to depth in these mining areas as the life-of-mine (LOM) progresses. The QP also notes that the grade distribution of the Mineral Reserves and a continued focus on best mining practices and minimizing dilution provide a continuing opportunity to mine at above-overall-average grades in at least the early stages of the projected remaining LOM.

Table 10 below summarizes the total tonnage mined and total metals produced from the Ying Projects as a whole between December 31, 2019, the date of the latest Mineral Reserve report, and March 31, 2021:

Table 10	Tonnage mined and metal produced since Ying Report date

	Production, year ended March 31, 2021	Production, three months ended March 31, 2020	Total Production since latest Mineral Reserve report (December 31, 2019)
Ore Mined (Mt)	0.65	0.07	0.72
Silver Produced (Moz)	5.61	0.71	6.32
Gold Produced (oz)	3,500	500	4,000
Lead Produced (t)	26,257	4,765	31,022
Zinc Produced (t)	3,137	679	3,816

Note: Table 10 and the immediately preceding text that references it are subsequent to, and do not form part, of the Ying Report.

Mineral Reserves Sensitivity to Cut-off Grade

The sensitivity of the Ying Mineral Reserves to variation in COG has been tested by applying a 20% increase in COG to Mineral Reserves at each of the Ying mines. The approximate percentage differences in contained AgEq ounces for each of the Ying mines and for the property as a whole are shown in Table 11:

Table 11	Estimated Reduction in Contained AgEq Oz in Mineral Reserves for COG increase of 20%

COGs increased by 20%	SGX	HZG	HPG	LME	TLP	LMW
Mine AgEq oz reduction	4.7%	12.0%	21.0%	9.4%	14.1%	11.4%
Ying total AgEq oz reduction	8.8%

The lowest sensitivities are seen at SGX and LME with, respectively, estimated 4.7% and 9.4% reductions in contained AgEq ounces when the COG is increased by 20%. The highest reduction of 21.0% is noted at HPG. For Ying as a whole, an approximately 8.8% reduction in AgEq ounces demonstrates relatively low overall COG sensitivity.

Conversion of Mineral Resources to Reserves

Table 12 compares the respective sums of Measured plus Indicated Resources and Proven plus Probable Reserves for each of the Ying mines and the entire Ying operation.

Table 12	Mineral Resources and Mineral Reserves comparison

Mine[1]		Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Resource MS+ID	6.77	-	284	5.60	2.82	-	61.86	379.1	190.6
	Reserve Prv+Prb	5.19		277	5.43	2.57		46.30	282.1	133.3
Conversion percentages		77%		98%	97%	91%		75%	74%	70%
HZG	Resource MS+ID	1.09	-	305	0.87	0.20	-	10.72	9.5	2.1
	Reserve Prv+Prb	0.62		330	0.82	0.18		6.54	5.0	1.1
Conversion percentages		56%		108%	94%	90%		61%	53%	51%
HPG	Resource MS+ID	2.38	1.28	77	3.29	1.35	98.2	5.87	78.3	32.1
	Reserve Prv+Prb	1.24	1.25	72	3.29	1.43	49.9	2.88	40.8	17.7
Conversion percentages		52%	98%	94%	100%	106%	51%	49%	52%	55%
LME	Resource MS+ID	1.67	-	301	1.65	0.42	-	16.16	27.5	7.0
	Reserve Prv+Prb	1.24		306	1.59	0.39		12.23	19.8	4.8
Conversion percentages		75%		102%	96%	92%		76%	72%	69%
TLP	Resource MS+ID	5.43	-	185	3.06	0.32	-	32.27	166.4	17.5
	Reserve Prv+Prb	2.35		230	3.07	0.33		17.34	72.0	7.7
Conversion percentages		43%		124%	100%	101%		54%	43%	44%
LMW	Resource MS+ID	2.71	-	278	2.55	0.29	-	24.29	69.1	7.9
	Reserve Prv+Prb	1.35		317	2.71	0.29		13.73	36.6	4.0
Conversion percentages		50%		114%	106%	102%		57%	53%	50%
DCG[1]	Resource MS+ID	0.06	0.09	59	3.78	0.15	0.17	0.12	2.3	0.1
	Reserve Prv+Prb	-	-	-	-	-	-	-	-	-
Conversion percentages		-	-	-	-	-	-	-	-	-
Total	Resource MS+ID	20.12	0.15	234	3.64	1.28	98.4	151.26	732.3	257.3
	Reserve Prv+Prb	11.99	0.13	257	3.81	1.41	49.9	99.01	456.4	168.6
Conversion percentages		60%	85%	110%	105%	110%	51%	65%	62%	66%

Notes: Numbers may not compute exactly due to rounding.

MS+ID = Measured and Indicated Mineral Resources, Prv+Prb = Proven and Probable Mineral Reserves

1 DCG Project Measured and Indicated Resources included.

For the Ying Property as a whole, total Mineral Reserve tonnes are approximately 60% of Mineral Resource (Measured plus Indicated) tonnes. Silver, lead, and zinc Mineral Reserve grades are 110%, 105%, and 110% respectively of the corresponding Measured plus Indicated Mineral Resource grades. Metal conversion percentages for silver, lead, and zinc are 65%, 62%, and 66% respectively.

With respect to the difference in tonnes and metal content between (Measured plus Indicated) Mineral Resources and (Proven plus Probable) Mineral Reserves, the QP makes note that: a) Mineral Resource COGs are approximately aligned with development ore cut-offs at each mine; and b) Mineral Resource areas that are not yet part of the LOM plan are not eligible for inclusion as Mineral Reserves.

Comparison of Mineral Reserves, mid-2016 to end-2019

Table 13 shows Ying Mineral Reserves as of mid-2016 (previous Technical Report) and as of end 2019 (this Technical Report). The 2019 Mineral Reserves do not include ore mined since mid 2016.

Table 13	Change in Mineral Reserves, mid-2016 to end-2019

Mine	Category	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal contained in Mineral Reserves
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX 2016	Proven	2.32		272	5.25	2.69		20.28	121.6	62.2
	Probable	3.18		248	4.86	2.11		25.4	154.6	67.1
Total Proven & Probable		5.50		258	5.02	2.35		45.68	276.2	129.3
SGX 2019	Proven	2.48		298	5.86	2.80		23.73	145.2	69.4
	Probable	2.71		259	5.05	2.35		22.57	137.0	63.9
Total Proven & Probable		5.19		277	5.43	2.57		46.30	282.1	133.3
SGX % Change	Proven	7%		9%	12%	4%		17%	19%	12%
	Probable	-15%		4%	4%	12%		-11%	-11%	-5%
Total Proven & Probable		-6%		7%	8%	9%		1%	2%	3%
HZG 2016	Proven	0.23		348	1.03	0.20		2.60	2.4	0.5
	Probable	0.35		285	0.77	0.15		3.23	2.7	0.5
Total Proven & Probable		0.59		310	0.88	0.17		5.83	5.1	1.0
HZG 2019	Proven	0.30		356	0.98	0.24		3.42	2.9	0.7
	Probable	0.32		306	0.66	0.12		3.13	2.1	0.4
Total Proven & Probable		0.62		330	0.82	0.18		6.54	5.0	1.1
HZG % Change	Proven	30%		2%	-5%	18%		31%	22%	50%
	Probable	-9%		7%	-14%	-20%		-3%	-23%	-27%
Total Proven & Probable		4%		7%	-7%	4%		12%	-2%	10%
HPG 2016	Proven	0.47	1.10	88	3.76	1.13	16	1.31	17.5	5.3
	Probable	0.29	1.15	108	3.28	1.17	11	1.02	9.7	3.5
Total Proven & Probable		0.76	1.12	95	3.57	1.15	27	2.33	27.2	8.7
HPG 2019	Proven	0.48	1.05	88	3.66	1.52	16	1.34	17.4	7.2
	Probable	0.76	1.38	62	3.07	1.37	34	1.53	23.4	10.5
Total Proven & Probable		1.24	1.25	72	3.29	1.43	50	2.88	40.8	17.7
HPG % Change	Proven	1%	-5%	0%	-3%	35%	-2%	3%	0%	38%
	Probable	163%	20%	-42%	-6%	17%	212%	50%	143%	203%
Total Proven & Probable		63%	12%	-24%	-8%	24%	83%	23%	50%	103%
LME 2016	Proven	0.20		288	1.45	0.27		1.82	2.9	0.5
	Probable	0.75		298	2.11	0.46		7.23	15.9	3.5
Total Proven & Probable		0.95		296	1.97	0.42		9.06	18.8	4.0
LME 2019	Proven	0.36		352	1.65	0.37		4.05	5.9	1.3
	Probable	0.89		287	1.57	0.40		8.18	13.9	3.5
Total Proven & Probable		1.24		306	1.59	0.39		12.23	19.8	4.8
LME % Change	Proven	81%		22%	14%	34%		122%	107%	143%
	Probable	17%		-4%	-26%	-14%		13%	-13%	1%
Total Proven & Probable		31%		3%	-19%	-8%		35%	5%	20%
TLP 2016	Proven	1.00		223	3.45	0.26		7.15	34.4	2.6
	Probable	1.48		178	2.91	0.29		8.45	43.1	4.3
Total Proven & Probable		2.47		196	3.13	0.28		15.60	77.5	6.9
TLP 2019	Proven	1.25		241	3.47	0.34		9.71	43.5	4.2
	Probable	1.10		216	2.60	0.32		7.62	28.5	3.5
Total Proven & Probable		2.35		230	3.07	0.33		17.34	72.0	7.7
TLP % Change	Proven	25%		8%	1%	29%		36%	26%	61%
	Probable	-26%		21%	-11%	9%		-10%	-34%	-19%

Mine	Category	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal contained in Mineral Reserves
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
Total Proven & Probable		-5%		17%	-2%	17%		11%	-7%	11%
LMW 2016	Proven	0.46		316	3.29	0.25		4.69	15.2	1.1
	Probable	1.57		234	2.61	0.29		11.83	41.0	4.6
Total Proven & Probable		2.04		252	2.76	0.28		16.52	56.2	5.8
LMW 2019	Proven	0.42		347	3.30	0.28		4.73	14.0	1.2
	Probable	0.93		303	2.44	0.30		9.00	22.6	2.8
Total Proven & Probable		1.35		317	2.71	0.29		13.73	36.6	4.0
LMW % Change	Proven	-8%		10%	0%	12%		1%	-8%	3%
	Probable	-41%		29%	-6%	3%		-24%	-45%	-40%
Total Proven & Probable		-34%		25%	-2%	4%		-17%	-35%	-31%
Ying Total 2016	Proven	4.67	0.11	252	4.15	1.55	16	37.85	194.0	72.2
	Probable	7.63	0.04	233	3.50	1.09	11	57.16	267.0	83.5
Total Proven & Probable		12.30	0.07	240	3.75	1.27	27	95.02	461.0	155.7
Ying Total 2019	Proven	5.29	0.09	276	4.33	1.59	16	46.99	228.9	84.0
	Probable	6.70	0.16	241	3.39	1.26	34	52.02	227.5	84.5
Total Proven & Probable		11.99	0.13	257	3.81	1.41	50	99.01	456.4	168.6
Ying % Change	Proven	13%	-14%	10%	4%	3%	-2%	24%	18%	16%
	Probable	-12%	292%	4%	-3%	16%	212%	-9%	-15%	1%
Total Proven & Probable		-3%	85%	7%	2%	11%	83%	4%	-1%	8%

Some significant aspects of the comparison are:

•	3% decrease in total (Proven + Probable) Ying Mineral Reserve tonnes.
•	Increase in total Ying Mineral Reserve silver, lead, and zinc grades of 7%, 2%, and 11%, respectively.
•	Increases in total Ying Mineral Reserve metal content for silver and zinc of 4% and 8% respectively; 1% decrease in total lead content.
•	SGX continues being the leading contributor to the total Ying Mineral Reserves, accounting for 43% of tonnes, 47% of silver, 62% of lead, and 79% of zinc, compared to respective values of 45%, 48%, 60%, and 83% in 2016.
•	6% decrease in total Mineral Reserve tonnes at SGX, but slight increases in total metal content for silver, lead and zinc of 1%, 2%, and 3% respectively.
•	63% increase in total Mineral Reserve tonnes at HPG, with corresponding increases in silver, lead and zinc content of 23%, 50%, and 103% respectively. Gold Mineral Reserves also increased from 27 koz to 50 koz at HPG.
•	31% increase in total Mineral Reserve tonnes at LME, with corresponding increases in silver, lead and zinc content of 35%, 5%, and 20%, respectively.
•	34% decrease in total Mineral Reserve tonnes at LMW, with corresponding decreases in silver, lead and zinc content of 17%, 35%, and 31%, respectively.
•	4% increase in total Mineral Reserve tonnes at HZG, with corresponding increases in silver and zinc content of 12% and 10% respectively; 2% decrease in total lead content.
•	5% decrease in total Mineral Reserve tonnes at TLP, but with increases in both silver and zinc content of 11%; 7% decrease in total lead content.

Mining Operations

The Ying mine complex is a viable operation with a projected LOM through to 2040 based on Proven and Probable Reserves. The potential exists for an extended LOM via further exploration and development, particularly in areas of Inferred Resources.

Annual ore production is projected to be maintained between 655 kt and 687 kt through to and including FY2031. From FY2032 to FY2036, ore production is projected to average about 600 ktpa, and then to drop from 443 ktpa to 283 ktpa over the final four years, as operations at the SGX, HPG, LME, and LMW mines wind down. The QP notes that the development and infrastructure required to allow production as projected is either already in place, is in development, or has been planned. The ability to achieve projected production will, to a large degree, be dependent on diligent planning and the consistent availability of resources, particularly skilled manpower and, although there is a certain amount of risk associated with the provision of key resources, the Ying mines performance in recent years lends support to a having a good degree of confidence that production tonnage targets can be achieved.

Silver grades, particularly driven by SGX, are indicated to steadily decrease over the LOM. Through to and including 2025, the silver grade is projected to average 307 g/t. Beyond 2025, the silver grade ranges between 267 g/t and 203 g/t, but with the AgEq grade maintained in a fairly narrow range between 378 g/t and 436 g/t. The full LOM average AgEq grade is projected at 454 g/t. The grade profile is consistent with the mines developing more to depth, with a general decrease in Ag grades and a corresponding increase in Pb and Zn grades.

The Ying mines safety is governed by Chinese statutory requirements and the QP acknowledges that, in certain areas, those requirements are exceeded. The QP advises, however, that Silvercorp should continue with a focus on safety improvement, including implementation of a policy where the more stringent of either Chinese or Canadian safety standards are employed.

The generally good ground conditions, and the regularity and sub-vertical nature of the Ying district veins, could provide an opportunity to effectively employ more bulk-mining methods such as longhole benching, and still with reasonable dilution. The QP recognizes the technological change that would be required for their implementation but recommends that Silvercorp investigate the application of such methods.

Processing and Recovery Operations

Silvercorp runs two processing plants, Plants 1 and 2, at the Ying Property, with a total current design capacity of about 2,800 tpd. The two plants are situated within 2 km of each other. Both were designed based on the lab tests completed by HNMRI in 2005. Plant 1 (Xiayu Plant - originally 600 tpd, upgraded to 800 tpd) has been in operation since March 2007. Plant 2 (Zhuangtou Plant) has been in production since December 2009, with an expansion from 1,000 tpd to 2,000 tpd completed in October 2011. Although current design processing capacity is about 2,800 tpd, it is understood that the actual capacity could reach 3,000 – 3,200 tpd. However, current LOM planning requires that the plants operate up to around 2,000 tpd.

The overall processes of the two plants are similar and comprise crushing, grinding, flotation of lead and zinc concentrates, and concentrate dewatering. Plant 1 currently produces only a lead / silver concentrate. In the LOM plan, the majority of ore tonnes will be processed through Plant 2, with Plant 1 being used as a backup to process low grade ore or development ore from LM, HZG, and part of TLP.

To optimize profitability, high grade lead concentrate from Plant 2 is blended with middle grade lead concentrate from Plant 1.

SGX / HPG ores also contain high-grade, large-size galena lumps with characteristic specular silver grey colour. These may be hand-sorted at the mine sites, crushed, and then shipped by dedicated trucks to Plant 1. The lumps can be milled in a dedicated facility, and then sold directly, or mixed with flotation lead concentrate for sale.

Both Plants 1 and 2 have exceeded target throughput levels. Lead and silver recovery targets are being met, although zinc recovery is lower than design, attributed to low zinc feed grades.

After innovation and modification to both plants over the last few years, lead and silver recoveries have increased significantly. Improvements have been consistently targeted on process system and other facilities both in Plant 1 and Plant 2 to improve the metal recovery and reduce energy consumption.

Historically, higher-grade feed from SGX has enhanced plant performance but, with the proportion of SGX ore decreasing, the challenge is to maintain similar metallurgical performance on lower grade feedstock. From recent performance, it appears that recoveries are being maintained but concentrate grades are lower than target, however, not to the extent where there is a major deterioration in smelter terms.

Infrastructure, Permitting and Compliance Activities

There are two tailings management facilities (TMF); TMF 1, adjacent to and serving Plant 1, and TMF 2, adjacent to and serving Plant 2. TMF 2 was completed in July 2012 and put into service in April 2013. The QP understands that site-specific risk assessment, such as for geotechnical risk, was originally carried out by Henan Luoyang Yuxi Hydrological & Geological Reconnaissance Company, with more recent assessments done by other organizations.

The TMFs were designed based on then current Mineral Resource / Mineral Reserve estimations and LOM production projections. Subsequent resource expansion and increased production projections indicate that the current tailings capacity will not be adequate for the full Ying LOM. Additional tailings capacity will thus be required in the later period of the LOM production. There are several location options for the third TMF, with assessment of those options still in the study stage. It is expected that there will be no problem to get permission to build the third TMF once it becomes necessary.

Reclaimed water from the tailings storage ponds and overflows from the two concentrators is recycled to minimize fresh water requirements. Zero discharge of the process water has been achieved at both TMFs in no-rainfall seasons.

Each mine in the Ying Property has a number of rock waste dumps. Waste dump capacity at all mines is enough for the anticipated LOM waste rock. Silvercorp is investing approximately $2.9 million (M) to construct a 1 Mtpa aggregate plant to recycle and crush the waste rock from the Ying Mining District, and then supply it to the local construction market. The plant is expected to be commissioned in October 2020, and its profit, after capital recovery, will be shared between the local government, the local communities, and employees.

Power for the Ying Property is drawn from Chinese National Grids with high-voltage lines to the different mine camps and mill plants. At SGX, one 35 kV overhead line supplies main power for all production, and two 10 kV lines act mainly as a standby source of power in case of disruption. In addition, two 1,500 kW and one 1,200 kW diesel generators installed at one of the substations act as back-up power supply in the event of a grid power outage.

Access to the SGX / HZG mine from Silvercorp’s mill office complex is via a 7 km paved road to the Hedong wharf of the Guxian Reservoir, and then across the reservoir by boat to the mine site. Two large barges carry up to five 45 t ore trucks from the SGX / HZG and HPG mines to the plants. The HPG mine can be accessed either by boat or 12 km paved road, south-west of the main office complex. Ore from the TLP and LM mines is hauled to the Silvercorp central mill using 30 and 45 t truck fleets. The TLP, LME, and LMW mines are 15 km south-east of the main office complex and are accessed by paved road along the Chongyang River.

Silvercorp has all the required permits for its operations on the Ying Property. The existing mining permits cover all the active mining areas and, in conjunction with safety and environmental certificates, give Silvercorp the right to carry out full mining and mineral processing operations. Six safety certificates have been issued by the Department of Safety Production and Inspection of Henan Province, covering the SGX mine, Zhuangtou TMF, Shiwagou TMF, HPG mine, TLP mine, LMW mine, and LME mine. Five environmental certificates have been issued by the Department of Environmental Protection of Henan Province, covering the Yuelianggou project (SGX mine and 1,000 tpd mill plant), HPG mine, TLP mine, LMW mine, LME mine, and the 2,000 tpd mill plant built in 2009. For each of these certificates, there are related mine development / utilization and soil / water conservation programs, and rehabilitation plan reports. Silvercorp has also obtained approvals and certificates for wastewater discharge locations at the SGX mine, the HPG mine, and the two TMFs. All certificates must be renewed periodically.

There are no cultural minority groups within the area surrounding the general project. The culture of the broader Luoning County is predominantly Han Chinese. No records of cultural heritage sites exist within or near the SGX, HZG, TLP, LME, LMW, and HPG project areas. The surrounding land near the SGX Mining Area is used predominantly for agriculture. The mining area does not cover any natural conservation, ecological forests or strict land control zones. Current area vegetation is mainly secondary, including farm plantings. Larger wild mammals have not been found in the region. Small birds nesting and moving in the woodland are observed occasionally. The surrounding villagers raise domestic animals, such as chickens, ducks, pigs, sheep, and goats.

Capital and Operating Costs

Summary of Capital Costs

The main capital requirement at the Ying Property is for mine development. Provision is also made for exploration drilling and for sustaining surface facilities, plant expenditure, personal protective equipment, and equipment in general. Specific processing plant capital requirements are projected to be minimal as plant capacity has previously been expanded to meet the forecast mine production.

Projected LOM capital costs, by mine and for Ying as a whole, are summarized in Table 14. An exchange rate of US$1 = 6.90 RMB is assumed.

Table 14	Projected Ying LOM Capex (US$M)

Cost item	Total LOM	FY2021	FY2022	FY2023	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040
SGX
Sustaining Capex
Exploration & mine development tunnelling	21.94	4.55	3.38	3.12	1.87	1.85	1.28	0.91	0.90	0.95	0.64	0.60	0.63	0.47	0.52	0.11	0.08	0.08	-	-	-
Facilities, plant, and equipment	17.59	0.87	0.87	0.87	0.88	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.86	0.84	0.83
Investment Capex	34.26	3.36	3.36	3.61	3.68	3.43	3.15	2.56	2.17	1.50	1.22	1.13	1.00	0.98	0.63	0.89	0.78	0.40	0.28	0.13	-
Total SGX Capex	73.79	8.78	7.61	7.60	6.43	6.17	5.32	4.36	3.96	3.34	2.75	2.62	2.52	2.34	2.04	1.89	1.75	1.37	1.14	0.97	0.83
HZG
Sustaining Capex
Exploration & mine development tunnelling	11.22	1.59	1.60	1.75	1.58	1.73	1.03	0.69	0.43	0.18	0.42	0.13	0.09	-	-	-	-	-	-	-	-
Facilities, plant, and equipment	1.63	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.12	0.11	-	-	-	-	-	-	-	-
Investment Capex	11.54	0.98	1.13	0.68	0.79	0.62	0.97	1.20	1.39	1.56	1.53	0.32	0.37	-	-	-	-	-	-	-	-
Total HZG Capex	24.39	2.71	2.87	2.57	2.51	2.49	2.14	2.03	1.96	1.88	2.09	0.57	0.57	-	-	-	-	-	-	-	-
HPG
Sustaining Capex
Exploration & mine development tunnelling	7.67	0.66	0.86	0.61	0.62	0.62	0.56	0.47	0.50	0.71	0.46	0.46	0.21	0.17	0.10	0.34	0.26	0.06	-	-	-
Facilities, plant, and equipment	4.78	0.25	0.25	0.27	0.27	0.28	0.28	0.27	0.28	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.26	0.24	0.24	-	-
Investment Capex	5.71	0.04	0.09	0.13	0.20	0.10	0.15	0.38	0.48	0.22	0.14	0.22	0.82	0.85	0.61	0.45	0.42	0.41	-	-	-
Total HPG Capex	18.16	0.95	1.20	1.01	1.09	1.00	0.99	1.12	1.26	1.20	0.87	0.95	1.30	1.29	0.98	1.06	0.94	0.71	0.24	-	-
TLP
Sustaining Capex
Exploration & mine development tunnelling	9.79	4.54	1.81	0.97	0.75	0.36	0.13	0.21	0.29	0.19	0.14	0.14	0.09	0.07	0.07	0.03	-	-	-	-	-
Facilities, plant, and equipment	8.06	0.51	0.49	0.52	0.51	0.49	0.56	0.54	0.57	0.51	0.48	0.49	0.49	0.49	0.49	0.48	0.44	-	-	-	-
Investment Capex	17.33	1.85	1.68	1.78	1.16	1.54	1.68	1.52	1.14	1.06	0.86	0.93	0.84	0.59	0.70	-	-	-	-	-	-
Total TLP Capex	35.18	6.90	3.98	3.27	2.42	2.39	2.37	2.27	2.00	1.76	1.48	1.56	1.42	1.15	1.26	0.51	0.44	-	-	-	-
LME
Sustaining Capex
Exploration & mine development tunnelling	5.96	1.32	1.31	0.88	0.70	0.87	0.44	0.17	0.17	0.05	0.05	-	-	-	-	-	-	-	-	-	-
Facilities, plant, and equipment	2.70	0.14	0.15	0.17	0.15	0.17	0.15	0.16	0.18	0.16	0.17	0.18	0.16	0.16	0.16	0.16	0.14	0.14	-	-	-
Investment Capex	12.28	0.58	0.69	0.97	0.95	0.73	0.92	0.81	0.69	0.73	0.78	0.82	0.61	0.66	0.73	0.82	0.79	-	-	-	-
Total LME Capex	20.94	2.04	2.15	2.02	1.80	1.77	1.51	1.14	1.04	0.94	1.00	1.00	0.77	0.82	0.89	0.98	0.93	0.14	-	-	-
LMW
Sustaining Capex
Exploration & mine development tunnelling	9.99	0.88	0.93	1.01	1.05	0.94	0.91	0.66	0.72	0.48	0.25	0.35	0.27	0.24	0.27	0.33	0.19	0.14	0.13	0.16	0.08
Facilities, plant, and equipment	6.73	0.33	0.34	0.36	0.35	0.35	0.34	0.34	0.35	0.34	0.34	0.34	0.34	0.35	0.34	0.34	0.33	0.33	0.34	0.31	0.27
Investment Capex	11.27	0.98	1.00	1.07	1.08	1.12	1.20	1.18	1.04	1.12	0.80	0.48	0.20	-	-	-	-	-	-	-	-
Total LMW Capex	27.99	2.19	2.27	2.44	2.48	2.41	2.45	2.18	2.11	1.94	1.39	1.17	0.81	0.59	0.61	0.67	0.52	0.47	0.47	0.47	0.35
Ying Total
Sustaining Capex
Exploration & mine development tunnelling	66.57	13.54	9.89	8.34	6.57	6.37	4.35	3.11	3.01	2.56	1.96	1.68	1.29	0.95	0.96	0.81	0.53	0.28	0.13	0.16	0.08
Facilities, plant, and equipment	41.49	2.24	2.24	2.33	2.30	2.32	2.36	2.34	2.41	2.31	2.29	2.29	2.26	2.16	2.15	2.14	2.06	1.60	1.44	1.15	1.10
Investment Capex	92.39	7.79	7.95	8.24	7.86	7.54	8.07	7.65	6.91	6.19	5.33	3.90	3.84	3.08	2.67	2.16	1.99	0.81	0.28	0.13	-
Total Ying Capex	200.45	23.57	20.08	18.91	16.73	16.23	14.78	13.10	12.33	11.06	9.58	7.87	7.39	6.19	5.78	5.11	4.58	2.69	1.85	1.44	1.18

Notes: Numbers may not compute exactly due to rounding. Q4 FY2020 not included.

Summary of Operating Costs

Major operating cost categories are mining, shipping, milling, G&A, product selling, Mineral Resources tax, and government fees and other taxes. Silvercorp utilizes contract labour for mining on a rate per tonne or a rate per metre basis. The contract includes all labour, all fixed and mobile equipment, materials, and consumables, including fuel and explosives, which are purchased through the company. Ground support consumables such as timber and power to the portal areas are the responsibility of the company. Shipping costs are for moving ore from each mine to the processing plant. Principal components of the milling costs are utilities (power and water), consumables (grinding steel and reagents) and labour, each approximately one third of the total cost. G&A costs include an allowance for tailings dam and other environmental costs. The major capital expenditure on the two tailings storage facilities has already been expended and ongoing costs associated with progressively raising the dam are regarded as an operating cost. The provision for Mineral Resources tax is approximately 3% of sales. Table 15 summarizes projected LOM operating costs, by mine, and for Ying as a whole. An exchange rate of US$1 = 6.90 RMB is assumed.

Table 15	Projected Ying LOM Opex (US$M)

Cost item	Total LOM	FY2021	FY2022	FY2023	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040
SGX
Mining	357.80	18.95	18.16	17.66	18.25	18.73	18.62	18.48	18.69	18.45	18.09	18.15	18.06	18.40	17.95	17.76	17.51	17.22	17.68	16.53	14.46
Shipping	20.93	1.03	1.03	1.03	1.05	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.03	1.00	0.98
Milling	52.82	2.61	2.61	2.61	2.66	2.67	2.67	2.67	2.67	2.68	2.67	2.67	2.68	2.67	2.67	2.68	2.67	2.67	2.59	2.52	2.48
G&A and product selling	42.89	2.12	2.12	2.12	2.16	2.17	2.17	2.17	2.17	2.17	2.17	2.17	2.17	2.17	2.17	2.17	2.17	2.16	2.10	2.05	2.02
Mineral Resources tax	43.56	2.61	2.56	2.48	2.37	2.32	2.24	2.20	2.16	2.18	2.17	2.15	2.15	2.15	2.11	2.11	2.08	2.04	1.91	1.82	1.75
Government fee and other tax	14.40	0.71	0.71	0.71	0.72	0.73	0.73	0.73	0.73	0.73	0.73	0.73	0.73	0.73	0.73	0.73	0.73	0.72	0.70	0.69	0.68
Total SGX Opex	532.40	28.03	27.19	26.61	27.21	27.68	27.49	27.31	27.48	27.27	26.89	26.93	26.85	27.18	26.69	26.51	26.22	25.87	26.01	24.61	22.37
HZG
Mining	33.90	3.22	3.05	3.31	3.26	3.24	3.02	2.93	2.72	2.60	2.68	1.97	1.90	-	-	-	-	-	-	-	-
Shipping	3.09	0.26	0.25	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.22	0.20	-	-	-	-	-	-	-	-
Milling	6.20	0.52	0.51	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.44	0.41	-	-	-	-	-	-	-	-
G&A and product selling	5.05	0.42	0.42	0.44	0.44	0.44	0.44	0.44	0.44	0.44	0.44	0.36	0.33	-	-	-	-	-	-	-	-
Mineral Resources tax	3.63	0.36	0.35	0.37	0.35	0.33	0.33	0.33	0.30	0.29	0.27	0.19	0.16	-	-	-	-	-	-	-	-
Government fee and other tax	1.71	0.14	0.14	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.12	0.11	-	-	-	-	-	-	-	-
Total HZG Opex	53.58	4.92	4.72	5.08	5.01	4.97	4.75	4.66	4.42	4.29	4.35	3.30	3.11	-	-	-	-	-	-	-	-
HPG
Mining	74.74	4.56	3.98	4.39	4.45	4.51	4.61	4.46	4.55	4.37	4.78	4.60	3.93	3.81	3.84	3.76	3.81	3.28	3.05	-	-
Shipping	4.71	0.24	0.25	0.26	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.26	0.27	0.25	0.24	0.24	-	-
Milling	12.55	0.64	0.66	0.70	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.71	0.71	0.71	0.67	0.64	0.63	-	-
G&A and product selling	10.19	0.52	0.54	0.57	0.58	0.59	0.59	0.58	0.59	0.58	0.58	0.58	0.58	0.58	0.58	0.58	0.54	0.52	0.51	-	-
Mineral Resources tax	5.59	0.34	0.34	0.37	0.37	0.37	0.37	0.35	0.35	0.33	0.33	0.33	0.33	0.31	0.27	0.25	0.21	0.19	0.18	-	-
Government fee and other tax	3.42	0.18	0.18	0.19	0.19	0.20	0.20	0.20	0.20	0.19	0.20	0.20	0.20	0.19	0.19	0.19	0.18	0.17	0.17	-	-
Total HPG Opex	111.20	6.48	5.95	6.48	6.58	6.66	6.76	6.58	6.68	6.46	6.88	6.70	6.03	5.87	5.85	5.76	5.66	5.04	4.78	-	-
TLP
Mining	119.41	8.25	6.90	8.34	8.39	7.92	8.68	7.88	8.44	7.89	7.04	6.94	7.23	7.13	6.66	6.39	5.33	-	-	-	-
Shipping	9.25	0.58	0.56	0.60	0.59	0.56	0.64	0.62	0.66	0.58	0.55	0.56	0.56	0.56	0.57	0.55	0.51	-	-	-	-
Milling	23.74	1.50	1.44	1.53	1.51	1.44	1.65	1.59	1.69	1.49	1.41	1.43	1.44	1.44	1.45	1.42	1.31	-	-	-	-
G&A and product selling	19.26	1.21	1.17	1.24	1.23	1.17	1.34	1.29	1.37	1.21	1.14	1.16	1.17	1.17	1.18	1.15	1.06	-	-	-	-
Mineral Resources tax	12.20	0.76	0.78	0.84	0.87	0.79	0.91	0.85	0.87	0.78	0.69	0.73	0.73	0.73	0.71	0.64	0.52	-	-	-	-
Government fee and other tax	6.45	0.41	0.39	0.42	0.41	0.39	0.45	0.43	0.46	0.41	0.38	0.39	0.39	0.39	0.39	0.39	0.35	-	-	-	-
Total TLP Opex	190.31	12.71	11.24	12.97	13.00	12.27	13.67	12.66	13.49	12.36	11.21	11.21	11.52	11.42	10.96	10.54	9.08	-	-	-	-
LME
Mining	53.18	3.46	3.43	3.47	3.27	2.98	2.84	3.07	3.32	3.02	3.00	3.29	3.09	3.28	3.07	3.00	2.81	2.78	-	-	-
Shipping	4.11	0.21	0.23	0.26	0.23	0.25	0.23	0.24	0.27	0.25	0.26	0.27	0.25	0.25	0.24	0.25	0.21	0.21	-	-	-
Milling	12.60	0.66	0.70	0.78	0.72	0.77	0.70	0.74	0.81	0.76	0.79	0.83	0.76	0.76	0.75	0.76	0.66	0.65	-	-	-
G&A and product selling	10.22	0.53	0.57	0.63	0.58	0.62	0.57	0.60	0.66	0.62	0.64	0.67	0.62	0.62	0.61	0.62	0.53	0.53	-	-	-
Mineral Resources tax	7.46	0.51	0.56	0.63	0.52	0.53	0.42	0.43	0.45	0.45	0.41	0.43	0.44	0.37	0.36	0.34	0.32	0.29	-	-	-
Government fee and other tax	3.43	0.18	0.19	0.21	0.19	0.21	0.19	0.20	0.22	0.21	0.22	0.22	0.21	0.21	0.20	0.21	0.18	0.18	-	-	-
Total LME Opex	91.00	5.55	5.68	5.98	5.51	5.36	4.95	5.28	5.73	5.31	5.32	5.71	5.37	5.49	5.23	5.18	4.71	4.64	-	-	-
LMW
Mining	89.35	5.03	4.96	5.14	5.02	4.52	4.39	4.43	4.81	4.56	4.13	4.49	4.62	4.51	4.35	4.75	4.22	4.09	4.26	3.71	3.36
Shipping	4.57	0.22	0.23	0.24	0.24	0.24	0.23	0.23	0.24	0.23	0.23	0.23	0.23	0.24	0.23	0.23	0.23	0.22	0.24	0.21	0.18
Milling	13.68	0.66	0.69	0.72	0.71	0.71	0.69	0.69	0.71	0.69	0.70	0.70	0.68	0.70	0.70	0.69	0.68	0.67	0.70	0.64	0.55
G&A and product selling	11.11	0.54	0.56	0.59	0.57	0.57	0.56	0.56	0.58	0.56	0.57	0.57	0.56	0.57	0.57	0.56	0.55	0.54	0.57	0.52	0.44
Mineral Resources tax	9.03	0.45	0.48	0.53	0.53	0.52	0.50	0.50	0.51	0.48	0.48	0.48	0.46	0.47	0.46	0.44	0.41	0.38	0.37	0.32	0.26
Government fee and other tax	3.72	0.18	0.19	0.20	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.18	0.18	0.19	0.17	0.15
Total LMW Opex	131.46	7.08	7.11	7.42	7.26	6.75	6.56	6.60	7.04	6.71	6.30	6.66	6.74	6.68	6.50	6.86	6.27	6.08	6.33	5.57	4.94
Ying Total
Mining	728.38	43.47	40.48	42.31	42.64	41.90	42.16	41.25	42.53	40.89	39.72	39.44	38.83	37.13	35.87	35.66	33.68	27.37	24.99	20.24	17.82
Shipping	46.66	2.54	2.55	2.66	2.65	2.65	2.70	2.69	2.77	2.66	2.64	2.61	2.57	2.38	2.36	2.36	2.26	1.73	1.51	1.21	1.16
Milling	121.59	6.59	6.61	6.88	6.86	6.85	6.97	6.95	7.14	6.88	6.83	6.79	6.69	6.28	6.28	6.26	5.99	4.63	3.92	3.16	3.03
G&A and product selling	98.72	5.34	5.38	5.59	5.56	5.56	5.67	5.64	5.81	5.58	5.54	5.51	5.43	5.11	5.11	5.08	4.85	3.75	3.18	2.57	2.46
Mineral Resources tax	81.47	5.03	5.07	5.22	5.01	4.86	4.77	4.66	4.64	4.51	4.35	4.31	4.27	4.03	3.91	3.78	3.54	2.90	2.46	2.14	2.01
Government fee and other tax	33.13	1.80	1.80	1.88	1.85	1.87	1.91	1.90	1.95	1.88	1.87	1.85	1.83	1.71	1.70	1.71	1.62	1.25	1.06	0.86	0.83
Total Ying Opex	1,109.95	64.77	61.89	64.54	64.57	63.69	64.18	63.09	64.84	62.40	60.95	60.51	59.62	56.64	55.23	54.85	51.94	41.63	37.12	30.18	27.31

Notes: Numbers may not compute exactly due to rounding. Q4 FY2020 not included.

Smelter Contracts

Monthly sales contracts are in place for the lead concentrates with leading smelters, mostly located in Henan province. Among them are Henan Yuguang Gold and Lead Smelting Co. Ltd, JiyuanWanyang Smelting (Group) Co. Ltd, JiyuanJinli Smelting (Group) Co, Lingbao Xinling Smelting Co. Ltd, and Anyang Minshan Smelting Co. Ltd. For the zinc concentrate, sales contracts are in place with Henan Yuguang Zinc Industry Co. Ltd.

All contracts have freight and related expenses to be paid by the smelter customers.

The key elements of the smelter contracts are subject to change based on market conditions when the contracts are renewed each month. Table 16 shows terms most commonly applied.

Table 16	Key elements of smelter contracts

	Pb concentrate & direct smelting ore						Zn concentrate
	% Pb	Deduction RMB/t Pb	Ag (g/t)	% payable	Au (g/t)	% payable	% Zn	Deduction RMB/t Zn
Minimum quality	35		500		1		40
Payment scales	>=60	1,800	>=5,000	92	>=20	87	>=45	Price =<RMB 15,000/t:5,650
	55-60	1,900	4,500-5,000	91.5	15-20	86		Price > RMB 15,000/t:5,650+(price-15,000)*80%
	50-55	2,000	4,000-4,500	91	10-15	85	40-45	Price =<RMB 15,000/t:5,650+45 per % lower than 45%
	45-50	2,100	3,500-4,000	90.5	7-10	84		Price > RMB 15,000/t:5,650+(price-15,000)*80%+45 per % lower than 45%
	40-45	2,200	3,000-3,500	90	5-7	83
	35-40	2,700	2,500-3,000	89.5	3-5	82
			2,000-2,500	89	2-3	81
			1,500-2,000	88.5	1-2	80
			1,000-1,500	88
			500-1,000	87.5

With respect to lead and zinc terms, the above deductibles calculate out to 85 – 90% payable for the lead concentrate and approximately 70% for zinc, at long-term prices. These are in alignment with global smelter industry norms. Silver payables of approximately 90% are similarly in accord with industry norms.

Economic analysis

Although Silvercorp is a producing issuer and, therefore, does not require an economic analysis of the Ying Property for the purposes of this report, the QPs consider it reasonable to include a summary-level analysis to illustrate the potential economic impact relative to the latest Mineral Reserve estimations and to the associated production schedules.

The following metal prices, costs and exchange rate were used for the economic analysis:

•	Gold price	US$1,400/oz
•	Silver price	US$20/oz
•	Lead price	US$0.95/lb
•	Zinc price	US$1.10/lb
•	Mining cost	US$61.34/t
•	Milling cost	US$10.23/t
•	Shipping	US$3.92/t
•	Mineral Resources tax	US$6.86/t
•	G&A	US$8.30/t
•	Government fees and other taxes	US$2.78/t
•	Sustaining and growth capital	US$16.95/t
•	Exchange rate	US$1 = 6.90RMB

Based on the LOM production forecast through to 2040 and the metal price and other assumptions shown above, a base case pre-tax NPV of $954M at 5% discount rate is projected ($713M post tax). Over the LOM, 62% of the net revenue is projected to come from silver, 29% from lead, 6% from zinc, and 2% from gold.

A simple economic sensitivity exercise, assessing a +/- 30% change in individual metal prices, operating cost or capital cost, has indicated that most sensitivity is seen in silver price (similar variation in silver grade would effectively give the same result). The NPV is moderately sensitive to lead price and operating cost, and only slightly sensitive to zinc price and capital cost.

Annual Production Schedule

The LOM ore production schedule by mine is shown in Table 17.

Table 17	Ying Mines LOM production schedule

SGX	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	Total
Ore (kt)	29	255	255	255	260	261	261	261	261	262	261	261	262	261	261	262	261	261	253	247	243	5,193
Ag (g/t)	357	359	356	321	307	305	271	268	264	265	261	269	272	266	269	277	259	255	237	226	227	277
Pb (%)	6.43	6.45	6	6.34	5.76	5.25	5.64	5.22	5.53	5.46	5.54	4.82	5.28	5.21	4.92	4.79	5.25	5.29	5.32	5.41	5.11	5.43
Zn (%)	2.12	2.25	2.44	2.72	2.47	2.79	2.97	3.36	2.6	2.73	2.87	3.27	2.44	2.87	2.69	2.51	2.34	2.04	2.04	1.94	1.97	2.57
AgEq (g/t)	634	639	625	608	568	555	539	529	520	521	523	515	515	516	504	504	498	489	472	463	453	529
HZG	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032									Total
Ore (kt)	9	51	50	53	53	53	53	53	53	53	53	43	40	-	-	-	-	-	-	-	-	616
Ag (g/t)	413	403	383	389	357	324	344	337	318	306	286	244	225									330
Pb (%)	0.61	0.71	1.05	0.76	1.04	1.57	0.94	0.92	0.58	0.54	0.46	0.64	0.51									0.82
Zn (%)	0.26	0.25	0.22	0.17	0.22	0.16	0.17	0.19	0.17	0.12	0.15	0.14	0.12									0.18
AgEq (g/t)	434	427	420	415	394	378	377	368	338	325	302	266	243									359
HPG	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038			Total
Ore (kt)	12	63	65	69	70	71	71	70	71	70	70	70	70	70	69	70	66	63	61.719	-	-	1,240
Au (g/t)	1.14	1.14	0.65	1.58	1.42	1.21	0.92	1.16	0.52	1.25	1.85	1.48	1.89	1.65	1.61	1.37	0.91	0.87	0.94			1.25
Ag (g/t)	93	98	102	88	103	108	108	87	84	69	60	67	61	62	35	29	39	50	41			72
Pb (%)	4.27	4.5	4.64	3.18	3.34	3.48	3.17	4.17	5.01	3.64	2.95	3.29	2.96	2.7	2.06	2.77	2.8	2.19	2.18			3.29
Zn (%)	1.05	1.17	1.79	2.16	1.64	1.43	2.76	1.12	1.4	1.58	1.32	1.34	0.96	1.36	1.88	1.15	0.83	0.85	0.87			1.43
AgEq (g/t)	347	362	356	355	354	347	348	339	334	319	316	313	311	298	256	244	218	206	200			306
LME	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037				Total
Ore (kt)	10	64	69	76	70	75	69	72	80	74	78	81	75	74	73	74	64	64	-	-	-	1,243
Ag (g/t)	395	407	424	410	352	354	319	295	296	322	275	272	300	231	242	228	250	220				306
Pb (%)	1.59	1.86	1.71	2.35	2.7	1.95	1.27	1.68	1.18	1.15	1.21	1.23	1.45	1.83	1.43	1.29	1.26	1.53				1.59
Zn (%)	0.44	0.43	0.37	0.46	0.51	0.27	0.38	0.46	0.38	0.41	0.31	0.37	0.37	0.51	0.39	0.34	0.28	0.35				0.39
AgEq (g/t)	455	475	486	496	450	424	367	358	341	366	320	318	354	300	296	277	297	277				365
LMW	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	Total
Ore (kt)	11	65	67	71	69	69	67	68	69	68	68	68	67	69	68	68	66	65	69	63	54	1,349
Ag (g/t)	306	333	330	330	360	369	354	341	352	329	334	333	333	339	316	297	278	267	258	236	212	317
Pb (%)	2.59	2.67	3.05	3.57	2.96	2.57	2.87	3.08	2.65	3.10	2.76	2.61	2.51	2.13	2.57	2.72	2.93	2.67	2.09	2.11	2.57	2.71
Zn (%)	0.27	0.24	0.25	0.28	0.25	0.28	0.26	0.38	0.28	0.36	0.29	0.27	0.27	0.29	0.34	0.35	0.28	0.32	0.33	0.29	0.26	0.29
AgEq (g/t)	396	426	437	456	464	460	454	449	445	437	430	425	420	413	406	392	381	360	331	310	302	412
TLP	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036					Total
Ore (kt)	28	146	141	149	148	141	161	155	165	146	138	140	141	141	142	139	128	-	-	-	-	2,348
Ag (g/t)	193	211	258	267	293	262	260	242	240	241	199	239	227	219	196	172	133					230
Pb (%)	3.73	3.51	2.71	2.57	2.26	2.73	2.85	3.11	2.75	2.93	3.58	2.72	2.98	3.31	3.60	3.67	3.89					3.07
Zn (%)	0.32	0.32	0.39	0.34	0.36	0.39	0.32	0.33	0.33	0.29	0.25	0.32	0.35	0.30	0.36	0.30	0.29					0.33
AgEq (g/t)	320	331	351	354	371	355	357	348	334	342	322	331	329	333	319	297	265					334
Ying Mine	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	Total
Ore (kt)	99	645	647	673	670	670	682	679	699	672	668	664	654	615	614	612	585	452	384	309	296	11,989
Au (g/t)	0.14	0.11	0.07	0.16	0.15	0.13	0.09	0.12	0.05	0.13	0.19	0.16	0.20	0.19	0.18	0.16	0.10	0.12	0.15	-	-	0.13
Ag (g/t)	282	305	316	301	297	289	270	259	257	255	238	247	246	236	228	221	208	224	209	228	224	257
Pb (%)	3.96	4.30	4.00	4.00	3.75	3.60	3.64	3.71	3.66	3.62	3.67	3.28	3.52	3.74	3.61	3.65	3.97	3.95	4.24	4.74	4.65	3.81
Zn (%)	0.94	1.16	1.31	1.42	1.31	1.39	1.58	1.58	1.27	1.38	1.39	1.58	1.23	1.53	1.52	1.35	1.26	1.39	1.54	1.61	1.66	1.41
AgEq (g/t)	448	488	488	482	465	452	438	429	415	420	409	405	409	412	398	388	381	401	403	432	426	429

Exploration and Development

The Ying Report includes a recommendation to continue exploration tunnelling and diamond drilling at the Ying Property. The exploration tunnelling is used to upgrade the drill-defined Resources to the Measured category, and the diamond drilling is used to expand and upgrade the previous drill-defined Resources, explore for new mineralized zones within the unexplored portions of vein structures, and test for the down-dip and along-strike extensions of the vein structures. The proposed exploration work is as follows:

SGX

Exploration tunnelling:

•	21,140 m exploration tunnelling on vein structures S1W2, S1W3, S1W5, S2, S2W, S4, S4E, S6, S6E, S7, S7-1, S7 2, S7-3, S7E2, S8, S8W, S14, S14W, S14-1, S16E, S16W, S18, S18E, S18W, S19, S19W, S19W1, S21, S21W, S22, S23, S26, S28, S29, S31, S31E, S32, S35, and S37 between levels 110 m and 710 m.

Diamond drilling:

•	21,800 m underground diamond drilling on vein structures S2, S6, S7, S7-1, S8, S14, S16W, S18E, S26, S28, S29, S31, S32.

HZG

Exploration tunnelling:

•	3,920 m exploration tunnelling on vein structures HZ5, HZ18, HZ19, HZ20, HZ20E, HZ22, HZ22E, HZ22W, HZ22W2, HZ23, HZ23W, and HZ26 between levels 500 m and 890 m.

Exploration drilling:

•	6,650 m underground exploration drilling on vein structures HZ5, HZ18, HZ22, HZ23, HZ26, HZ27, and HZ29.

HPG

Exploration tunnelling:

•	5,000 m exploration tunnelling on major vein structures H3, H4, H4W, H5, H5E, H5W, H6, H10-1, H11, H12-1, H12E, H13, H14, H15, H15W, H16, H16-1, H17, H18, and H21 between levels 100 m and 690 m.

Underground drilling:

•	10,735 m underground diamond drilling on vein structures H5, H10, H10-1, H12, H15, H17, and H20.

LME

Exploration tunnelling:

•	4,335 m on vein structures LM1, LM2, LM2-2, LM3-1, LM4, LM4W, LM5, LM5E, LM5E1, LM5E2, LM5W, LM5W2, LM6, LM6W, LM6E, and LM6E2 between levels 450 m and 959 m.

Diamond drilling:

•	6,640 m underground diamond drilling on vein groups LM2-2, LM4E, LM5, LM5E, LM61, LM62, LM63, and LM66.

LMW

Exploration tunnelling:

•	6,600 m on vein structures LM7, LM8, LM8-3, LM8-4, LM8-5, LM8W, LM12-1, LM12-2, LM13, LM14, LM14-1, LM16-1, LM17, LM17W, LM19W2, LM20W, LM25W, LM30, and LM41 as well as their parallel subzones between levels 500 m and 924 m.

Diamond drilling:

•	13.450 m underground drilling on LM14, LM16, LM17, LM19, LMW1, T11, LM5E, and LMW1 and their parallel vein structures.

TLP

Exploration tunnelling:

•	16,200 m exploration tunnelling on vein structures T1 vein group, T2, T2W, T3, T3E, T4, T5 vein group, T11, T11E, T14, T14 branch, T15W, T16 vein group, T17, T17W, T21, T22, T22E, T23, T26, T26E, T27 vein group, T28, T33 vein group, and T35 vein group, T38, T39 vein group, CJ9, CJ9W and CJ20 between levels 700 m and 1,070 m.

Diamond drilling:

•	13.620 m underground drilling on vein structures T3, T11, T27, CJ9, CJ9W1, CJ10, and CJ11.

DCG

Exploration tunnelling:

•	4,050 m exploration tunnelling on vein structures C4E, C4, C8, and C10 between levels 500 m and 790 m.

Diamond drilling:

•	7,340 m underground drilling on vein structures C4E, C7, C8, C9, C10, CJ9, and CJ9W1.

The estimated cost for all of the above exploration work is:

•	Tunnelling: RMB 104,380,000 (US$15.1M); and

•	Drilling: RMB 17,770,000 (US$2.6M).

Cautionary Note to U.S. Investors Concerning Estimates of Measured Resources and Indicated Resources:

This section uses the terms “Measured Resources” and “Indicated Resources”. We advise U.S. investors that these terms may not be comparable to similar terms under the SEC Modernization Rules. The estimation of Measured Resources and Indicated Resources involves greater uncertainty as to their existence and economic feasibility than the estimation of Proven and Probable Mineral Reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves. See “Cautionary Note to U.S. Investors Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This section uses the terms “Inferred Resources”. We advise U.S. investors that this term may not be comparable to similar terms under the SEC Modernization Rules. The estimation of Inferred Resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of Inferred Mineral Resources exist, are economically minable, or will be upgraded into Measured Resources or Indicated Mineral Resources. See “Cautionary Note to U.S. Investors Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

5.2	GC Mine

Current Technical Report

Except as otherwise stated, the information in this section is based on the Technical Report titled “NI 43-101 Technical Report Update on the Gaocheng Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China” (the “GC Report” or the “2021 Technical Report”) dated effective March 31, 2021, and prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”) on October 6, 2021. AMC has prepared previous Technical Reports on the GC property (the “GC property”) in 2009 (‘NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China’, effective date 18 June 2009), 2012 (‘NI 43-101 Technical Report on the GC Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China’, effective date 23 January 2012), 2018 (‘NI 43-101 Technical Report Update on the Gaocheng Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China’, effective date 30 June 2018), and 2019 (‘NI 43-101 Technical Report Update on the Gaocheng Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China’, effective date 30 June 2019, (2019 Technical Report)).

The following is a summary from the GC Report and is based on the assumptions, qualifications and procedures which are not fully described herein. The full text of the GC Report which is available for review on SEDAR at www.sedar.com is incorporated by reference in this AIF.

Location, Ownership, and History

The GC Property is located in the vicinity of Gaocheng village, Gaocun Township, Yun’an District, Yunfu City, Guangdong Province, People’s Republic of China. The Property is located west of the metropolitan city of Guangzhou, the capital of Guangdong Province. Guangzhou is located about 120 kilometres (km) north-west of Hong Kong and has a total population of about 14 million people. Access to the GC project from Guangzhou is via 178 km of four-lane express highway to Yunfu, then 48 km of paved road to the project site.

Silvercorp owns 99% of the GC Mine through its 100% ownership of the shares of Yangtze Mining Ltd. (Yangtze Mining), which in turn wholly owns Yangtze Mining (H.K.) Ltd. (Yangtze Mining H.K.), and Fortune Gold Mining Limited, which in turn wholly owns Silvercorp Metals (China) Inc. Guangdong Found Mining Co. Ltd. (China), (Guangdong Found), is the designated joint venture operating company of the GC Mine. Yangtze Mining (H.K.) Ltd., a wholly owned subsidiary of Yangtze Mining, owns 95% of Guangdong Found. Silvercorp Metals (China) Inc. owns 4% of Guangdong Found. Guangdong Found has a 100% beneficial interest in the GC Mine. The boundaries of the mining permit were surveyed, and the boundary markers were staked in the ground by the Bureau of Land and Resources of Guangdong Province before issuing the mining permit to Guangdong Found in 2010. [The precding text in this paragraph is an update to the information provided in the GC Report.]

The Mining Permit in the name of Guangdong Found is valid for 30 years to 24 November 2040, covers the entire 5.5238 km2 area of the GC Mine and permits mining from 315 metres (m) to minus 530 m elevations. The permit allows for the operation of an underground mine to produce silver, lead and zinc.

Currently, the GC mine is subject to Mineral Resources taxes, levied at 3% of revenue from lead and zinc and 2% of revenue from silver. The Mineral Resource taxes, together with other government fees that are not tied to revenue, amount to approximately 5% of revenue. The QP is not aware of any additional royalties, back-in rights, payments, agreements, environmental liabilities, or encumbrances particular to the property other than those stated above.

Various state-sponsored Chinese Geological Brigades and companies have conducted geological and exploration work in the project area with systematic regional geological surveys commencing in 1959. Historical drilling commenced in 2001.

Prior to Yangtze Mining acquiring the GC Property in 2005, illegal mining activity resulted in the excavation of several tunnels and small-scale mining of veins V2, V2-2, V3, V4, V5, V6, and V10. It is reported that a total of 1,398 m of excavation comprised of 10 adits and tunnels had been completed on the property through the illegal activity.

A total of 43 diamond drillholes for a combined total of 13,463.74 m was drilled on the GC Property between 2001 and 2007 prior to the property acquisition by Silvercorp. Diamond drillholes were drilled using PQ size in overburden, then reduced to HQ size for up to 100 m depth.

The Guangdong Provincial Institute of Geological Survey (GIGS) prepared a resource estimate for nine mineralized veins for the GC project after the 2004 – 2005 exploration season. This was not compliant with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards and is not material to the 2021 Technical Report.

Geological Setting, Mineralization, and Deposit Types

The GC Project is located at the intersection between the Wuchuan-Sihui Deep Fault zone and Daganshan Arc-ring structural zone. It is situated in the south-west part of the Daganshan uplift. Structures developed in the area are mainly the NWW-EW striking Gaocheng Fault zone, the NE striking Baimei Fault zone, and the Songgui Fault zone.

Basement rocks within the GC Project encompass quartz sandstone, meta-carbonaceous siltstone, carbonaceous phyllite, calcareous quartzite, and argillaceous limestone of the Sinian Daganshan Formation; quartz sandstone and shale of the Triassic Xiaoyunwushan Formation, and sandy conglomerate and conglomerate of the Cretaceous Luoding Formation. These rocks are intruded by Paleozoic gneissic, medium-grained biotite granite, and Mesozoic fine- to medium-grained adamellite, brownish, fine-grained, biotite mylonite, granite porphyry, quartz porphyry, diabase, and aplite. The Mesozoic intrusives intruded along the south and south-west contacts of the Paleozoic granites. The majority of Ag-Zn-Pb mineralization is hosted by the Mesozoic granite. The granite dips south and strikes west north-west, parallel to the majority of mineralized veins on the GC Property.

Ag-Zn-Pb mineralization at the GC deposit can be divided into two types: primary and oxidized. The primary mineralization is mainly composed of galena-sphalerite-silver minerals, which occur sparsely, as disseminations, veinlets, and lumps. Primary mineralization accounts for 95% of the entire Mineral Resource. Oxide mineralization occurs on and near the surface.

Mineralized veins in the GC area occur in relatively permeable fault-breccia zones. These zones are extensively oxidized from the surface to depths of about 40 m. Veins in this zone exhibit open space and boxwork lattice textures resulting from the leaching and oxidation of sulphide minerals. Secondary minerals present in varying amounts in this zone include kaolinite, hematite , and limonite.

The dominant sulphide mineral is pyrite, typically comprising a few percent to 13% of the vein. Other constituents are a few percent of sphalerite, galena, pyrrhotite, arsenopyrite, magnetite, and less than a percentage of chalcopyrite and cassiterite. Metallic minerals in much smaller amounts include argentite, native silver, bornite, wolframite, scheelite, and antimonite. Metallic minerals occur in narrow massive bands, veinlets or as disseminations in the gangue. Gangue minerals include chlorite, quartz, fluorite, feldspar, mica, hornblende, with a small or trace amount of kaolinite, tremolite, actinolite, chalcedony, garnet, zoisite, apatite, and tourmaline.

Alteration minerals associated with the GC vein systems include quartz, sericite, pyrite, and chlorite, together with clay minerals and limonite. Silicification commonly occurs near the centre of the veins. Chlorite and sericite occur near and slightly beyond the vein margins.

Quartz, pyrite, fluorite, and chlorite are closely related to the mineralization.

The poly-metallic mineralization of the GC deposit belongs to the mesothermal vein infill style of deposit.

Exploration

Silvercorp has carried out surface and underground exploration activities since 2008.

Surface-based exploration occurred primarily during 2008, which included soil sampling, geological mapping and trenching. Following up on geochemical anomalies, Silvercorp conducted trenching and pitting programs that exposed the mineralized veins on the surface and at shallow depth. A total of seven pits and one trench were excavated by Silvercorp exposing three veins.

Silvercorp completed more than 51.5 km of underground tunnelling and sampling at the Property through to 2018, and 29.2 km between 2019 and 2020.

The programs through to 2018 comprised 33,297 m of drifting along mineralized structures, 10,147 m of crosscutting across mineralized structures, and 8,833 m of raises. The 2019 and 2020 work comprised 14,940 m of drifting along mineralized structures, 7,288 m of crosscutting across mineralized structures, and 6,951 m of raises. Drifts and crosscuts have been developed at 40 m intervals vertically to increase geological confidence in the Mineral Resource.

50,480 channel / chip samples were collected from the mine areas through to and including 2018, with samples being assayed for Ag, Pb, and Zn. 14,576 channel / chip samples were collected from the mine areas between 2019 and 2020.

Drilling

Silvercorp completed its first phase of diamond drilling on the Property in 2008. Systematic drilling commenced on the property in 2011 and continued through to 2020. All Silvercorp drilling was completed as NQ-sized core. Drillhole collars were surveyed using a total station and downhole surveys were completed every 50 m downhole. Surface drillhole collars were cemented after completion and locations of drillholes were marked using 50 x 30 x 20 centimetres (cm) concrete blocks.

Core recoveries from Silvercorp drilling programs varied between 35.66% and 100.00% averaging 99.36%. The QP reviewed the relationship between grade and core recovery and found no bias.

All drill core is stored in a clean and well-maintained core shack in the GC camp complex. This core shack is locked when unattended and monitored by two security personnel 24 hours a day.

The majority of drillholes were drilled as inclined holes to test multiple vein structures. Underground drillholes were drilled as fans of multiple holes from single set-ups.

Sampling, Analysis and Data Verification

Drill core processing is completed by Silvercorp employees in accordance with a standard procedure. Core recovery is measured followed by detailed logging of the core with lithological, vein and mineralization contacts identified and recorded. The core is photographed and sampled on 2 m maximum intervals and at geological or mineralization contacts. Core is cut in half with a rock saw with one half bagged and secured for shipment to the laboratory, and the other half retained in the core tray for future reference.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure as well as from walls of cross-cut tunnels and bottom of trenches. Samples include vein material and associated wallrock.

Samples were shipped from the Gaocheng site to an ALS Laboratory in Guangzhou between 2008 and 2014. Since 2014, as a primary laboratory, samples have been shipped to the onsite laboratory at Gaocheng, which is owned and operated by Silvercorp. It is not certified by any standards association.

Silvercorp has established Quality Assurance / Quality Control (QA/QC) procedures that cover sample collection and processing at the GC Property. These QA/QC protocols have been progressively refined since 2011. Certified Reference Materials (CRMs) and coarse crushed blanks have been included with drilling samples since 2011, and with underground samples since 2014. Field duplicates have been included with drilling samples since 2012 and with underground samples since 2014. Check (umpire) samples (pulp duplicates) have been sent to a separate ‘umpire’ laboratory since 2012.

In 2018, Silvercorp further improved their QA/QC protocols to include regular and more frequent submission of CRMs, coarse blanks, and field duplicates with drilling and underground samples. Coarse reject duplicates and pulp duplicates were also incorporated into drill sampling programs. The proportion of check samples sent to a different laboratory was also increased. In 2019, Silvercorp initiated real-time monitoring of QA/QC protocols.

The QP has reviewed QA/QC data collected to date. While some issues have been noted with data collected prior to 2014, all data collected thereafter shows reasonable analytical accuracy and precision. The QP does not consider issues noted with pre-2014 data to be a material concern and considers the Gaocheng sample database acceptable for Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

Since the metallurgical testing reported in the 2012 Technical Report, no further testing has been done. The mill functioned in a trial mode up to 2014 and, from that point (FY2015 starting Q2 2014), has been in commercial production.

Metallurgical testing for the GC project was carried out by the Hunan Research Institute of Non-Ferrous Metals and reported in May 2009 in the report “Development and Research of the Comprehensive Recovery Test of Lead Zinc Silver Tin Sulphur for the Lead Zinc Ore Dressing in GC Mine Area”. This report was made available to AMC in English translation by Silvercorp. The testwork was also summarized in the January 2011 GMADI report as part of the “Design Instructions” for the plant design.

The objectives of the testwork were, following on from previous testwork of 2007 on samples from artisanal mining dumps, to i) maximize silver recovery to the lead concentrate, ii) investigate the potential for tin recovery, iii) develop a process flow sheet with appropriate operating parameters as a basis for the industrial scale implementation of lead, zinc, sulphur (and possibly tin) recovery, and iv) determine the product quality characteristics relative to the relevant national standards.

Since the start of trial operations in 2013 and commercial production in 2014, lead and zinc concentrates have been produced in commercial quantities at the Gaocheng mill. The overall process consists of crushing, grinding, sequential flotation of lead, zinc and pyrite concentrates, and concentrate dewatering by disc filtration. An experimental tin recovery gravity separation circuit is installed on pyrite flotation tails.

Two-stage crushing is carried out, with the second stage in closed circuit. Run of mine ore at -350 mm is reduced to crusher product at -10 mm. This is followed by two-stage grinding in ball mills to a product size of 80% passing 75 µm (P80 of 75 µm).

The flotation process consists of a standard flotation of lead, with three-stage cleaning of the lead concentrate, then flotation of zinc concentrate with three-stage cleaning; leaving pyrite tailings as sulphur concentrate. Concentrates are dewatered by conventional thickening and filtration.

In 2019, the lead-zinc-sulphur priority flotation process was optimized by changing from zinc-sulphur process priority flotation to zinc-sulphur mixed flotation and then zinc-sulphur separation flotation process. The quantity of ore processed has increased to around 300 ktpa.

Trucks under escort by security personnel are used to transport lead and zinc concentrates from the mine site to refineries. A front-end loader is used to load the concentrate from storage sheds near filters at the mill site to the concentrate shipping trucks.

There is a laboratory on site equipped with the customary sample preparation, wet chemistry, and basic photometric analytical equipment; as well as crushing, grinding, flotation, and gravity-separation metallurgical testing equipment.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimates

The Mineral Resources for the GC Property have been prepared by Silvercorp. Ms Dinara Nussipakynova, P.Geo., of AMC, has reviewed the methodologies and data used to prepare the Mineral Resource estimates and, after some adjustment to the Mineral Resource classification and capping, is satisfied that they comply with reasonable industry practice. Ms Nussipakynova takes responsibility for these estimates.

The QP is not aware of any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other similar factors that could materially affect the stated Mineral Resource estimates. It is noted that approximately 1% of the Mineral Resources lie below the lower limit of the current mining lease (-530 m elevation), but this is not seen as a material risk.

The data used in the Mineral Resource estimation includes results of all drilling carried out on the GC Property to 31 December 2020. The estimation was carried out in Micromine™ software. Interpolation was carried out using inverse distance squared (ID2) for all the veins.

Table 18	Summary of Mineral Resources as of 31 December 2020

Classification	Tonnes (Mt)	Ag (g/t)	Pb (%)	Zn (%)	Contained metal
					Ag (koz)	Pb (M lbs)	Zn (M lbs)
Measured	5.286	88	1.3	3.1	14,906	154	360
Indicated	4.747	75	1.1	2.5	11,457	111	259
Measured and Indicated	10.033	82	1.2	2.8	26,363	265	619
Inferred	8.441	87	1.0	2.4	23,562	195	442

Notes:

•	CIM Definition Standards (2014) were used for reporting the Mineral Resources.
•	Mineral Resource are reported at a silver equivalent (AgEq) cut-off grade of 105 g/t AgEg.
•	The equivalency formula is Ag g/t+50.46*Pb%+43.53*Zn% using prices of US$18.20/oz Ag, US$0.94/lb Pb, and US$1.08/lb Zn and estimated recoveries of 82.6% Ag, 89.5% Pb, and 87.3% Zn.
•	Sample results up to 31 December 2020.
•	Mineral Resources have been depleted to account for mining to 31 December 2020.
•	Veins factored to a minimum extraction width of 0.4 m.
•	Mineral Resources are inclusive of Mineral Reserves reported in Section 15.
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
•	The numbers may not compute exactly due to rounding.

Source: Silvercorp Metals Inc., reproduced as a check by AMC Mining Consultants (Canada) Ltd.

The GC deposit consists of 156 veins, each of which has a separate block model. Approximately 31,844 m of channel samples and 265,965 m of core samples from 1,854 drillholes form the basis of the estimate. A composite length of 0.4 m was used. Capping was applied after compositing. The parent block size for all veins was 0.8 m by 10 m by 10 m (x, y, z), with sub-cells employed. The sub-celling resulted in minimum cell dimensions of 0.2 m by 2 m by 2 m (x, y, z). The QP imported all 156 block models into Datamine software. The volume comparison of the original models versus the Datamine models showed a difference of less than 1%.

Interpolation was carried out using the ID2 method. Mining depletion and write-offs based on survey information to 31 December 2020 were coded into the block models by Silvercorp.

Mineral Resources are classified as Measured, Indicated, and Inferred. The QP reviewed the classification of each vein and requested changes when the classification needed to be modified.

The block models were validated by the QP in three ways. First, visual checks were carried out to ensure that the grades respected the raw assay data. Secondly, swath plots were reviewed. Thirdly, the estimate was statistically compared to the composited assay data, with satisfactory results.

The following observations have been made by the QP from a comparison of the 2019 Mineral Resource estimate and the 2020 Mineral Resource estimate:

•	Measured and Indicated tonnes have increased by 11%. This number is a result of the discovery of new veins and new vein interpretation.

•	Measured tonnes have increased by 57%. This number is a result of the discovery of new veins, new vein interpretation and conversion of Indicated tonnes (which have decreased by 17%) to Measured classification.

•	In the Measured category silver grade has decreased by 9% and lead and zinc grades have both decreased by 6%.

•	In the Indicated category silver grades have decreased by 3%, lead grades have increased by 6% and zinc grades have decreased by 1%.

•	In the Inferred category silver grades have decreased by 5%, lead grades have increased by 5% and zinc grades have decreased by 1%.

•	The net result in the Measured category has been a significant increase in contained metals due to the increase in tonnes. Silver and lead metal have each increased by 44% and zinc contained metal has increased by approximately 47%.

•	The net result in the Indicated category has been a decrease in the contained silver metal of 19%; lead and zinc contained metals have decreased by 12% and 19%, respectively. This is a result of conversion of Indicated material to Measured material.

•	The net result in the Inferred category has been an increase of 11% in the contained silver metal; contained lead metal has increased by 17% and contained zinc metal has increased by 13%.

Reasons for the differences in grade, tonnes, and contained metal include:

•	Updated interpretation of the veins.

•	Discovery of new veins.

•	Conversion of Indicated Mineral Resources to a Measured classification.

•	Depletion through mining.

Mineral Reserve Estimates

To convert Mineral Resources to Mineral Reserves, mining cut-off grades (COGs) have been applied, mining dilution has been added and mining recovery factors assessed on an individual vein mining block basis. Only Measured and Indicated Resources have been used for Mineral Reserves estimation.

The Mineral Reserve estimates for the GC Property were prepared by Silvercorp under the guidance of independent QP, Mr H. Smith, P.Eng., who takes QP responsibility for those estimates.

The Mineral Reserve estimation is based on the assumption that current stoping practices will continue at the GC property, namely predominantly shrinkage stoping but also with some cut and fill resuing. Minimum mining widths of 1.0 m for shrinkage and 0.5 m for resuing, and minimum dilution of 0.20 m total for shrinkage and 0.10 m for resuing cut and fill stopes are assumed. Full breakeven COGs used are 215 g/t AgEq for shrinkage and 275 g/t AgEq for resuing.

Table 19 summarizes the Mineral Reserves estimate for the Gaocheng mine. 63% of the Mineral Reserve tonnage is categorized as Proven and 37% is categorized as Probable.

Table 19	Gaocheng mine Mineral Reserves estimate at 31 December 2020

Classification	Tonnes (Mt)	Ag (g/t)	Pb (%)	Zn (%)	Contained metal
					Ag (koz)	Pb (Mlbs)	Zn (Mlbs)
Proven	2.587	93	1.5	3.3	7,743	84	189
Probable	1.544	95	1.5	3.0	4,740	51	103
Proven and Probable	4.131	94	1.5	3.2	12,483	135	293

Notes to Mineral Reserve Statement:

• Canadian Institute of Mining, Metallurgy and Petroleum Standards (2014) were used for reporting the Mineral Reserves.

• Full breakeven cut-off grades: Shrinkage = 215 g/t AgEq: Resuing = 275 g/t AgEq.

• Marginal material cut-off grade: Shrinkage = 185 g/t AgEq; Resuing = 250 g/t AgEq.

• Dilution (zero grade) assumed as a minimum of 0.1 m on each wall of a shrinkage stope and 0.05 m on each wall of a resuing stope.

• Mining recovery factors assumed as 92% for shrinkage and 95% for resuing.

• Metal prices: Silver US$18.20/troy oz, lead US$0.94/lb, zinc US$1.08/lb, with respective payables of 65.5%, 86.2%, and 66.3%.

• Processing recovery factors: Ag – 82.6%, Pb – 89.5%, Zn – 87.3%.

• Effective date 31 December 2020.

• Exchange rate assumed is RMB6.80: US$1.00.

• Rounding of some figures may lead to minor discrepancies in totals.

From the start of commercial operations at Gaocheng in 2014 through to the end of 2020, 1,853,662 tonnes have been mined at average head grades of 94 g/t silver, 1.6% lead, and 2.9% zinc. Compared to the average production head grades recorded up to the end of 2020, the current Mineral Reserve estimates show the same silver grade, a reduction in lead grade of 7%, and an increase in zinc grade of 9%.

The Main Shaft radius is 3 m. A 30 m radius around the Main Shaft is categorized as a safety pillar, with no mining or development allowed in the pillar area, other than for actual shaft access.

Relative to the Mineral Reserve estimates in the previous Technical Report (2019 Technical Report), there is a 39% increase in Proven Mineral Reserve tonnes and a 21% decrease in Probable Mineral Reserve tonnes, with an increase in Mineral Reserve total tonnes of 8% (311,000 t).

Mining Operations

Mining to date has been conducted in two stages. Stage 1 targeted bringing the project into production as soon as practicable using mobile, rubber-tired, diesel-powered equipment (development jumbo, loader, and truck) with surface declines access down to -50 mRL. Stage 2 development from -50 mRL down to -300 mRL employs conventional tracked equipment (battery powered locomotives, rail cars, electric rocker shovels and pneumatic hand-held drills) via a surface shaft access. In-stope rock movement is by gravity to draw points or hand-carting to steel-lined passes.

The rock mass condition is categorized as Fair to Good and it is anticipated that the vein and host rocks in the mine area will continue to be largely competent and require minimal ground support other than in weaker ground areas.

Production Rate

The average production is approximately 65 tonnes per day per stope for shrinkage stopes and 15 tonnes per day per stope for resue stopes with production per level capped at approximately 25% of the available stopes and up to 30 stopes concurrently working over all active levels.

The actual production rate from each stope is dependent on the vein width, and as such, the production rate and schedule assume a balance of wider and narrower vein stopes (generally shrinkage and resue respectively).

Mining Methods

Shrinkage stoping and resue stoping are the methods employed.

To support AMC’s understanding of the Silvercorp application of stoping methods and also their suitability for the GC Mine environment, the QP previously observed the application of these stoping methods at Silvercorp’s Ying mine operation during May 2016. The QP visited the GC site in January 2018. The Ying mine is located in Luoning County, in the Henan Province, about 10 km south-east of Xiayu and about 60 km south-east of Luoning. The methods employed are considered to be appropriate for the GC Mine environment.

Mine Development

The mine design is now based on Mineral Resources above 105 g/t AgEq, with the addition of vein exploration development (which, in some part, is also used for stope access). Vein exploration development is categorized as development that occurs outside of the Mineral Resource categorization. Vein exploration development is reported as development waste and , for planning purposes, is assigned zero grade irrespective of its actual resource grade.

The mine levels are located at 50 m vertical intervals. Levels are graded at 0.3% from either the Ramp or Main Shaft access, however the mine design provided by Silvercorp does not incorporate this feature. The QP does not consider this to be material with respect to estimates for development quantities.

Thus far, Phase 1 and Phase 2 development has all been completed. The production and ventilation systems consist of Main Shaft, Main Ramp, Exploration Ramp, and Phase 1 and 2 ventilation shafts.

The Main Shaft (from +248 mRL to -370 mRL) is used for hoisting of ore, waste rock, equipment and materials, personnel, and for intake airflow for -100 mRL and below levels.

The Main Ramp (portal elevation +176 mRL, bottom elevation reached -250 mRL) is used for transportation of ore, waste rock, equipment and materials, personnel, and for intake airflow for -500 mRL and above levels.

The Exploration Ramp is used for transportation of ore, waste rock, equipment and materials, personnel, and for intake airflow for +100 RL and +50 mRL levels.

There is a plan to extend the main ramp to -530 mRL for transportation of ore, waste rock, equipment and materials, personnel, and for intake airflow for -300 RL level and below.

Market Studies and Contracts

It is understood that the Gaocheng concentrates are marketed to existing smelter customers in Henan province in China and appropriate terms have been negotiated for 2021.

The QP also understands that an acceptable arsenic level in base metal concentrates, without penalty, for Chinese smelters is of the order of 1.0% and notes that the GC lead and zinc concentrates are acceptable to those smelters. The QP also notes the Silvercorp concentrate selling arrangements whereby:

•	Should the As level ever be higher than 1.0% in zinc concentrates, the payable Zn content would be discounted by 0.5% Zn for every 1% As above the 1.0% As level.

•	For instances where the pyrite concentrate has an As content above 1.0%, a penalty is paid on a case by case basis.

Smelter and Concentrate Sales Contracts

Sales contracts are in place for the lead concentrates with Shandong Humon Smelting Co. Ltd., and for the zinc concentrates with Chenzhou Qiantai Industrial Co. Ltd. and Chenzhou Jieyin Minerals Co. Ltd.

All contracts have an effective period of one year, with key elements of the contracts subject to change based on market conditions when monthly supplemental agreements to the annual contracts are negotiated. The QP had previously indicated that a preferable arrangement would have been to see contracts as part of a LOM frame agreement; however, the QP also understands that these contracts should be viewed in the context of the existing operations and concentrate sales to these smelters and therefore does not view the apparently short term of the contracts as a material issue.

All contracts have freight and related expenses to be paid by the customers.

The key elements of the contracts are summarized in Table 20.

Table 20	Key elements of 2021 smelter contracts

	Pb concentrate				Zn concentrate
	% Pb	Deduction RMB/t Pb	Ag (g/t)	% Payable	% Zn	Deduction RMB/t Zn price < RMB 15,000/t:	Deduction RMB/t Zn price > RMB 15,001/t:	Ag (g/t)	Payable RMB/g Ag
Minimum quality	35		500		35			150
Payment scales	> 50	2,050	>3,000	92	>=45	4,850	4,850 + (price – 15,000)*20%	>=300	RMB0.7
	45-50	2,150	2,500-3,000	91	40-45	4,850+50 per % lower than 45%	4,850 + (price – 15,000)*20% +50 per % lower than 45%	150-300	RMB0.6
	40-45	2,250	2,000-2,500	90	35-40	5,100+100 per % lower than 40%	5,100+ (price – 15,000)*20% +100 per % lower than 40%
	35-45	2,500	1,500-2,000	89
			1,000-1,500	88

With respect to lead and zinc terms, the above deductibles calculate out to 85 - 92% payable for the lead concentrate and approximately 70 - 78% for the zinc concentrate, at projected long-term prices. The QP considers these to be favourable terms relative to global smelter industry norms. Silver payables of approximately 90% are similarly in accord with industry norms.

Prior to the start of mining operations, silver was seen as the likely major contributor to ore value at Gaocheng. Improved zinc prices in recent years have elevated the importance of that metal to the Gaocheng operation. Silver prices have remained at reasonable levels and, since mid-2020, have been significantly above $20/oz. At long-term metal prices and payables assumed for the COG calculation (see Section 15 - zinc $1.08/lb and 66.3% payable, silver $18.20/oz and 65.5% payable, lead $0.94/lb and 86.2% payable), approximately 45% of estimated total LOM revenue would be attributed to zinc, 30% to silver, and 24% to lead.

Infrastructure, Permitting and Compliance Activities

The filtered tailings are conveyed to the TMF area via conveyor and then spread by bulldozer on a bench-by-bench basis. The tailings deposition method is dry stacking and filling (from bottom to top and stacking by bench to form the embankment), with concurrent rolling and compaction to the desired dry density standards.

The waste rock dump is located a short distance to the east of the mine portal. It is understood to have an immediate capacity of the order of 275,000 m3 (~558 kt). Underground waste rock produced to date has largely been used for construction purposes by Silvercorp or transported off site by local area persons, free of charge, again to be used for construction activities. The removal of waste rock from site is anticipated to continue for the foreseeable future. Waste rock could opportunistically be disposed of into shrinkage stope voids, but this is not in the current mine plan.

Based on the GC environmental assessment report, the QP understands that waste rock at the GC mine has no significant acid-generating potential.

The construction of a cemented tailings backfill plant was completed in December 2019. The design capacity is 60 – 80 m³/hr, or around 450 m³/day assuming seven hours operation. After surface and underground full-process backfilling tests and adjustment, the system began operating in July 2020. In 2020, the total backfill volume delivered was 43,091 m³, and the backfill guidance for 2021 is 70,626 m³.

There is a 110 kilo volts (kV) substation near Gaocun, about 6 km from the mining area. This is fed from the Guangdong Province electrical grid system. Silvercorp uses this substation as the main source of power for the mine. Currently there are two overhead power lines for the 6 km route. Two 1,500 kV diesel generators are designated for emergency backup to the man-hoist, underground ventilation system, water pumping and essential services in the plant.

A 10 kV substation within the mining area provides power service for the entire operations area. The power supply and distribution in the process plant, mining area, administrative and living areas are configured based on needs.

Sewage treatment and water treatment plants operate at the mine site. Any water that is not recycled and is released to the environment is treated to comply with standing regulations.

Underground water is discharged to surface using conventional centrifugal pumps via pipelines installed in the Ramp, Ramp Shaft, and Main Shaft. Underground water pumped to surface is collected in ponds at the Ramp portal or Main Shaft for sediment settling prior to being pumped to the process plant water treatment station. In 2020, a total volume of 497,659 m3 of underground water was treated, including 290,577 m3 discharged and 207,082 m3 recycled.

Mobile equipment repairs (trucks, loaders, etc.), other equipment breakdowns and equipment major services are conducted in the mining contractor’s surface workshop adjacent to the Ramp portal, with minor services conducted in redundant stockpile areas. Other fixed and mobile equipment (primary pumps, surface electric locomotive, rail cars, vehicles, etc.) are serviced in Silvercorp’s surface workshop located adjacent to the Main Shaft. This is fully equipped with overhead crane, welding, electrical, hydraulic, lathe services, etc.

The explosives warehouse is sited in the valley to the south-east of the GC Mining Area.

A properly constructed containment for storage of fuel is located in the vicinity of the diesel generators and fuel dispensing facilities.

There is a mine dry facility near the portal accommodating lockers, change room, showers, and washrooms for the miners. The mine office complex is for administration and engineering functions and to provide working space for management, supervision, geology, engineering, and other operations support staff.

Silvercorp operates the mine using contractors for development and production. The operation and maintenance of Silvercorp’s fixed plant is via Silvercorp personnel. Silvercorp provides its own management, technical services, and supervision staff to manage the GC mine operation.

Silvercorp has all the required permits for its operations on the GC Property and, in conjunction with safety and environmental certificates, these give Silvercorp the right to carry out full mining and mineral processing operations.

An Environmental Impact Assessment (EIA) report on the GC Project was prepared by the Guangdong Environmental Technology Centre (GETC) initially, and then reassessment is done periodically as required by regulations. An Environmental Permit was issued by the Department of Environmental Protection of Guangdong Province in June 2010.

There are no cultural minority groups within the general area surrounding the project. No records of cultural heritage sites exist within or near the GC project areas. The surrounding land is used predominantly for agriculture. The mining area does not cover any natural conservation, ecological forests, or strict land control zones.

Silvercorp has made a range of cash donations and contributions to local capital projects and community support programs, sponsoring university students and undertaking projects such as village road construction, and school upgrading and construction. Silvercorp has also made economic contributions to the local economy in the form of direct hiring and retention of local contractors, suppliers, and service providers.

A monitoring plan has been negotiated between the company and the local environmental protection department to meet the environmental management requirements of the project. Key components of the monitoring plan are water pollution monitoring, together with environmental air and noise monitoring. The monitoring work is carried out by qualified persons and / or a third-party contractor and is undertaken on a regular basis.

Capital and Operating Costs

The 2021 Technical Report cost estimates for FY2022 are based on mining 311,271 tonnes of ore and milling the same amount. Other major operational items assumed are waste development tunnelling at 10,200 m, exploration and development tunnelling at 10,300 m, and drilling at 58,500 m. Sustaining development tunnelling of 500 m is also assumed.

All major infrastructure for operation of the Gaocheng mine is in place, including that for a potential production rate increase to 1,600 tons per day (tpd), although that is not currently envisaged. FY2022 non-sustaining capital for further main ramp development is assumed at $0.4 million. FY2022 sustaining capital is assumed at $4.0 million, which equates to $12.85 per tonne of ore projected to be mined.

Mining operating costs are categorized by direct mining (shrinkage or resuing), waste development, exploration tunnelling, drilling, and common costs. Other estimated operating costs are for milling, general and administrative items, and government fee, Mineral Resources tax, and other taxes. The FY2022 operating cost breakdown in the 2021 Technical Report is as follows: mining – $45.34/tonne, milling – $14.23/tonne, G&A – $8.17/tonne, Mineral Resources tax, etc. – $4.93/tonne, for a total estimated operating cost of $72.61/tonne.

Contractor costs are the major component of the mining cost. The principal components of the milling costs are utilities (power and water), consumables (grinding steel and reagents), and labour.

The Gaocheng mine has been in commercial production for six years. From FY2021 onwards, a 13-year LOM is envisaged for the resource as currently understood at an average annual production rate of about 310,000 tonnes. Average silver equivalent grades are projected to be of the order of 309 g/t.

Exploration and Development

As per recommendations made in the GC Report, the Company plans to continue exploration tunnelling and diamond drilling at Gaocheng. The exploration tunnelling is used to upgrade the drill-defined Resources to the Measured category, and the diamond drilling is used to expand and upgrade the previous drill-defined Resources, explore for new mineralized zones within the unexplored portions of vein structures, and test for extensions of the vein structures.

Cautionary Note to U.S. Investors Concerning Estimates of Measured Resources and Indicated Resources:

This section uses the terms “Measured Resources” and “Indicated Resources”. We advise U.S. investors that these terms may not be comparable to similar terms under the SEC Modernization Rules. The estimation of Measured Resources and Indicated Resources involves greater uncertainty as to their existence and economic feasibility than the estimation of Proven and Probable Mineral Reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves. See “Cautionary Note to U.S. Investors Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This section uses the terms “Inferred Resources”. We advise U.S. investors that this term may not be comparable to similar terms under the SEC Modernization Rules. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of Inferred Mineral Resources exist, are economically minable, or will be upgraded into Measured Resources or Indicated Mineral Resources. See “Cautionary Note to U.S. Investors Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

ITEM 6	DIVIDENDS AND DISTRIBUTIONS

The Company declared its first annual dividend of CAD$0.05 per share in calendar year 2007 (fiscal year 2008) and has declared and paid dividends as set out in the table below.

Fiscal Year ended March 31,	Dividends Declared per share	Total Dividends Paid per share
2018	$0.020	$0.020
2019	$0.025	$0.025
2020	$0.025	$0.025
2021	$0.025	$0.025
2022	$0.025	$0.025

Since Fiscal 2019, the Company has been paying semi-annual dividend of $0.0125 per share ($0.025 per share on an annual basis).

The declaration and payment of future dividends, if any, is at the discretion of the Board and will be based on a number of relevant factors including commodity prices, market conditions, financial results, cash flows from operations, and expected cash requirements.

ITEM 7	DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The Company has an authorized capital of an unlimited number of Common Shares without par value, of which 177,320,174 Common Shares were issued and outstanding as of June 21, 2022. A further 1,530,335 Common Shares have been reserved for issuance upon the due and proper exercise of certain incentive options (“Options”) and 2,381,125 restricted share units (“RSUs”) outstanding as of June 21, 2022.

The following is a summary of the principal attributes of the Common Shares:

Voting Rights. The holders of the Common Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company. The Common Shares carry one vote per share. There are no cumulative voting rights, and directors do not stand for re-election at staggered intervals.

Dividends. The holders of Common Shares are entitled to receive on a pro rata basis such dividends as may be declared by the Board out of available funds. There are no indentures or agreements limiting the payment of dividends.

Rights on Dissolution. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Common Shares will be entitled to receive on a pro rata basis all of the assets of the Company remaining after payment of all of the Company’s liabilities.

Pre-Emptive, Conversion and Other Rights. No pre-emptive, redemption, sinking fund or conversion rights are attached to the Common Shares, and the Common Shares, when fully paid, will not be liable to further call or assessment. There are no provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of holders of Common Shares may only be changed by a special resolution of holders of 66⅔% of the issued and outstanding Common Shares, in accordance with the requirements of the Business Corporations Act (British Columbia).

Under the Company’s amended and restated share-based compensation plan (the “Omnibus Plan”), the maximum number of shares issuable under the Omnibus Plan shall not in the aggregate exceed 10% of the issued and outstanding Common Shares, from time to time. As of June 21, 2022, the Company has: stock options outstanding to purchase 1,530,335 Common Shares at exercise prices ranging from CAD$3.93 to CAD$9.45 per share and with terms of between three and five years, with the last options expiring on April 26, 2027; and 2,381,125 RSUs outstanding.

ITEM 8	MARKET FOR SECURITIES

The Common Shares were initially listed for trading on the TSX-V under the symbol “SVM”. The Common Shares commenced trading on the TSX under the same symbol and delisted from the TSX-V on October 24, 2005. The Common Shares began trading on the NYSE Amex Equities (now known as the “NYSE American”) under the symbol “SVM” on February 17, 2009, and trading moved to the NYSE under the symbol of “SVM” on November 5, 2009. The Company voluntarily delisted its Common Shares from the NYSE in September 2015. The Common Shares commenced trading on the NYSE American on May 15, 2017.

The following table sets forth the high, low and month-end closing prices and volume of the Common Shares traded on the TSX for the periods indicated (stated in Canadian dollars):

Date	High	Low	Close	Volume
March 2022	5.41	4.41	4.56	18,651,476
February 2022	5.00	3.98	4.70	6,955,648
January 2022	4.90	3.95	4.19	6,425,219
December 2021	5.25	4.31	4.73	7,192,834
November 2021	5.95	5.09	5.16	8,363,738
October 2021	5.50	4.58	5.24	8,003,588
September 2021	5.83	4.74	4.83	8,807,573
August 2021	6.32	4.96	5.55	9,079,526
July 2021	7.07	5.84	6.20	6,465,108
June 2021	8.07	6.53	6.80	7,714,917
May 2021	7.92	6.67	7.85	10,713,670
April 2021	7.12	6.28	6.46	9,304,200

The following table sets forth the high, low and month-end closing prices and volume of the Common Shares traded on the NYSE American for the periods indicated (stated in United States dollars):

Date	High	Low	Close	Volume
March 2022	4.20	3.52	3.62	39,787,508
February 2022	3.89	3.12	3.70	25,039,342
January 2022	3.92	3.08	3.32	23,921,561
December 2021	4.14	3.33	3.76	29,123,833
November 2021	4.76	3.98	4.04	22,811,143
October 2021	4.44	3.64	4.22	20,117,818
September 2021	4.66	3.71	3.81	23,787,440
August 2021	5.04	3.92	4.41	23,505,803
July 2021	5.70	4.60	4.98	16,737,299
June 2021	6.72	5.27	5.49	19,070,823
May 2021	6.54	5.40	6.45	28,212,505
April 2021	5.70	4.98	5.28	20,533,910

ITEM 9	ESCROWED SECURITIES

The Company has no securities currently held in escrow.

ITEM 10	DIRECTORS AND OFFICERS

Name, Occupation, and Security Holding

The following table sets out the names of the directors and officers of the Company, the current position and office held, each person’s principal occupation, business or employment during the last five years, the period of time during which each has been a director or officer of the Company and the number of Common Shares beneficially owned by each, directly and indirectly, or over which each exercised control or direction as at June 21, 2022.

Name and Municipality of Residence(1)	Current Positions and Offices Held	Principal Occupations During the Last Five Years(1)	Date of Appointment as a Director or Officer	Common Shares Beneficially Owned(1) (Percentage of Outstanding Shares)
Dr. Rui Feng(2) West Vancouver, BC, Canada	Chairman, Chief Executive Officer, and Director

Chairman and CEO of Silvercorp from September 2003 to present. CEO of New Pacific Metals Corp. from May 2010 to April 2020, and from January 2022 to present, and Director of New Pacific Metals Corp. since May 2004. Director of Whitehorse Gold Corp.

			September 4, 2003	5,863,000 (3.31%)
David Kong (3)(4)(5) Richmond, BC, Canada	Director	Partner at Ernst & Young LLP from 2005 to 2010. Director of New Pacific Metals Corp., Uranium Energy Corp., and Gold Mining Inc.	November 24, 2011	203,500 (0.11%)
S. Paul Simpson (3)(4)(6) Vancouver, BC, Canada	Director	Lead Independent Director of Silvercorp, Corporate Securities Lawyer holding a Certificate in Mining Law from Osgoode Hall Law School at Armstrong Simpson, Barristers & Solicitors.	June 24, 2003	1,116,484 (0.63%)

Name and Municipality of Residence(1)	Current Positions and Offices Held	Principal Occupations During the Last Five Years(1)	Date of Appointment as a Director or Officer	Common Shares Beneficially Owned(1) (Percentage of Outstanding Shares)
Yikang Liu(4)(7) Beijing, China	Director	Former Deputy Secretary General of China Mining Association.	July 24, 2006	91,333 (0.05%)
Marina Katusa(3)(8) Vancouver, BC, Canada	Director	President/CEO of Canita Consulting Corporation 2010 to present. Director of Osisko Development Corp. since May 2021. Member of the Board of Directors of Family Services of Greater Vancouver from 2016 to 2020. Director Corporate Development and Strategy, GCT Global Container Terminals Inc. from 2013 to 2017. Vice President Corporate Development, Exeter Resource Corporation from 2012 to 2013.	September 29, 2017	121,000 (0.07%)
Derek Liu(9) Burnaby, BC, Canada	Chief Financial Officer	Chief Financial Officer of Silvercorp since 2015. Director of Volcanic Gold Mines Inc. since December 2020.	February 6, 2015	96,666 (0.05%)
Yong-Jae Kim(10) Vancouver, BC, Canada	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary of Silvercorp and New Pacific Metals since October 2018. Lawyer at Gowling WLG (Canada) LLP from 2010 to 2018.	October 1, 2018	30,000 (0.02%)
Lon Shaver(11) Surrey, BC, Canada	Vice President	Vice President of Silvercorp since October 2018. Senior Vice President (from 2011 to 2016) and Vice President (from 2005 to 2011), Investment Banking, Equity Capital Markets at Raymond James. Director of Omai Gold Mines Corp. since November 2020.	October 1, 2018	114,833 (0.06%)
Total:(12)				7,636,816 (4.31%)

Notes:

1.	The information as to municipality of residence and principal occupation of each nominee has been individually furnished by the respective director or officer. The number of Common Shares and New Infini Shares beneficially owned directly or indirectly, or over which control or direction is exercised, is based upon information furnished to the Company by each director or officer, as applicable, as at the date hereof.
2.	Dr. Rui Feng is a director of New Infini and holds 3,672,020 common shares of New Infini (“New Infini Shares”), representing 8.05% of the issued and outstanding New Infini Shares.
3.	Member of Audit Committee and Corporate Governance Committee.
4.	Member of Compensation Committee.
5.	David Kong holds 198,002 New Infini Shares, representing 0.43% of the issued and outstanding New Infini Shares.
6.	S. Paul Simpson is director of New Infini and holds 154,002 New Infini Shares, representing 0.34% of the issued and outstanding New Infini Shares.
7.	Yikang Liu holds 88,001 New Infini Shares, representing 0.19% of the issued and outstanding New Infini Shares.
8.	Marina Katusa holds 118,802 New Infini Shares, representing 0.26%% of the issued and outstanding New Infini Shares.
9.	Derek Liu holds 132,002 New Infini Shares, representing 0.29% of the issued and outstanding New Infini Shares.
10.	Yong-Jae Kim holds 110,001 New Infini Shares, representing 0.24% of the issued and outstanding New Infini Shares.
11.	Lon Shaver is the President of New Infini and holds 118,801 New Infini Shares, representing 0.26% of the issued and outstanding New Infini Shares. Mr. Shaver resigned as a director of New Infini on December 31, 2020.
12.	Together, the directors and officers of the Company hold an aggregate of 4,591,631 New Infini Shares, representing 10.07% of the issued and outstanding New Infini Shares.

The current term of office of each of the directors expires at the next annual general meeting of shareholders.

All of the directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control over 7,636,816 Common Shares representing approximately 4.31% of Common Shares issued and outstanding as of June 21, 2022.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As at the date of this AIF and within the 10 years before the date of this AIF, no director or executive officer of the Company, is or has been a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)	while that person was acting in that capacity, was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)	was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while that person was acting as a director, chief executive officer or chief financial officer of the company.

As at the date of this AIF and within the 10 years before the date of this AIF, no director or executive officer of the Company nor any shareholder holding sufficient number of securities of the Company to materially affect control of the Company, is or has been a director or executive officer of any company (including the Company), that:

(a)	while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has within 10 years before the date of this AIF, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

No director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has, within the 10 years prior to the date of this AIF, been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring and exploiting natural resources properties. These associations to other companies in the resource sector may give rise to conflicts of interest from time to time.

Under the laws of the Province of British Columbia, the directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company. In the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will disclose such interest in a contract or transaction and will abstain from voting on any resolution in respect of such contract or transaction. See also “Item 4.4 Risk Factors” and “Item 14 Interest of Management and Others in Material Transactions”.

ITEM 11	AUDIT COMMITTEE

Audit Committee Charter

A copy of the Charter of the Audit Committee is attached hereto as Schedule “A”. A description of the responsibilities, powers and operation of the committee can be found therein.

The Audit Committee, among other things, reviews the annual financial statements of the Company for recommendation to the Board, reviews and approves the quarterly financial statements, oversees the annual audit process, the Company’s internal accounting controls and the resolution of issues identified by the Company’s auditors, and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting. In addition, the Audit Committee meets annually with the Company’s auditors both with and without the presence of any members of the Company’s management.

Composition of the Audit Committee

The current members of the Audit Committee are David Kong, Marina Katusa, and Paul Simpson, all of whom are considered independent and financially literate, pursuant to National Instrument 52-110 Audit Committees (“NI 52-110”). The Audit Committee will be re-constituted after the 2022 annual general meeting of shareholders.

Relevant Education and Experience

David Kong, Director

Mr. Kong holds a Bachelor in Business Administration and earned his Chartered Accountant (CPA, CA) designation in British Columbia in 1978. From 1981 to 2004, he was partner of Ellis Foster Chartered Accountants and from 2005 to 2010, a partner at Ernst & Young LLP. Currently, Mr. Kong is a director of New Pacific Metals Corp., Uranium Energy Corp., and Gold Mining Inc. Mr. Kong is a certified director (ICD.C) of the Institute of Corporate Directors.

Marina Katusa, Director

Ms. Katusa has over 15 years of business experience in areas including mineral exploration, research analysis, strategic planning, and corporate development. She earned a Masters of Business Administration (MBA) degree and a Bachelor of Science (BSc) degree in Geology/Earth & Ocean Science from the University of British Columbia. She is currently a member of the board of directors of Osisko Development Corp. and was previously on the board of Family Services of Greater Vancouver.

Paul Simpson, Director

Mr. Paul Simpson is a Vancouver based corporate securities lawyer with the firm Armstrong Simpson, and holds a Certificate in Mining Law from Osgoode Hall Law School. He has over 25 years of experience, predominately advising public companies with international natural resource property holdings. He has been a director and officer of a number of public companies, including companies with resource assets in China.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6 or 3.8 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

During the last year, all recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a specific policy and procedure for the engagement of non-audit services as described in Section IV of the Audit Committee Charter. The Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

External Auditor Services Fees

The Company’s independent registered public accounting firm for the years ended March 31, 2022 and 2021 was Deloitte LLP. The Audit Committee has reviewed the nature and amount of the services provided by the principal accountants to ensure auditor independence. Fees (stated in Canadian dollars) paid or billed for audit and other services provided by Deloitte LLP in the last two fiscal years are outlined below:

Nature of Services	Year Ended March 31, 2022	Year Ended March 31, 2021
Audit Fees(1)	$1,095,000	$996,000
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total	$1,095,000	$996,000

Notes:

(1)	“Audit Fees” include the aggregate fees billed for professional services of the principal accountant for the audit of the Company’s annual financial statements and the audit of the Company’s internal control over financial reporting for Fiscal 2022 and Fiscal 2021, or review services that are normally provided by the principal accountant in connection with interim filings or engagements for those fiscal years. For the year ended March 31, 2022 and 2021, fees of $148,000 and $133,000, respectively, related to the review of interim filings have been included as part of “Audit Fees”.
(2)	“Audit-Related Fees” include the aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under above note (1).
(3)	“Tax Fees” include the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
(4)	“All Other Fees” include the aggregate fees billed for products and services provided by the principal accountant, other than the services reported in the above items.

ITEM 12	PROMOTERS

No person or company has been a promoter of the Company or a subsidiary of the Company within the two most recently completed financial years or during the current financial year.

ITEM 13	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of any other actual or pending material legal proceedings or any regulatory actions to which the Company is or was a party to, or is likely to be a party to, or of which any of its business or property is or was the subject of during Fiscal 2022.

ITEM 14	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer, person or company that beneficially owns and controls or directs, directly or indirectly, more than 10% of the Common Shares, or any associate or affiliate of such person, company or director or executive officer, have had any material interest, direct or indirect, in any material transaction of Silvercorp within the Company’s three most recently completed financial years or during the current financial year, which has materially affected or is reasonably expected to materially affect Silvercorp.

ITEM 15	TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Investor Services Inc. of 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada V6C 3B9.

ITEM 16	MATERIAL CONTRACTS

There are no contracts other than those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed financial year ended March 31, 2022, or before the most recently completed financial year but are still in effect as of the date of this AIF.

ITEM 17	INTERESTS OF EXPERTS

Names of Experts

Ying Report

AMC was commissioned by the Company to prepare the Ying Report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” dated effective July 31, 2020 and signed on October 9, 2020.

The authors of the Ying Report are as follows:

Qualified Persons responsible for the preparation of this Technical Report
Qualified Person	Position	Employer	Independent of Silvercorp?	Date of last site visit	Professional designation	Sections of report[1]
Mr H.A. Smith	Senior Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd.	Yes	13-16 July 2016	P.Eng. (BC), P.Eng. (ON), P.Eng. (AB), P.Eng. (NT)	2-6, 15, 16, 20-22, 27 and parts of 1, 18, 19, 25 and 26
Dr G. Vartell (formerly known as Dr. A.A. Ross)	Geology Manager / Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	13-20 July 2016	P.Geo. (BC), P.Geol. (AB)	7-10, 12, 23, 24 and parts of 1, 25, and 26
Mr R. Webster	Principal Geologist	AMC Consultants Pty Ltd.	Yes	None	MAIG	Parts of 1, 14, 25 and 26
Mr S. Robinson	Senior Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	None	P.Geo. (BC),	11, parts of 1, 14, 25, and 26
Mr R. Chesher	General Manager / Senior Principal Metallurgist	AMC Consultants Pty Ltd.	Yes	None	FAusIMM(CP)	13, 17, parts of 1, 19, 25, and 26
Mr A. Riles	Director and Principal Consultant	Riles Integrated Resource Management Pty Ltd.	Yes	16-19 February 2012	MAIG	Parts of 1, 18, 25, and 26

Note: For Section 14, Mr Webster is responsible for the SGX, HPG, LMW, and LME deposits and Mr Robinson is responsible for the TLP, HZG, and DCG deposits. Mr Smith is responsible for Section 18, other than for the TMFs discussion, for which Mr. Riles takes responsibility. For other sections where QPs are indicated as having part responsibility, that responsibility reflects their individual area of expertise, whether geological, mining, or metallurgical.

GC Report

AMC was commissioned by Silvercorp Metals Inc. (Silvercorp) to prepare the GC Report titled “NI 43-101 Technical Report Update on the Gaocheng Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China”, effective March 31, 2021 on the GC Property, located in Gaocun Township, Yun’an County, Guangdong Province, China. The authors of the GC Report are as follows:

Qualified Persons responsible for the preparation of this Technical Report
Qualified Person	Position	Employer	Independent of Silvercorp?	Date of last site visit	Professional designation	Sections of Report
Ms D. Nussipakynova	Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	January 2018	P.Geo. (BC)	12, 14, part of 1, 25, and 26
Mr H. A. Smith	Senior Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd.	Yes	January 2018	P.Eng. (BC, ON, AB, NT)	2 to 6, 15, 16, 19,21 to 24, 27, Part of 1, 18, 25, and 26
Mr A. Riles	Director and Principal Consultant	Riles Integrated Resources Management Pty Ltd.	Yes	May 2011	MAIG	13, 17, Part of 1, 18, 25, and 26
Dr G. Vartell (formerly known as Dr. A. A. Ross)	Geology Manager/ Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	No visit	P.Geo (BC), P.Geol (AB)	7 to 10, Part of 1, 25, and 26
Mr. S. Robinson	Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	No visit	P.Geo (BC), MAIG	11, Part of 1, 25, and 26
Mr. G. Ma	Manager Exploration and Resources	Silvercorp Metals Inc.	No	May 2021	P.Geo (ON)	20, Part of 1, 25, and 26

Interests of Experts

None of the independent consulting geologists and independent “Qualified Persons” named in “Item 17 Names of Experts”, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company except as disclosed below. This information has been provided to the Company by the individual experts.

The Qualified Persons who were responsible for the preparation of the Ying Report and GC Report beneficially owned, directly or indirectly, less than 1% of the Common Shares. The Company confirms that its personnel named herein are non-independent Qualified Persons.

Auditor

Deloitte LLP is the independent registered public accounting firm of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and the applicable rules and regulations of the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

ITEM 18	ADDITIONAL INFORMATION

Additional information on the Company can be found on the Company’s website at www.silvercorp.ca or on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional information is provided in the Company’s most recent financial statements and the management’s discussion and analysis for its most recently completed financial year.

SCHEDULE “A”

SILVERCORP METALS INC.

AUDIT COMMITTEE CHARTER

I.       Purpose

The main objective of the Audit Committee is to be responsible for the relationship between the Company and any external auditor or registered public accounting firm (“external auditor”) of the Company, and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, and (c) the Company’s risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is one of oversight and shall not relieve the Company’s management of its responsibilities for preparing financial statements which accurately and fairly present the Company’s financial results and conditions or the responsibilities of the external auditors relating to the audit or review of financial statements.

II.       Organization

The Committee shall consist of three or more directors, each of whom shall be “independent” as defined in accordance with National Instrument 52-110, U.S. securities laws and regulations and applicable stock exchange rules; provided, however, that one or more members of the Committee may be non-independent if permitted by all applicable regulations.

The members of the Committee and the Chair of the Committee shall be selected annually by the Board and serve at the pleasure of the Board. Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

Each member of the Audit Committee shall be “financially literate” as defined under National Instrument 52-110, be able to read and understand fundamental financial statements and satisfy all applicable financial literacy requirements of all applicable regulations. Additionally, at least one member of the Committee shall: be financially sophisticated, in that he or she shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities; and be an “audit committee financial expert” within the meaning of U.S. federal securities laws. None of the members of the Committee may have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes.

The Committee may form and delegate authority to subcommittees when appropriate.

III.       Meetings

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.

The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

The Committee may also act by unanimous written consent of all members which shall constitute a meeting for the purposes of his charter of the Committee.

IV.       Responsibilities

(1)	The Committee shall be directly responsible, subject to any authority reserved by law to the Company’s shareholders, for the appointment, compensation, retention, and oversight of any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or other services for the Company, in accordance with applicable securities laws (including resolution of any disagreements between management and the external auditor), and the external auditor shall report directly to the Committee.

(2)	The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting; obtaining from the external auditors a formal written statement delineating all relationships between the external auditors and the Company, consistent with the Public Company Accounting Oversight Board Rule 3526; and actively engaging in a dialogue with the external auditors with respect to any disclosed relationships or services that impact the objectivity and independence of the external auditor.

(3)	The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

(4)	The Committee must review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

(5)	The Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

(6)	The Committee is responsible for overseeing the Company’s Whistleblower Policy and the establishment of procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(7)	Review and monitor all related party transactions which may be entered into by the Company.

(8)	The Committee must review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

(9)	The Committee is responsible for annually reviewing the adequacy of its charter and recommending any changes thereto to the Board.

V.       Authority and Funding

The Committee shall have the following authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	set and pay the compensation for the independent counsel and any advisors employed by the Committee, and

(c)	communicate directly with the internal and external auditors.

The Company shall provide for appropriate funding, as determined by the Committee, for payment of:

(a)	compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

(b)	compensation to any advisers employed by the Committee; and

(c)	ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.